ONE
METAL

ONE
COUNTRY

ONE
TEAM

FIRST MAJESTIC
SILVER CORP.

2012
ANNUAL REPORT

TABLE OF CONTENTS

2	2012 Highlights
6	Message from the President and CEO
8	Message from the Chief Operating Officer
10	One Team
12	One Family
14	Our Commitment To Corporate Citizenship
and Social Responsibility
18	Our Mines and Projects
20	Del Toro Silver Mine
24	La Guitarra Silver Mine
26	La Encantada Silver Mine
28	La Parrilla Silver Mine
30	San Martin Silver Mine
32	La Luz Silver Project
33	Plomosas Silver Project
34	Reserves and Resources
36	Silver Bullion
37	Financial Statements
IBC	Corporate Information

INVESTMENT HIGHLIGHTS

REVENUE	EARNINGS PER SHARE
2012: $247.2M	2012: $0.80
2011: $245.5M	2011: $1.00
↑ 1%	↓ 20%

MINE OPERATING	SHARE PRICE (FR.T)
EARNINGS	2012: $20.06
2012: $142.0M	2011: $17.18
2011: $163.3M	↑ 17%
↓ 13%
SILVER EQUIVALENT
NET INCOME	OUNCES PRODUCTION
2012: $88.9M	2012: 9,110,452
2011: $103.6M	2011: 7,562,494
↓ 14%	↑ 20%

CASH FLOW PER SHARE	YEAR END SILVER PRICE
(LONDON FIX, YEAR AVERAGE)
2012: $1.35	2012: $31.15
2011: $1.56	2011: $35.12
↓ 14%	↓ 11%
All amounts are in US dollars unless stated otherwise.

ONE METAL

ONE COUNTRY

ONE TEAM

First Majestic is one of the world’s purest and fastest-growing silver mining companies. Silver production represents more than 90% of our total output, and new production in 2013 is expected to sustain our high silver purity. The Company’s focus is simple: acquire and develop advanced-stage silver projects in Mexico, grow through exploration, development and strategic acquisition, and become one of the world’s leading silver producers. Our primary asset—and the key to our success—is our people. We have built an outstanding, innovative roster of industry professionals and earned a reputation for team-based employee empowerment and satisfaction.

2	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

$9.08

CASH COSTS
PER OUNCE

Acquired Silvermex Resources Inc., adding a fourth producing silver asset to our portfolio

$28.62

2012 PRODUCTION
COSTS PER TONNE

1

DRIVEN TO BECOME
NORTH AMERICA'S NUMBER ONE
SILVER PRODUCER

Del Toro Silver Mine begins inaugural production making it the Company's 5th producing silver mine

2012 HIGHLIGHTS 3

9

CONSECUTIVE YEARS OF
RECORD SILVER AND SILVER
EQUIVALENT PRODUCTION

20%

INCREASE IN
PRODUCTION IN 2012

ONE METAL - SILVER

We have built First Majestic into one of the world’s purest silver producers because we believe the metal is essential for the future. In fact, silver may have the best growth profile of any metal. Silver’s unique properties make it indispensable for a growing array of uses in industry, technology and health, and its appeal as a hard asset has earned it growing merit within the investment sector.

ONE COUNTRY - MEXICO

Our mines and projects are located entirely in Mexico. We have made this choice because of the country’s political and financial stability, modern and growing infrastructure, educated and skilled labour force and under-explored resources. In fact, we believe Mexico may be the best place in the world for mining and exploration.

ONE TEAM -
THE FIRST MAJESTIC FAMILY

Our success is made possible through a remarkable team spirit and a shared belief in the power of hard work, innovation and cooperation. We also believe our social, environmental and community achievements rank equally with those of the balance sheet. Two prestigious corporate social responsibility awards and one corporate award in 2012 attest to our team’s commitment to good business practices: 1) Mexico’s “Socially responsible business distinction Award” from the Centro Mexicano para la Filantropia (CEMEFI) for the fifth consecutive year, 2) the “Clean Industry Certificate” from the Mexican Environmental Authority (PROFEPA) at our San Martin Silver Mine, and 3) Mexico’s “Miner of the Year Award” from the Mining Metallurgists and Geologists Engineers Association of Mexico for our Chief Operating Officer Ramon Davila.

MESSAGE FROM THE PRESIDENT AND CEO

Fellow Shareholders,
We enjoyed another record year at First Majestic, reaching our highest number ever for silver ounces produced. The year was also highlighted by our acquisition of Silvermex resources, the third public company we have purchased. This acquisition gave us the La Guitarra mine, which in July became our fourth producing silver mine. Shortly after year end, Del Toro became our fifth producing mine in just nine years of operation. This is a remarkable achievement, one made possible by our exceptional teams in both Mexico and Canada.

We produced 8.3 million ounces of silver in 2012, representing an increase of 14% over 2011. I expect to see production exceed 11 million ounces in 2013 and generate further growth of 30%. In addition, our existing assets will bring us continued growth far into the future.

We achieved our ninth consecutive year of record growth in 2012, marking increases of 14% in silver and 20% in silver equivalent production. We expect further growth of 30% in 2013.

Revenues for 2012 came in at a record of $247.2 million, representing an increase of 1% over the $245.5 million generated in 2011. Revenues in 2012 arising from the sale of silver amounted to 91% of total revenues, maintaining First Majestic’s status as the purest silver producer in the world.

Mine Operating earnings were again strong, totalling $142.0 million for 2012. unfortunately, due to lower silver prices, this represented a decrease of 13% compared to the $163.3 million earned in 2011. After tax net earnings were also again strong for 2012, totalling $88.9 million compared with $103.6 million for 2011.

First Majestic remains on target to become one of the world’s leading silver producers. Our strategy of buying undervalued assets or underperforming mines and using our expertise to build them into larger and better

6	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

operations continues to be our strength. This strategy has paid off well for our shareholders, and i’m convinced it is the correct path for the Company’s future growth. However, shareholders have my commitment that any dollar spent or any share issued will generate a return to shareholders that makes sense. In other words, we will not grow at the expense of sound business decisions.

Silver prices remained mostly above $27 per ounce throughout 2012, reaching a high of $37.23 in February. except for a brief spike in early 2011, silver has been caught in a fairly narrow range for almost two years now. believe firmly, however, that we’ll see much higher prices in the years ahead due mainly to silver’s growing utility in numerous industrial sectors.

We were happy to inaugurate Phase 1 of our newest mine, the Del Toro Silver Mine, in January 2013. Although it opened a few months behind schedule, Del Toro’s fast track to production was still a remarkable achievement. Del Toro is an extremely important mine for the region of Chalchihuites and the State of Zacatecas. As shareholders know, once Del Toro is fully completed in mid-2014, it will represent our largest mine and our largest investment in Mexico employing approximately 700 people.

I would like to congratulate our Chief Operating Officer and my friend, Ramon Davila, who was awarded the distinguished Miner of the Year award for 2012 by the Mining Metallurgists and geologists engineers Association of Mexico. This award is considered one of the most prestigious available for a mining professional in Mexico and Ramon very much deserves this recognition.

I’m often asked what i would consider First Majestic’s key to success. My answer is empowerment. Since the Company’s inception, we have strived to empower our employees at all levels and create a spirit of community and trust. empowerment is the reason we continue to attract the industry’s best and brightest. They will generate the ideas and efforts to make First Majestic one of the world’s leading silver producers. I am most grateful for the amazing creativity, energy and team spirit shown by everyone in our First Majestic Family, and i look forward to reaching new milestones with all of you in 2013.

Keith Neumeyer,
President and Chief Executive Officer

MESSAGE FROM THE PRESIDENT AND CEO	7

MESSAGE FROM
THE CHIEF OPERATING OFFICER

The past year brought many reasons to be proud of our First Majestic Team, including new production records, exceptional growth and recognition for our corporate citizenship in Mexico. A key catalyst for our achievements can be found in the theme of this report: One Metal, One Country, One Team. This ideal reflects my own operating philosophy and that of our entire operating staff: invest in Mexico, invest to grow, invest in Peace.

Our greatest strength—and the real reason for our success—is the First Majestic Family. I believe we have assembled the finest team of professionals in the mining industry. Accordingly, First Majestic is generating a significant and very positive economic impact in the country. Through our employees and contractors, we now employ more than 3,500 people in Mexico. Furthermore, we calculate that our activities have created at least 12,000 indirect jobs. We depend on skilled and hard-working people to grow our business. In return, we strive to maintain a safety-first culture in which everyone is motivated to keep themselves and their colleagues healthy and injury-free.

Due to the Company’s growth and strong cash flows, we continue to invest heavily to increase production capacity at our mines while bringing new mines on stream as quickly as possible—as we have done with the Del Toro Silver Mine’s recent 1,000 tpd inaugural opening. We are also focused on acquisitions that can bring us new operations with high potential such as the La Guitarra Silver Mine. Additionally, we are continually improving efficiencies at all our operations to both increase production and reduce costs.

First Majestic has created one of the most aggressive expansion programs in the industry today. At the same

8	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

time, construction and operating costs remain amongst the lowest in the industry. This achievement is due entirely to the hard work, skill and commitment of our integrated team. I am also extremely pleased with the efforts of our metallurgical teams as they discover new and innovative ways to increase recoveries at the mills. These efforts will continue, as we believe there is always room for improvement.

Efficiencies and growth at our mining operations tell only half of the First Majestic story in Mexico. equally important is our commitment to corporate citizenship. understanding that we are guests wherever we operate, we continually seek new ways to assist and improve our host communities. We believe significant contributions can be made to social and economic growth while deeply respecting cultural and environmental values. We know that only by thoroughly understanding the people that host us—their histories, their needs and their visions for the future—can we engage in a meaningful development process that will contribute to their cultural and economic wealth and welfare.

In addition, we are aware that as our projects develop and our mines increase production, we as a group inevitably consume more water, energy, and other resources. In all of our operations, we place a high priority on increasing the efficiency of our processes, minimizing energy consumption, reducing our materials consumption and minimizing water use. In short, we operate with a clean industry philosophy and will always do so.

I want to extend my deepest appreciation to all of the First Majestic staff and their families. none of our achievements would be possible without your hard work and dedication. In addition, i feel our management team has planned extremely well and responded creatively and effectively to all our challenges. Finally, i extend my heartfelt thanks to our Chairman and board of directors for their continuous guidance, support, and faith in our team-based approach to growth and responsible corporate citizenship.

Ramon Davila,
Chief Operating Officer

MESSAGE FROM THE CHIEF OPERATING OFFICER	9

ONE TEAM

Our senior teams in both Canada and Mexico include outstanding industry talent in management, mine management, finance, corporate governance, human resources and accounting. We continually strive for excellence and to be creative leaders in the way a mining company is run. We foster an environment where offices are open and people are free to trade ideas, express their views and keep the lines of communication open and vital. In this environment, First Majestic has developed a reputation for innovation and exceptional growth.

Raymond L. Polman, B.SC., CA	Martin Palacios, MBA, CMC	Connie Lillico, B.A.
Chief Financial Officer	Chief Informatrion Officer	Corporate Secretary

“Every day I am struck by the mammoth efforts and countless sacrifices of our employees, without which we would be incapable of delivering the industry-leading growth and bottom line results that First Majestic provides to its shareholders.”	“The past year has marked a time of significant accomplishments for First Majestic. The Company’s unique culture and cohesive management team have been integral in facilitating the implementation of new systems and processes. These accomplishments will pave the road for future continued success.”	“The professionalism and positive working environment are some of the best things about being part of the First Majestic team. This is a dynamic, exciting company, and i respect the vision management has shown in its commitment to both growth and social responsibility.”

Francico Garza	Guillermo Lozano	Salavador Garcia
VP, Finance	VP, Exploration	VP, Operations and New Projects

“First Majestic’s dynamic pace provides constant challenge and personal growth. new mines, new objectives, new systems and procedures mean we must continually adapt and grow. Thanks to the professionalism of our management, we are becoming a senior and leading silver producer. I am proud to be part of the First Majestic Family.”	“First Majestic has emerged as the preeminent silver mining company in the world. To be the fastest growing silver company, teamwork and strong leadership is vital. To be part of this dynamic team is a privilege.”	“First Majestic has grown with a unique vision that is communicated clearly to all levels of the Company. Management continually shows a strong commitment to the growth and well-being of employees and also to generating value for shareholders.”

10	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

Arturo Diaz	Mario Valdez	Carios Castro
PP, Administration	Chief Regional Manager of Mine Units	Regional Projects Manager
“The successful growth of First Majestic in the past years is due to the talent and commitment of its people. This success reflects the remarkable leadership and drive of top management.”	“First Majestic´s success is no accident. It is the result of hard work and great leadership. As there is no substitute for silver, there is no substitute for the First Majestic Team.”	“Our project development has been achieved thanks to teamwork on the part of every member of First Majestic. We all appreciate the professional attitudes and the support of management, along with the resources needed for implementation.”

Mario Maldonado	Oscar Melgar
Corporate Human Resourcs Manager	Corporate Purchasing Manager

“We have accomplished so much in this first decade of operations. We owe our success to the skills and experience of our employees and the extraordinary vision of our management.”	“The success of our organization is due mainly to First Majestic’s experienced and highly competent team, one that fosters a positive environment of cooperation, teamwork and communication. We are continually encouraged to achieve our personal goals and give our best efforts.”

ONE TEAM	11

ONE FAMILY

Our First Majestic Family works in close collaboration, taking great pride in providing the synergy to keep our offices and projects running efficiently. The Company’s overriding policy is to empower our employees and give them the tools and environments to grow personally and professionally. We also recognize the importance of community and family by hiring locally wherever possible.

12	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

3,563
EMPLOYEES AND
CONTRACTORS

ONE FAMILY	13

HEALTHY COMMUNITIES. BETTER LIVES.

FIRST MAJESTIC'S COMMITMENT TO CORPORATE
CITIZENSHIP AND SOCIAL RESPONSIBILITY

One of First Majestic’s fundamental principles is to make the communities in which we operate better places to live, work, raise families and build futures. Our contributions cover a broad range of social and sustainability activities including educational and vocational training, health assistance, capital investment for better infrastructure, cultural and sports programs and environmental protection. We strive to diversify the communities’ economies by providing vocational and economic opportunities outside of mining. equally important is maintaining and honoring each region’s rich cultural heritage. ultimately, our goal is to become valuable, positive and active members of the communities and regions that host our operations.

Our efforts in 2012 were recognized by two awards. For the fifth consecutive year, we received Mexico’s Socially responsible business distinction Award, while our San Martin Silver Mine was awarded the Clean Industry Certificate in 2012 from the Mexican Environmental Authority (PROFEPA).

Following is a summary of our social and sustainability highlights in 2012.

14	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

COMMUNITY OF CHALCHIHUITES, DEL TORO SILVER MINE
Construction of the Del Toro plant provided 320 jobs in 2012. During the inaugural phase of operations, which began in January 2013, we were employing 557 people. When possible, we use local labor and contractors. Toward this goal, we signed a long-term agreement with El Ejido Chalchihuites to promote local employment and service suppliers. The plant construction phase included completion of the new 10 million peso sewage and water treatment facility. This major infrastructure project not only supplies water to the new Del Toro mill, it also helps prevent further environmental damage to the town of Chalchihuites which had previously been expelling raw sewage into the environment surrounding the town.

One of the region’s most important archeological sites is nearby, at Alta Vista. The site is believed to be a former cultural oasis that was occupied more or less continuously from the years AD 100 to AD 1400. First Majestic has established a committee for the security of the site and to help preserve its many valuable artifacts.

We also launched a program called “Recupera tu espacio” to help build recreational spaces in the area for parks and sports facilities.

COMMUNITY OF LA ENCANTADA, LA ENCANTADA SILVER MINE
One of our most important contributions to the people of La Encantada is housing. We provide individual houses for families and multi-residential complexes for single workers.

Another key contribution at La Encantada is education. First Majestic educates elementary and secondary students at its own two schools which have three certified teachers. The same children enjoy several sports programs complete with facilities. Sports that we actively sponsor include soccer, basketball, squash, softball and baseball. This year we helped launch a new virtual middle school (ages 12 to 15) as part of a government program to help students receive additional coursework online that they are unable to obtain through their regular classroom curriculum. First Majestic provided the computers and other hardware required for this program. We also opened a new adult education program authorized by the Instituto Nacional para la Educacion de Adulto (INEA) for our employees and their families.

We are also working with the local ejidos to improve agricultural output. This assistance includes development of methods to improve the health of livestock.

Throughout the year, we continued to offer employees and community members free medical assistance. Our services include physical and dental health campaigns, vaccinations and diet consultation. These initiatives offer vital health assistance to a remote area where access to such services is very difficult to obtain for most residents.

OUR COMMITMENT TO CORPORATE CITIZENSHIP AND SOCIAL RESPONSIBILITY	15

COMMUNITY OF LA PARRILLA, LA PARRILLA SILVER MINE
First Majestic and representatives of the La Parrilla community signed a comprehensive participation agreement in 2012. Jorge Herrera, governor of the State of Durango, attended the ceremony and acted as honorary witness. The purpose of this accord is to build infrastructures and social programs that will provide the community of San Jose de La Parrilla with long-term, sustainable benefits. The agreement represents a commitment of nearly 9 million pesos and works to actively involve First Majestic, the community and all three levels of government. Proposed and current actions include creation of a landfill, construction of a dam for stable water supplies, better water infrastructure and improvements to social education. As part of the event, First Majestic presented a cheque for 150,000 pesos to the campaign “una gota de Ayuda” (A drop of Help). This money was then used to provide care for families affected by the drought in Durango. We also subsequently set up a service office in the community that will provide a permanent, direct link that can facilitate and address the concerns of residents.

The region around La Parrilla is traditionally arid, making water an ongoing and crucial issue. That’s why First Majestic supplies 90,000 litres of potable water per week to residential areas of La Parrilla. We also purify the drinking water of the local schools.due to the persistent drought, we have made further improvements to the community’s water supply infrastructure and started construction of a dam to ensure more consistent water reserves. new tailings filters were also added during the most recent expansion of the mill. This effort conserves over 80% of the water that was previously required to operate the mine. First Majestic also sponsored a conference of local, state and federal officials to develop strategies and campaigns that result in the permanent culture of conservation and environmental care.

To improve sanitation in the area of the school and the local community, we relocated and improved the town’s garbage landfill site to meet proper standards. Other infrastructure improvements included paving of a main street between the mine and the municipality.

First Majestic continues to support the educational and recreational sector in the community. We have awarded scholarships, donated a bus for transportation of secondary students and made other improvements to school facilities. We also built a new soccer field for student and local residents’ use.

We continue to foster a culture of economic improvement, employing community members as much as possible and also awarding service contracts to local and regional firms.

COMMUNITY OF SAN MARTIN DE BOLAÑOS, SAN MARTIN SILVER MINE
The San Martin mine was awarded the “Clean Industry Certificate” in 2012 from the Mexican Environmental Authority (PROFEPA). This certification recognizes responsible corporate conduct with regard to the environment.

Severe drought conditions in Mexico, exacerbated by the local Bolaños River drying up, greatly impacted the community of San Martin in 2012. To help the town, First Majestic built a 10 kilometre pipeline from a well near the mine to supply the town with water. now in place, this system will be utilized as a back-up should drier than normal circumstances arise again.

First Majestic also signed an agreement with the town to assist in the completion of a sewage treatment plant. The facility, expected to be operational in 2013, will improve health and sanitation for residents and also prevent sewage from impacting the environment.

To increase the educational opportunities available to San Martin youth, First Majestic provides scholarships for degrees in earth science to San Martin mine workers’ families. Through these academic scholarships, First Majestic is extending management’s vision beyond the mines and is contributing to the bright future of the mining industry as a whole.

Other educational initiatives include donations of computers to the five local schools and rehabilitation of classrooms and sports facilities. We also helped organize soccer tournaments for local youth.

16	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

COMMUNITY OF SAN FRANCISCO DE IBARRADA, LA GUITARRA SILVER MINE
Since acquiring the La Guitarra mine in July 2012, we have focused on environmental, infrastructure and social improvements to the community and region. We have conducted reforestation programs in the area and also set up educational campaigns to promote forest fire prevention. We are also rehabilitating main access roads into the community.

A key part of our community involvement has been to provide intensive health care programs for local students at all levels. We have also conducted workshops to help area residents understand the positive impacts the mine has on the community.

COMMUNITY OF REAL DE CATORCE, LA LUZ SILVER PROJECT
First Majestic’s involvement in the La Luz region has contributed to both job creation and significant community improvements. Our objective is to strengthen the local and regional economies, protect and enhance cultural assets and promote sustainable development. The community and region hold great potential to become a thriving tourist, crafts and cultural centre, and our initiatives are built around this vision.

Our primary sustainable development project at La Luz is the Centro Cultural Hacienda de Santa Ana, envisioned as a diverse Thematic and Cultural Park. This ambitious initiative includes the rehabilitation of the historic Santa Ana Hacienda along with the construction of a mining museum and a large cultural facility. The museum will reinforce the historic importance of regional mining in the past, present and future and will include a train to travel into the historic workings of the historic Santa Ana Mine. The cultural centre will offer opportunities for leisure, education and environmental awareness as well as provide permanent employment to the local community. The project includes restoration of a mining hospital from the 1700s, the funding of jewelry and music schools and construction of soccer and baseball fields. Work continued throughout 2012 towards the completion of all these facilities.

Another key initiative at La Luz in 2012 was the donation of 308 hectares (761 acres) of mining concessions to the Federal government. This land contains sacred and ceremonial sites of the Wixárika (Huichol) people who represent the indigenous population of the area. The land, which is now protected from any form of exploitation, was formally transferred in a ceremony held at the Mexico City national Museum of Anthropology and History. In attendance at this important celebration were federal, state, local and indigenous representatives.

OUR COMMITMENT TO CORPORATE CITIZENSHIP AND SOCIAL RESPONSIBILITY	17

OUR MINES AND PROJECTS

ONE OF MEXICO'S TOP SILVER PORTFOLIOS

First Majestic's silver projects, located entirely in Mexico, range from modern and rapidly-growing mining facilities to early-stage, grassroots prospects. Our strategy is to first identify high-quality, undervalued mineral properties explored by old techniques, and then apply modern exploration methods to locate new resources that can lead to a production decision or expansion.

We have put five mines into production in nine years—an unprecedented achievement in the industry. The La Parrilla Silver Mine, our first silver mine, opened in 2004. The Del Toro Silver Mine, which represents our fifth mine, opened in January 2013. Our project pipeline includes the advanced-stage La Luz Silver Project in the historic Real de Catorce mining district and the Plomosas Silver Project, in Sinaloa. Both projects are former producing mines.

LA ENCANTADA SILVER MINE
LA PARRILLA SILVER MINE
DEL TORO SILVER MINE
SAN MARTIN SILVER MINE
LA GUITARRA SILVER MINE
PLOMOSAS SILVER PROJECT
Mexico City
LA LUZ SILVER PROJECT

18 FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

NEWEST MINE OPENED IN JANUARY 2013
The Del Toro Silver Mine became First Majestic’s fifth producing mine in January 2013 with the inaugural opening of a 1,000 tpd flotation plant producing lead and zinc concentrates. Phase two of production, expected to begin by mid-2013, will produce silver doré bars and operate at 2,000 tpd (1,000 tpd flotation and 1,000 tpd cyanidation). The Company remains on schedule for the final phase of production at 4,000 tpd (2,000 tpd flotation and 2,000 tpd cyanidation), to begin mid-2014. At that point, Del Toro is expected to become the Company’s largest operation. The total project capital expenditures are estimated at approximately $125 million to be spent over three years ending in 2014.

NEAR FIRST MAJESTIC’S LA PARRILLA SILVER MINE Del Toro is located in the municipality of Chalchihuites in the state of Zacatecas, Mexico, approximately 60 kilometres southeast of First Majestic’s La Parrilla Silver Mine. The land package, comprising 405 contiguous hectares of mining claims and 129 hectares of surface rights, is a consolidation of three previous producers: San Juan, Perseverancia, and Dolores. The project is owned 100% by First Majestic and there are no royalties payable.

PRE-FEASIBILITY INDICATES ROBUST ECONOMICS
An updated NI 43-101 Technical Report and Pre-Feasibility Study (PFS) for Del Toro was issued in August 2012 by Pincock Allan & Holt (PAH). The new report and PFS, based on improved metallurgical results and economics following the May 2012 report and PFS, increased Del Toro’s Measured & Indicated Rresources to 76.5 million ounces silver equivalent. Inferred Resources increased to 81.8 million ounces silver equivalent. The average Measured and Indicated silver grade increased by 20% to 175 g/t. The new resources include those discovered during underground development at the

20	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

Perseverancia mine and the recently discovered high-grade San nicolas chimney.

STOCKPILED ORE READY FOR INITIAL MILL FEED
Development within the three mines (San Juan, Perseverancia/San Nicolas and DDolores) has produced 97,000 tonnes of stockpiled ore on surface which will provide initial feed for the mill at the planned rate of 1,000 tpd. Further development in the first half of 2013 will focus on preparing the mines for Phase two of production.

UNDERGROUND DEVELOPMENT IN 2012
Underground development in 2012 totalled 11,450 metres compared to 4,113 metres in 2011. This work focused on development of the main ramp into the San Juan mine, which is now below level 10. The first production levels will be levels 8, 9 and 10. underground development is continuing into the very prospective Perseverancia mine which also resulted in the discovery of the San nicolas chimney and later the San nicolas vein.

LONG TERM RESOURCE EXPANSION
PAH noted that numerous prospective mineralized structures and alteration zones within the Del Toro land holdings contain significant exploration potential. Major underground drilling and development are ongoing across the property in anticipation of increased mine production over the next 18 months. Key targets are the Perseverancia mine and recently discovered San Nicolas Chimney. Resources are likely to increase as this work progresses.

ROBUST ECONOMICS
The new PFS shows a post-tax net Present value (at a 5% discount) of $191.1 million using a $25 silver price and an internal rate of return of 49%. The payback period is 3.5 years. estimated operating costs are $35 per tonne with cash costs of $7.05 per ounce of silver on a byproduct basis for life of Mine.

OUR MINES	21

WATER TREATMENT FACILITY COMPLETED
First Majestic completed final testing of the sewage water treatment plant in the third quarter of 2012. The plant will recirculate waste water from the town of Chalchihuites back to a collection facility for treatment and reuse. This state-of-the-art system will combat local environmental problems posed by raw sewage and will also support the region’s water conservation efforts.

MAJOR NEW POWER LINE UNDER CONSTRUCTION
Other infrastructure improvements include a new 115,000 kilowatt power line from Vicente Guerrero to Chalchihuites, a requirement for the Phase two production increase. First Majestic has received all permits and approvals from the State of Durango, and construction began in January 2013. The Company anticipates having the power line installed and operational by April 2013.

22	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

PART OF THE SILVERMEX RESOURCES ACQUISITION
The La Guitarra Silver Mine, located approximately 130 kilometres southwest of Mexico City, represents First Majestic’s fourth producing mine. The large land holdings encompass 39,714 hectares of mining claims in the highly prospective Temascaltepec Mining district. First Majestic acquired La Guitarra as part of the Company’s acquisition of Silvermex resources in July of 2012.

EXCEPTIONAL GROWTH OPPORTUNITIES
Modern production at the La Guitarra Silver Mine dates back to the early 1990s. The whole district, which has seen mining activity since the 1550s, offers exceptional production growth opportunities through modern development methods. Management is currently building geological models to confirm past exploration results and to develop a production growth strategy that will create value by generating increased and sustainable production from the district.

DECREASING COSTS, INCREASING EFFICIENCY
Since assuming operations of the mine, management has focused on improving operational efficiencies and cost savings. These efforts have already resulted in significant reductions to total production costs. The average production cost for the third quarter of 2012 was $65.09 per tonne, a near 50% reduction from $128.00 per tonne in the second quarter of 2012. In an effort to reduce smelting and refining costs, silver concentrates produced at the La Guitarra flotation mill are being shipped to La Parrilla’s dual circuit mill for further leaching in the cyanidation process and conversion into silver doré bars.

INCREASING PRODUCTION FOR 2013
Production from La Guitarra accounted for approximately 10% of First Majestic’s total production during fourth quarter of 2012. During the first quarter of 2013, the Company plans to ramp up production capacity at the flotation mill from the current level of 350 tpd to 500 tpd. This increase will result in annual production of approximately 1 million ounces of silver in 2013. Mine and mill improvements in the second half of 2012 included

24	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

foundations for a new ball mill and installation of spare flotation cells from First Majestic’s La Encantada mine. The improved flotation circuit is slated for completion in early 2013.

In early 2013, First Majestic will begin permitting for a 1,000 tpd cyanidation processing facility with construction planned in the fourth quarter of 2013. These improvements will double the milling capacity and are expected to bring annual silver doré production to over 2 million ounces by the end of 2014.

NEW DEVELOPMENT AND EXPLORATION
In order to meet the 2013 production target at La Guitarra, First Majestic commenced extensive underground development and exploration programs. The aggressive exploration covers multiple areas of interest across the property. The results will be included in an updated NI 43-101 Technical Report expected to be released by the end of 2013.

OUR MINES	25

CURRENTLY FIRST MAJESTIC’S LARGEST PRODUCER OF SILVER
The La Encantada Silver Mine is First Majestic’s largest operation, currently accounting for nearly half of the Company’s annual silver production. located in the state of Coahuila, Mexico, about an hour and a half flight from the city of Torreón, the mine site encompasses 4,076 hectares of mining rights and 1,343 hectares of surface rights. Operations consist of a 4,000 tpd cyanidation plant providing the mine an annual production rate of 4.1 million to 4.3 million ounces of silver.

IMPROVED PLANT EFFICIENCY
In 2010 and 2011, First Majestic completed a modernization and changeover at La Encantada to producing silver doré bars rather than concentrates. As a result, plant efficiency has improved significantly with dramatically lower smelting and refining costs and higher quality silver doré bars.

TONNAGE TARGETS OUTPERFORMED
The cyanidation plant is now consistently achieving better than its nameplate capacity of 4,000 tpd. The average throughput for 2012 was 4,406 tpd. A third ball mill was installed in April 2012 allowing fresh mine ore to be processed at a rate of 1,800 tpd with the remaining balance of throughput coming from old tailings. The increased proportion of fresh ore and a reduction of tailings allowed for consistently improved silver grades and recoveries at the processing plant in the second half of 2012.

FOCUS ON IMPROVING RECOVERIES
Throughout the year, development and exploration focused on improving recovery rates. The key approaches were metallurgical studies and pilot tests, increasing the production of fresh ore and developing areas of the mine with lower manganese content—primarily the San Francisco vein, the Milagros breccia pipe and the newly discovered 990 chimney. The 990 is a high-grade breccia pipe discovered in early 2012 with silver grades in the range of 400 g/t to 500 g/t.

26	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

This new area was brought into production late in the fourth quarter of 2012 and is expected to improve grades of fresh ore feed to the mill.

EXPLORATION AND DEVELOPMENT
Exploration and development in 2012 included 19,390 metres of exploration drilling and 14,338 metres of underground development. A new NI 43-101 Technical Report is planned for release prior to year end 2013.

OUR MINES	27

2012 MARKED LA PARRILLA’S FIFTH EXPANSION
The La Parrilla Silver Mine, the first mine developed by First Majestic, encompasses 69,460 hectares and is located 75 kilometres southeast of the city of Durango in Central Mexico. The property consists of a complex of producing underground operations including the Rosario s/la rosa and la blanca mines which are interconnected through underground workings and the San Marcos, vacas and quebradillas mines connected by above ground roadways.

INAUGURATION OF NEW DUAL CIRCUIT MILL AND CENTRAL LABORATORY
In the first quarter of 2012, a new 1,000 tpd cyanidation circuit joined the 1,000 tpd flotation circuit which was commissioned in October 2011. The combined operations bring the total production rate to 2,000 tpd. An inauguration ceremony held in January 2012 was attended by lic. Jimena valverde valdez, general Coordinator of Mining for the Secretary of the economy, and Ing. Hector Vela Valenzuela, Secretary General of the Governor of Durango, both of whom declared the new plant as officially open.

At the significantly improved run rate, annual production at the La Parrilla complex is expected to range from 3.3 to 3.5 million ounces of silver equivalent, including significant amounts of lead and zinc.

NEW WATER CONSERVATION TECHNOLOGY
New tailings filters were fully operational in the third quarter of 2012. The new filters allow the mill to operate with approximately 80% of its water consumption coming from recycled water. Recycling mill waste water is not only cost efficient and environmentally friendly, it also reduces the operational risk in case local water supplies are threatened by natural disruptions such as severe droughts. La Parrilla is now the second operation under control of First Majestic that utilizes this new environmentally friendly tailings filtration technology.

UNDERGROUND ORE HAULAGE SYSTEM
This construction project at La Parrilla consists of over 5 kilometres of underground tunnels. Once completed,

28	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

the tunnels are expected to reduce overall cash costs by improving logistics and transportation of ore to the mill. both a 2,000 tpd hoisting shaft at la Rosario s (the mine nearest the mill) and an underground rail system connecting the five mines to the shaft are currently under construction. Ore from the underground workings will be hauled along the rail system to the main shaft for transport to the mill. First Majestic expects to complete the consolidation of the La Parrilla complex by mid-2014.

EXTENSIVE REGION-WIDE EXPLORATION PROGRAM
An aggressive regional geological mapping program was completed in 2012 with favourable results on a number of anomalies. This work has helped define an extensive regional exploration program for the entire property—the first in the property’s history. In addition to the regional potential, exploration results in 2012 indicated that the Rosario /la rosa vein system connects to the San Marco vein via an intermediary zone.

OUR MINES	29

UNDERGROUND OPERATION IN HISTORIC MINING DISTRICT
The San Martin Silver Mine is a producing underground mine located in the State of Jalisco, 290 kilometres northeast of Guadalajara. The property comprises 7,841 hectares of mineral rights and approximately 1,300 hectares of surface land rights surrounding the mine, plus an additional 104 hectares of surface land rights around the mill and other facilities. The mine is owned 100% by First Majestic.

San Martin serves as a major contributor to the economy of the adjacent town of San Martin de Bolaños in Jalisco, Mexico. The town offers retail, medical, educational and communication facilities.

FOCUS ON EXPANDING RESOURCES AND INCREASING PRODUCTION
Centered on the mining district’s prolific Zuloaga vein, the San Martin Silver Mine produces approximately 1 million ounces of silver in doré bars annually. Although the mine has been in continuous production since 1983, the area has never been explored using modern techniques. Since acquiring the site in 2006, First Majestic has identified an opportunity to make the necessary investments in development, exploration and mill improvements to increase the NI 43-101 compliant silver resources and to increase silver production from current levels.

IMPROVING OPERATIONS WITH NEW, MORE EFFICIENT EQUIPMENT
First Majestic has committed to improving operations at the San Martín mill. Toward this goal, the Company is replacing older equipment with newer, cleaner and more efficient systems in an effort to improve mill production, doré quality and total cash costs. These efforts included the installation of two new induction furnaces, two new large leaching tanks and a third ball mill which will result in mill capacity reaching 1,300 tpd in 2013.

30	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

WATER TREATMENT FACILITY TO REDUCE ENVIRONMENTAL RISKS AND DROUGHT IMPACT
Further improvements scheduled for 2013 include new clarification filters and new tailings filters to recirculate water. This same tailings filtration technology has allowed the Company’s La Encantada and La Parrilla milling operations to recycle approximately 80% of water used in the milling process. These systems reduce the environmental impact, overall costs and risks associated with potential droughts.in the second quarter of 2012, severe drought conditions led to a reduction of approximately 80,000 ounces of production at San Martin. The installation of the tailings filtration system will serve to mitigate such risks in the future.

DEVELOPING RESERVES AND RESOURCES FOR UPDATED TECHNICAL REPORT IN 2013
In 2012, exploration and development work focused on developing new reserves and resources within the Zuloaga, La Esperanza and Rosario s/Huichola vein systems. The goal of this work is to increase head grades and prepare an updated resource estimate. Preliminary results at the Rosario s/Huichola veins continue to prove positive, showing further definition of the North/ South system of veins that were previously unknown. First Majestic expects to release an updated NI 43-101 Technical Report in early 2013.

OUR MINES	31

LA LUZ SILVER PROJECT
San Luis Potosi State, Mexico

IMPORTANT HISTORIC MINING OPERATION
The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in the state of San Luis Potosi. The land package covers an area of 4,977 hectares in the famous mining area of real de Catorce.

METALLURGICAL TESTING UNDERWAY
Baseline and geo-hydrologic Studies were completed in 2012. Metallurgical testing is underway to define the final flow sheet diagram for a flotation plant which is required for final permitting. First Majestic expects to present government authorities with the Environmental Impact Statement, Risk Study and Change of Use of Lland Studies in 2013.

SUSTAINABLE DEVELOPMENT PROJECT CELEBRATES CULTURE, PROMOTES EMPLOYMENT
In 2012, First Majestic continued to focus on Sustainable development Projects aimed at preserving the local Huichol cultural heritage while providing permanent long term employment to the region. These projects include restoration of the historic buildings at the Santa Ana Hacienda, the construction of a Thematic and Cultural Park, the construction of soccer and baseball fields and the funding of jewelry and music schools for the local children.

CONSTRUCTION BEGINS ON THEMATIC AND CULTURAL PARK
In August 2012, the restoration permit was received for the Santa Ana Hacienda buildings and construction began on the Thematic and Cultural Park. This complex will include a mining museum. The Company has also completed cleaning of the underground workings at the historic mine in preparation for public access via an underground train.

32	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

PLOMOSAS SILVER PROJECT
Sinaloa State, Mexico

HISTORICALLY SIGNIFICANT MINING DISTRICT

Acquired as part of the Silvermex resources acquisition, the Plomosas mining concession totals 16,279 hectares in southeast Sinaloa, Mexico. The state of Sinaloa is well known for its mining industry and best known for its silver and gold deposits. In particular, the Plomosas mining district is known historically as a significant area for silver and gold from what was known as Rosario and San Juan, now part of the Plomosas land package.

EXTENSIVE FACILITIES AND INFRASTRUCTURE IN PLACE

The Plomosas land package is located approximately 94 kilometres southeast of Mazatlan and is in close proximity to the town of Rosario . There are two key areas of interest within the mining concessions: Rosario and San Juan. extensive facilities and infrastructure are in place, including a fully functional mining camp, a 20 year surface rights agreement, a 30 year water use permit, tailings dam, a 33 Kv power line, an assay lab, infirmary, offices, shops and warehouses.

PREVIOUS PRODUCTION AVERAGED
190 G/T SILVER

Historic production on the Plomosas Project by Grupo Mexico, one of the previous operators, averaged 600 tpd from 1986 to 2000. During this period, a total of 2.5 million tonnes of ore averaging 190 g/t Ag, 0.92 g/t Au, 2.02% Zn and 2.38% Pb were extracted. Operations ceased in 2001 due to low metal prices.

LOOKING AHEAD:
EXPLORATION AND DEVELOPMENT

First Majestic is utilizing the mining camp infrastructure while it continues to develop the project toward a commercial production decision. Future plans include the preparation of an NI 43-101 resource estimate and the continued exploration at depth and along strike of the existing known structures. The Company will also collect material for advanced metallurgical testing and, if justified, develop a comprehensive mine plan in advance of permitting.

OUR MINES	33

RESERVES & RESOURCES

Mineral Reserves & Resources as of December 31, 2012 (Based on Internal Qualified Person Results)

Proven & Probable Reserves

Mine/ Project	Category	Mineral type	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	zn (%)	Ag (Oz)	Ageq (Oz) in situ
LA ENCANTADA	Proven (UG)	Oxides	919,805	339	-	-	-	10,022,782	10,022,782
	Proven (OP-Tailings)	Oxides	6,154,069	111	-	-	-	21,864,762	21,864,762
	Probable (UG)	Oxides	711,006	312	-	-	-	7,123,533	7,123,533
	Proven + Probable	Oxides	7,784,880	156	-	-	-	39,011,077	39,011,077
LA PARRILLA	Proven (UG)	Oxides	300,632	194	-	-	-	1,875,583	1,875,583
	Proven (OP)	Oxides	491,091	84	-	-	-	1,318,652	1,318,652
	Probable (UG)	Oxides	1,110,396	205	-	-	-	7,308,567	7,308,567
	Probable (OP)	Oxides	453,416	107	-	-	-	1,561,256	1,561,256
	Proven + Probable	Oxides	2,355,535	159	-	-	-	12,064,059	12,064,059
	Proven (UG)	Sulphides	778,950	202	-	2.49	1.25	5,047,022	7,081,761
	Probable (UG)	Sulphides	2,269,928	180	-	1.77	2.75	13,124,942	20,035,422
	Proven + Probable	sulphides	3,048,878	185	-	1.96	2.36	18,171,964	27,117,183
	Proven + Probable	Oxides + sulphides	5,404,414	174	-	1.10	1.33	30,236,023	39,181,242
SAN MARTIN	Proven (UG)	Oxides	1,162,031	188	-	-	-	7,010,938	7,010,938
	Probable (UG)	Oxides	596,987	182	-	-	-	3,497,436	3,497,436
	Proven + Probable	Oxides	1,759,017	186	-	-	-	10,508,374	10,508,374
Total Proven + Probable Reserves		Oxides + sulphides	14,948,311	166	-	0.40	0.48	79,755,474	88,700,692

Measured and Indicated Resources

Mine/ Project	Category	Mineral type	tonnes	Ag (g/t)	Au (g/t)	Pb (%)	zn (%)	Ag (Oz)	Ageq (Oz) in situ
LA ENCANTADA	Measured	Oxides	2,745,299	186	-	-	-	16,416,991	16,416,991
	Indicated	Oxides	3,170,372	177	-	-	-	18,041,576	18,041,576
	Measured + Indicated (UG)	Oxides	5,915,671	181	-	-	-	34,458,567	34,458,567
LA PARRILLA	Measured + Indicated (UG)	Oxides	1,242,132	159	-	-	-	6,363,427	6,363,427
		Sulphides	1,881,226	187	-	1.46	3.07	11,327,086	17,014,808
	Measured + Indicated (UG)	Oxides + sulphides	3,123,358	176	-	0.88	1.85	17,690,513	23,378,235
SAN MARTIN	Measured + indicated (UG)	Oxides	1,934,369	159	-	-	-	9,915,519	9,915,519
	Measured + Indicated (UG)	Oxides	1,934,369	159	-	-	-	9,915,519	9,915,519
DEL TORO	Measured + Indicated (UG)	Oxides	3,211,877	150	-	1.88	2.18	15,526,770	15,551,652
		Sulphides	5,398,628	189	0.11	3.15	3.14	32,865,899	60,978,583
	Measured + indicated (UG)	Oxides + sulphides	8,610,505	175	0.07	2.68	2.84	48,392,669	76,530,235

34	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

Measured & Indicated Resources (Continued)

Mine/ Project	Category	Mineral type	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	zn (%)	Ag (Oz)	Ageq (Oz) in situ
LA LUZ	Measured + Indicated (UG + OP)	Oxides	2,656,428	222	-	-	-	18,960,160	18,960,160
		Oxides (tailings)	1,403,233	90	-	-	-	4,060,348	4,060,348
		Sulphides	1,052,170	316	-	-	-	10,689,662	10,689,662
	Measured + indicated (UG + OP)	Oxides + Sulphides	5,111,831	205	-	-	-	33,710,170	33,710,170
PEÑASCO QUEMADO	Measured + Indicated	Oxides	2,565,000	117	-	-	-	9,468,598	9,648,598
	Measured + Indicated	Oxides	2,565,000	117	-	-	-	9,468,598	9,648,598
LA FRAZADA	Measured + Indicated	Sulphides	583,000	251	0.17	0.87	2.44	4,695,342	6,141,618
	Measured + Indicated	Sulphides	583,000	251	0.17	0.87	2.44	4,695,342	6,141,618
Total Measured + Indicated (UG)		Oxides + Sulphides	27,943,734	177	0.02	0.94	1.13	158,511,378	193,782,942
Total Proven + Probable and Measured + Indicated		Oxides + Sulphides	42,892,045	173	0.02	0.75	0.91	238,266,853	282,483,633

Inferred Resources

Mine/ Project	Category	Mineral type	tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Oz)	Ageq (Oz) in situ
LA ENCANTADA	inferred	Oxides	2,886,687	233	-	-	-	21,586,910	21,586,910
La Parrilla	inferred	Oxides + Sulphides	13,244,531	173	-	0.66	0.99	73,747,258	88,438,098
SAN MARTIN	inferred	Oxides + Sulphides	10,425,364	174	-	-	-	58,422,426	58,422,426
DELTORO	inferred	Oxides + Sulphides	7,497,762	174	0.10	2.87	4.08	41,922,754	81,809,834
LA LUZ	inferred	Oxides + Sulphides	1,854,964	220	-	-	-	13,120,462	13,120,461
PEÑASCO QUEMADO	inferred	Oxides	100,000	41	-	-	-	131,818	131,818
LA FRAZADA	inferred	Sulphides	534,000	225	0.17	0.92	2.62	3,861,195	5,275,600
TOTAL INFERRED		OXIDES + SULPHIDES	36,543,308	181	-	0.69	1.18	212,862,823	268,785,148
PLOMOSAS	Historical reserves	Sulphides	895,512	191	0.80	2.1	3.4	5,511,298	10,007,301
DEL TORO	Zinc Ore body	Sulphides	3,084,924	6	-	0.18	3.56	595,096	9,752,089

1.	For La Encantada, La Parrilla, San Martin and La Luz , metal prices are at $1,688.63/oz-Au, $31.96/oz-Ag, $1.05/lb-Pb, $0.93/lb-Zn.

2.

For Del Toro, the resulting numbers listed here are in the NI 43-101 results, dated August 20, 2012 with a cut-off date of June 30, 2012 shown on anin-Situ basis using uS$ 25.00 oz/Ag, $0.90 lb/Pb and $0.90lb/Zn and $1,600 /oz Au. The Technical Report issued fordel Toro was reviewed byleonel lopez, C.P.g., P.g. of Pincock Allen & Holt as the independentqualified Person for the Company.

3.	For the La Luz Silver Project, there have been no changes since the Technical Report dated July 25, 2008, except an update of Ageq according to recent metal prices.

4.

Management of First Majestic is not confident that the open pit mining plan contained in theLa Guitarra Silver Mine Technical Reports is feasible. Accordingly, the reserve and resource calculations contained in theLa Guitarra Silver Mine Technical Reports will need to be recalculated on the basis of an underground only mine. The results of this review may result in a revised mine plan which may necessitate the filing of a new Technical Report. Accordingly, the resource and reserve calculations contained in theLa Guitarra Silver Mine Technical Reports have not been included in this table. Readers are cautioned against relying on the previously filed Technical Reports relating to the La Guitarra Silver Mine and upon the resource and reserve calculations therein.

5.

Thereserve andresources information provided above is based on internal qualified persons’ (qP’s) reporting as at december 31, 2012, as presented in the Annual information Form of the Company. The information provided was reviewed and validated by the Company’s internal qP´s Mr. Ramon Davila, and Mr. Carlos Wong, each of which has the appropriate relevant qualifications, and experience in mining and resource geology.

6.

The reader should be cautioned the historic reserves and resources at Plomosas, previously called Rosario s, do not conform to national instrument 43-101 for reporting purposes; as such the Company is not treating these historic estimates as current reserves or resources. The historical reserves do not have demonstrated current economic viability and are being treated as historical resources. These estimates should not be relied upon until they have been verified by further due diligence and by the Company’s “qualified Person”.

RESERVES AND RESOURCES	35

BUY SILVER ONLINE
DIRECTLY FROM FIRST MAJESTIC

First Majestic sets itself apart as one of the few mining companies that mints and sells its own 0.999 silver bullion securely online 24/7.

Building on the success of First Majestic’s initial online store in 2008, we launched our newest online store in 2012 providing our distinctive silver bullion to customers and shareholders. An easy-to-use customer interface and navigation system provides an improved shopping experience. To help serve customers throughout the world, the site now accepts payments in both CAD and US dollars. Ddue to customer demand, we have added half-ounce rounds to our product line. now every level of investor has the opportunity to start building a silver bullion portfolio from First Majestic.

The silver used to produce our bullion products comes from First Majestic’s San Martin Silver Mine in Jalisco State, Mexico. First Majestic management determines the price of the silver products. Prices are based on market trends and do not follow the hourly and daily fluctuations.

The products are minted by three separate mints: northwest Territorial Mint, Sunshine Mint and Monarch Precious Metals. A maker’s mark and statement of weight and fineness are stamped directly onto each product. The bullion, in effect, bears its own certificate from whichever mint produced it. In addition, each item purchased will be shipped with a Certificate of Authenticity stating this information.

FIRST MAJESTIC
2012
SILVER CORP.
10 TROY OUNCES .999 FINE SILVER
NYSE:AG · TSX:FR

For more information please contact us at **sales@firstmajestic.com** or **1.866.529.2807**

***Available for purchase at our online store:***
*½ ounce and 1 ounce rounds,*
*5 and 10 ounce ingots, 1 kilogram bars,*
*50 ounce free-poured bars,*
*5 and 10 ounce coins and 18 ounce coin sets.*

36	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

1805 – 925 West Georgia Street
Vancouver, BC
Canada V6C 3L2
Tel: 604.688.3033
Fax: 604.639.8873
Toll Free: 1.866.529.2807
info@firstmajestic.com
www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the financial statements.

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer Officer
February 25, 2013	February 25, 2013

FINANCIAL STATEMENTS	37

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of First Majestic Silver Corp.

We have audited the accompanying consolidated financial statements of First Majestic Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, and the consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting oversight Board (united States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Majestic Silver Corp. and subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accountingoversight Board (united States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established inInternal Control — Integrated Framework issued by the Committee of Sponsoring organizations of the Treadway Commission and our report dated February 25, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
February 25, 2013
Vancouver, Canada

38	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of First Majestic Silver Corp.

We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Silvermex Resources Inc., which was acquired on July 3, 2012, whose financial statements constitute 23% and 21% of net and total assets, respectively, 2% of revenues and 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2012. Accordingly, our audit did not include the internal control over financial reporting at Silvermex Resources Inc. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accountingoversight Board (united States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting oversight Board (united States), the consolidated financial statements as at and for the year ended December 31, 2012 of the Company and our report dated February 25, 2013 expressed an unqualified opinion on those consolidated financial statements.

Independent Registered Chartered Accountants
February 25, 2013
Vancouver, Canada

FINANCIAL STATEMENTS	39

FIRST MAJESTIC SILVER CORP.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts)

		Year Ended December 31,
	Note	2012	2011
Revenues	6	$247,177	$245,514
Cost of sales		79,747	66,787
Gross margin		167,430	178,727

Depletion, depreciation and amortization		25,405	15,440
Mine operating earnings		142,025	163,287

General and administrative expense	7	21,774	16,452
Share-based payments		10,646	5,948
Acquisition costs	30	2,740	-
Accretion of decommissioning liabilities	20	472	435
Foreign exchange (gain) loss		(174)	622
Operating earnings		106,567	139,830

Investment and other income (loss)	8	6,715	(1,030)
Finance costs		(2,293)	(1,263)
Earnings before income taxes		110,989	137,537

Income taxes
Current income tax expense	21	4,429	10,920
Deferred income tax expense	21	17,662	23,043
		22,091	33,963
Net earnings for the year		$88,898	$103,574

Earnings per common share
Basic		$0.80	$1.00
Diluted		$0.79	$0.96

Weighted average shares outstanding
Basic	9	110,775,284	103,276,935
Diluted	9	112,859,088	107,368,050

Approved by the Board of Directors

Director	Director

The accompanying notes are an integral part of the consolidated financial statements

40	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2012 and 2011
(tabular amounts are expressed in thousands of United States dollars)

	Year Ended December 31,
	2012	2011

Net earnings for the year	$88,898	$103,574

Other comprehensive income (loss)
Available for sale investments:
Unrealized (loss) gain on fair value of investments	(3,212)	1,109
Currency translation gain (loss)	369	(1,298)
Other comprehensive loss	(2,843)	(189)
Total comprehensive income for the year	$86,055	$103,385

The accompanying notes are an integral part of the consolidated financial statements

FINANCIAL STATEMENTS	41

FIRST MAJESTIC SILVER CORP.

Consolidated Statementd of Cash Flow
For the Years Ended December 31, 2012 and 2011
(tabular amounts are expressed in thousands of United States dollars)

		Year Ended December 31,
	Note	2012	2011
OPERATING ACTIVITIES
Net earnings for the year		$88,898	$103,574
Adjustments for:
Share-based payments		10,646	5,948
Depletion, depreciation and amortization		25,980	15,735
Accretion of decommissioning liabilities	20	472	435
(Gain) loss from silver futures and FVTPL marketable securities	8	(6,216)	1,671
Acquisition costs	30	2,740	-
Income tax expense		22,091	33,963
Finance costs		2,293	1,263
Unrealized foreign exchange loss and other		(128)	(2,373)
Operating cash flows before movements in working capital and income taxes		146,776	160,216
Net change in non-cash working capital items	27	1,274	(13,703)
Income taxes paid		(11,891)	(18,984)
Cash generated by operating activities		136,159	127,529

INVESTING ACTIVITIES
Expenditures on mining interests		(99,300)	(44,296)
Acquisition of property, plant and equipment		(75,834)	(51,630)
Increase in deposits on long-term assets		(7,525)	(10,504)
Realized gain on silver futures		6,172	2,385
Acquisition of Silvermex, net of cash paid	30	8,614	-
Proceeds from disposal of marketable securities		5,244	-
Investment in marketable securities		(10,349)	-
Cash used in investing activities		(172,978)	(104,045)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and share warrants		10,609	28,371
Proceeds from debt facilities, net of repayments		48,716	784
Proceeds from lease financing		5,528	2,474
Payment of lease obligations		(6,716)	(2,865)
Finance costs paid		(1,812)	(1,263)
Payment of other long-term liabilities		-	(583)
Cash generated by financing activities		56,325	26,918

Effect of exchange rate on cash held in foreign currencies		901	(381)
Increase in cash and cash equivalents		19,506	50,402
Cash and cash equivalents, beginning of year		91,184	41,163
Cash and cash equivalents, end of year		$111,591	$91,184

Cash		$108,419	$91,184
Restricted cash	29	3,172	-
Cash and cash equivalents, end of year		$111,591	$91,184

Supplemental cash flow information	27

The accompanying notes are an integral part of the consolidated financial statements

42	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

Consolidated Statements of Financial Position
As at December 31, 2012 and 2011
(tabular amounts are expressed in thousands of United States dollars)

	Note	December 31, 2012	December 31, 2011
Assets

Current assets
Cash and cash equivalents	29	$111,591	$91,184
Trade and other receivables	10	19,598	15,593
Income taxes receivable	21	8,664	9,734
Inventories	11	23,641	14,661
Other financial assets	12	7,237	4,865
Prepaid expenses and other	13	2,186	1,535
Total current assets		172,917	137,572

Non-current assets
Mining interests	14	372,941	157,865
Property, plant and equipment	15	220,212	129,040
Goodwill	30	24,591	-
Deferred tax assets	21	12,619	8,331
Deposits on long-term assets	16	9,751	10,504
Total assets		$813,031	$443,312

Liabilities and Equity

Current liabilities
Trade and other payables	17	$37,398	$22,433
Current portion of lease obligations	18	8,793	4,269
Current portion of debt and prepayment facility	19	6,662	784
Income taxes payable	21	4,377	-
Other financial liabilities		-	383
Total current liabilities		57,230	27,869

Non-current liabilities
Lease obligations	18	14,185	9,825
Prepayment facility	19	44,241	-
Decommissioning liabilities	20	9,691	6,123
Deferred tax liabilities	21	94,159	48,897
Total liabilities		219,506	92,714

Shareholders' equity
Share capital	22 (a)	423,958	273,304
Equity reserves	23	31,219	27,844
Retained earnings		138,348	49,450
Total equity		593,525	350,598
Total liabilities and equity		$813,031	$443,312

Contingent liabilities (Note 29)
Subsequent events (Note 31)

The accompanying notes are an integral part of the consolidated financial statements

FINANCIAL STATEMENTS	43

FIRST MAJESTIC SILVER CORP.

Consolidated Statements of Change in Equity
For the Years ended December 31, 2012 and 2011
(tabular amounts are expressed in thousands of United States dollars, except share amounts)

	Share Capital		Equity Reserves
							Retained
				Available	Foreign	Total	earnings
			Share-based	for sale	currency	equity	(Accumulated
	Shares	Amount	payment	revaluation	translation	reserves	deficit)	Total equity

Balance at December 31, 2010	97,560,417	$239,770	$25,170	$18	$621	$25,809	$(54,124)	$211,455

Net earnings	-	-	-	-	-	-	103,574	103,574

Other comprehensive income (loss)	-	-	-	1,109	(1,298)	(189)	-	(189)

Share-based payment, net of related tax benefits (Note 23)	-	-	7,387	-	-	7,387	-	7,387

Shares issued for:

Exercise of options	2,449,750	10,428	-	-	-	-	-	10,428

Exercise of warrants	5,118,093	17,943	-	-	-	-	-	17,943

Conversion of shares to be issued (Note 22(d))	7,112	-	-	-	-	-	-	-

Transfer of equity reserve upon exercise of options and warrants	-	5,163	(5,163)	-	-	(5,163)	-	-

Balance at December 31, 2011	105,135,372	$273,304	$27,394	$1,127	$(677)	$27,844	$49,450	$350,598

Net earnings	-	-	-	-	-	-	88,898	88,898

Other comprehensive (loss) income	-	-	-	(3,212)	369	(2,843)	-	(2,843)

Share-based payment, net of related tax benefits (Note 23)	-	-	9,525	-	-	9,525	-	9,525

Shares issued for:

Acquisition of Silvermex

Resources Inc. (Note 30)	9,451,641	136,317	-	-	-	-	-	136,317

Exercise of options	2,174,250	10,609	-	-	-	-	-	10,609

Conversion of shares to be issued (Note 22(d))	250	-	-	-	-	-	-	-

Returned to treasury (Note 22(e))	(4,673)	(16)	-	-	-	-	-	(16)

Share warrants issued (Note 22(c))	-	-	646	-	-	646	-	646

Expiry of shares to be issued (Note 22(d))	-	(209)	-	-	-	-	-	(209)

Transfer of equity reserve upon exercise of options	-	3,953	(3,953)	-	-	(3,953)	-	-

Balance at December 31, 2012	116,756,840	$423,958	$33,612	$(2,085)	$(308)	$31,219	$138,348	$593,525

The accompanying notes are an integral part of the consolidated financial statements

44	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock exchange under the symbol “AG”, on the Toronto Stock exchange under the symbol “FR”, and on the Frankfurt Stock exchange under the symbol “FMV”.

The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PREPARATION

Satement of Compliance
These consolidated financial statements have been prepared in accordance with and in full compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the years ended December 31, 2012 and 2011.

Statement of Consolidation and Presentation
These consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments, marketable securities and the prepayment facility. All dollar amounts presented are in united States dollars unless otherwise specified. The accounting policies in Note 3 of the consolidated financial statements have been applied in preparing these consolidated financial statements.

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (see Note 25). First Silver underwent a wind-up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Combinations
Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the fair value of the acquiree’s net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately.

Goodwill may also arise as a result of the requirement under IFRS to record deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Goodwill
Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit and loss in the consolidated statement of income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Foreign Currency Translation
The consolidated financial statements are presented in u.S. Dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity

FINANCIAL STATEMENTS	45

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FOREIGN CURRENCY TRANSLATION (CONTINUED)
operates. The functional currency of the Company’s head office is the Canadian dollar and the functional currency for all of the other entities is the u.S. Dollar.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the u.S. Dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the initial transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. exchange differences are recognized in the statement of income in the period in which they arise.

REVENUE RECOGNITION
Revenue is recognized upon delivery when the following conditions are met:

  control, title and risk of ownership of products passes to the buyer;
  the amount of revenue and costs related to the transaction can be measured reliably;
  it is probable that the economic benefits associated with the transaction will flow to the Company; and
  when collection is reasonably assured.

This occurs when title and insurance risk have passed to the customer and when the goods have been delivered to a contractually agreed location. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Revenue from the sale of metal doré or concentrate is recorded net of charges for treatment, refining and smelting. Revenue from the sale of material by-products is included within revenue.

Revenue from the sale of coins, ingots and bullion is recorded when the product has been shipped and funds have been received. When cash has been received from customers prior to shipping of the related silver coins, ingots and bullion, the amounts are recorded as unearned revenue until the products are shipped.

Metals in doré sold to third parties are priced on delivery. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time. The contract provides for a provisional payment on delivery based upon provisional assays and quoted metal prices. Revenues are recorded under these contracts at the time title passes from the Company to the buyer based on spot price on date of delivery, and subsequently adjusted to market price based on the expected date of the final settlement. As a result, the value of the Company’s concentrate receivables changes as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues and trade receivables. Adjustments to revenue for metal prices are recorded monthly and other adjustments related to the final settlement of weights and assays are recorded on final settlement.

INVENTORIES
Stockpiled ore, work in process and finished goods inventories are valued at the lower of average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, in-circuit inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

EXPLORATION AND EVALUATION EXPENDITURES
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility

46	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

and the assessment of commercial viability of an identified resource. exploration and evaluation activity includes:

  acquiring the rights to explore;
  researching and analyzing historical exploration data;
  gathering exploration data through topographical, geochemical and geophysical studies;
  exploratory drilling, trenching and sampling;
  determining and examining the volume and grade of the resource;
  surveying transportation and infrastructure requirements; and
  compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as a component of mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

exploration and evaluation expenditures are transferred to producing mining interests when the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made.

MINING INTERESTS
Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

The acquisition, development and deferred exploration costs are depleted on a units-of-production basis over the estimated economic life of the ore body following commencement of commercial production. The commencement of commercial production is deemed to occur on a determination made by management with reference to factors such as the asset’s ability to operate at its designed capacity over a pre-determined reasonable period of time, and all necessary permits have been obtained. However, the production phase does not commence with the removal of de minimis saleable mineral materials that occur in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Depreciation is calculated on a straight-line basis over the useful life of the asset, ranging from two to fourteen years, and commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Where an item of property, plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Construction in progress is recorded at cost and re-allocated to machinery and equipment when it becomes available for use.

Depreciation for machinery and equipment is calculated on a straight-line basis over the lesser of the useful life of the equipment or the life of mine, when it becomes available for use. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

FINANCE LEASES
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation. Finance costs are recognized

FINANCIAL STATEMENTS	47

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FINANCE LEASES (CONTINUED)
immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs.

STRIPPING COSTS
Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized and included in the carrying amount of the related mining property. During the production phase of a mine, stripping costs incurred to provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Capitalized stripping costs are depleted on a units-of-production basis over the estimated economic life of the ore body that directly benefit from the stripping activities. Costs for regular waste removal that do not give rise to future economic benefits are included in mine operating costs in the period they are incurred.

IMPAIRMENT OF TANGIBLE ASSETS
At each statement of financial position date, the Company reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash generating unit (“CGu”) to which the asset belongs. For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

If the recoverable amount of the asset or CGu is determined to be less than its carrying amount, the carrying amount of the asset or CGu is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of income. Recoverable amount is the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset or CGu in an arm’s length transaction between knowledgeable and willing parties. Fair value for mining interests is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion projects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset. Value in use is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGu in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and does not take into account future development. These assumptions are different to those used in calculating fair value and consequently are likely to provide a different result, usually lower.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGu is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGu in prior periods, adjusted for additional amortization which would have been recorded had the amount not been impaired. A reversal of an impairment loss is recognized as a gain in the income statement.

SHARE-BASED PAYMENT TRANSACTIONS
Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of share-based payment transactions (“share-based payments”).

Equity instruments issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”).

In situations where equity instruments are issued to non-employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.

No expense is recognized for awards that do not ultimately vest. The dilutive effect of outstanding options is reflected as additional dilution in the computation of diluted earnings per share.

TAXATION
Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity. Current tax or deferred tax from the initial accounting for a business combination is included in the accounting for the business combination.

48	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

Current income taxes
Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income taxes
Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are not recognized if the temporary difference arises in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor the accounting earnings or loss. Deferred tax is determined using tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable earnings will be available to utilize against those deductible temporary differences.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

BORROWING COSTS
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. other borrowing costs are recognized as an expense in the period incurred.

EARNINGS PER SHARE
Basic earnings per share for the period is calculated by dividing the earnings attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

FINANCIAL ASSETS
All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables, or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary due to a significant or prolonged decline in the fair value of that investment below its cost.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

FINANCIAL LIABILITIES AND EQUITY INSTRUMENTS
All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated

FINANCIAL STATEMENTS	49

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FINANCIAL LIABILITIES AND EQUITY INSTRUMENTS (CONTINUED)
Upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents in the statement of financial position include cash on hand and held at banks and short-term investments with an original maturity of three months or less, which are readily convertible into a known amount of cash.

PROVISIONS
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as accretion expense or finance costs.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs
Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Commencement of commercial production and production levels intended by management
Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached. Management considers several factors, including production capacity, recoveries and number of uninterrupted production days, in determining when a mining property has reached the commercial production levels intended by management. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the cyanidation and flotation plant at the La Parrilla mine were commissioned on March 1, 2012 and october 1, 2011, respectively.

Functional currency
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the uS dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Impairment of property, plant and equipment and mining interests
Management considers both external and internal sources of information in assessing whether there are

50	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

any indications that the Company’s property, plant and equipment and mining interests are impaired. external sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future pre-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Depreciation and amortization rate for property, plant and equipment and depletion rate for mining interests
Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rates or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of income.

Estimated reclamation and closure costs
The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral reserve estimates
The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Inventory valuation
Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver contained in the stockpile ore, assumptions of the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Valuation of share-based payments
The Company uses the Black-Scholes option Pricing Model for valuation of share-based payments. option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light

FINANCIAL STATEMENTS	51

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS(CONTINUED)
Income taxes (continued)
of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

4. RECENT ACCOUNTING PRONOUNCEMENTS

FINANCIAL INSTRUMENTS
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after january 1, 2015, with earlier adoption permitted. In November 2009 and october 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as FVTPL, financial guarantees and certain other exceptions. The IASB has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the offsetting of financial assets and liabilities. The Company will evaluate the impact the final standard will have on its consolidated financial statements when issued.

CONSOLIDATED FINANCIAL SATEMENTS
In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”) and IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 10 and IFRS 12 supersede IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose entities.

IFRS 10 and IFRS 12 are effective for annual periods beginning on or after january 1, 2013, with earlier application permitted if adopted along with IFRS 11, IFRS 12, IAS 27 (revised) and IAS 28 (revised). The Company is evaluating the impact of these new standards on its consolidated financial statements.

JOINT ARRANGEMENTS
In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method and proportionate consolidation is no longer permitted.

This standard is effective for annual periods beginning on or after january 1, 2013, with early adoption permitted. The Company does not anticipate these new standards to have a significant impact on its consolidated financial statements.

FAIR VALUE MEASUREMENT
In May 2011, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value.

IFRS 13 is effective for annual periods on or after january 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. The Company is currently assessing the impact of this standard on its financial statements.

52	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

ITEMS OF OTHER COMPREHENSIVE INCOME
In June 2011, the IASB issued an amendment to IAS 1 – Presentation of Items of Other Comprehensive Income (“amendments to IAS1”). The amendments to IAS1 are the result of a joint project with the US Financial Accounting Standards Board and provide guidance on presentation of items contained in other comprehensive income (“OCI”) and their classification within OCI. The amendments to IAS1 require items of OCI, along with their tax effects, to be grouped into those that will and will not subsequently be reclassified to profit or loss. The measurement and recognition of items of profit or loss and OCI are not affected by the amendments.

This amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

5. SEGMENTED INFORMATION

The Company has eight reporting segments, including four operating segments located in Mexico, two development projects in Mexico, one retail market segment in Canada and one silver trading segment in europe. All of the Company’s operations are within the mining industry and its major products are silver doré and silver-lead concentrate. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices and inventory is costed on a first-in first-out basis.

A reporting segment is defined as a component of the Company that:

  engages in business activities from which it may earn revenues and incur expenses;
  whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
  for which discrete financial information is available.

Management evaluates reporting segment performance based on mine operating earnings as other expenses are not allocated to the segments or used to evaluate performance. Significant information relating to the Company’s reporting segments is summarized in the table below:

	Year Ended December 31, 2012					At December 31, 2012
			Depletion,
			depreciation and	Mine operating	Capital		Total
	Revenue	Cost of sales	amortization	earnings (loss)	expenditures	Total assets	liabilities

Mexico
San Martin	$22,289	$12,401	$3,943	$5,945	$19,120	$83,652	$19,214
La Parrilla	82,596	35,836	10,442	36,318	60,800	175,410	42,546
La Encantada	89,974	35,088	9,629	45,257	33,282	136,510	27,736
La Guitarra	5,291	5,375	1,389	(1,473)	7,691	172,472	35,940
Del Toro	-	-	-	-	74,229	122,152	22,764
La Luz	-	-	-	-	3,287	27,031	338
Canada
Coins and Bullion Sales	3,858	3,677	-	181	108	535	122
Europe
Silver Sales	190,683	138,178	1	52,504	-	53,225	4,608
Corporate and Eliminations	(147,514)	(150,808)	1	3,293	4,527	42,044	66,238
Consolidated	$247,177	$79,747	$25,405	$142,025	$203,044	$813,031	$219,506

FINANCIAL STATEMENTS	53

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

5. SEGMENTED INFORMATION (CONTINUED)

	Year Ended December 31, 2011					At December 31, 2011
			Depletion,
			depreciation and	Mine Operating	Capital		Total
	Revenue	Cost of sales	amortization	earnings (loss)	expenditures	Total assets	liabilities
Mexico
San Martin	$35,191	$12,641	$2,631	$19,919	$14,794	$69,288	$19,734
La Parrilla	58,344	16,021	4,492	37,831	55,951	116,651	13,358
La Encantada	136,347	36,117	8,317	91,913	24,311	127,491	21,929
Del Toro	-	-	-	-	15,533	31,795	1,685
La Luz	-	-	-	-	2,539	23,313	659
Canada
Coins and Bullion Sales	28,592	26,520	-	2,072	-	728	139
Europe
Silver Sales	45,059	31,826	-	13,233	-	30,483	4,484
Corporate and Eliminations	(58,019)	(56,338)	-	(1,681)	785	43,563	30,726
Consolidated	$245,514	$66,787	$15,440	$163,287	$113,913	$443,312	$92,714

6. REVENUES

	Year Ended
	December 31, 2012	December 31, 2011
Gross revenue from payable ounces of silver equivalents	$264,992	$253,233
Less: refining & smelting costs	(17,815)	(7,719)
Revenues	$247,177	$245,514

7. GENERAL AND ADMINISTRATIVE EXPENSES

The general and administrative expenses for the Company are comprised of the following:

	Year Ended
	December 31, 2012	December 31, 2011
Corporate administration	$7,114	$4,728
Salaries and benefits	8,267	7,363
Audit, legal and professional fees	4,637	3,192
Filing and listing fees	523	527
Directors fees and expenses	658	347
Depreciation	575	295
	$21,774	$16,452

54	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

8. INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) is comprised of the following:

	Year Ended
	December 31, 2012	December 31, 2011
Gain (loss) from investment in silver futures and FVTPL marketable securities	$6,216	$(1,671)
Interest income and other	499	641
	$6,715	$(1,030)

9. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the years ended December 31, 2012 and 2011 are based on the following:

	Year Ended
	December 31, 2012	December 31, 2011
Net earnings for the year	$88,898	$103,574

Weighted average number of shares on issue - basic	110,775,284	103,276,935
Adjustments for:
Share options	2,083,804	3,438,127
Warrants	-	652,988
Weighted average number of shares on issue - diluted(1)	112,859,088	107,368,050

Earnings per share - basic	$0.80	$1.00
Earnings per share - diluted	$0.79	$0.96

(1) Diluted weighted average number of shares does not include 919,645 (2011 - 42,500) anti-dilutive options and 329,377 (2011 - nil) anti-dilutive warrants.

10. TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	December 31, 2012	December 31, 2011
Trade receivables	$6,637	$6,269
Value added taxes and other taxes recoverable	12,285	8,872
Loan receivable from supplier and other	676	452
	$19,598	$15,593

The Company does not hold any collateral for any receivable amounts outstanding at December 31, 2012 and December 31, 2011. Trade and other receivables include $0.6 million (December 31, 2011 - $0.6 million) in value added taxes (“VAT”) recoverable that have been outstanding for more than one year. The Company expects full recovery of these amounts outstanding and therefore no impairment has been recorded against these receivables.

Trade and other receivables includes an allowance of $5.3 million related to VAT receivables acquired as part of the acquisition of Silvermex (see Note 30), which is pending outcome of various court trials with the Mexican tax authorities. No additional allowance was recorded by the Company during the year.

FINANCIAL STATEMENTS	55

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

11. INVENTORIES

	December 31, 2012	December 31, 2011
Finished product - doré and concentrates	$1,982	$799
Work in process	4,135	4,027
Stockpile	2,558	409
Materials and supplies	14,791	8,934
Silver coins and bullion including in-process shipments	175	492
	$23,641	$14,661

The amount of inventories recognized as an expense during the year is equivalent to cost of sales for the year and no inventory write-downs were recorded or reversed during the years presented.

12. OTHER FINANCIAL ASSETS

	December 31, 2012	December 31, 2011
Marketable securities - available for sale	$2,421	$$4,865
Marketable securities - fair value through profit or loss	4,816	-
	$7,237	$4,865

As at December 31, 2012, the Company holds various investments designated as available for sale (“AFS”) marketable securities with total fair value of $2,421,000 (December 31, 2011 - $4,865,000) and cost of $4,484,000 (December 31, 2011 - $3,713,000). During 2012, the Company sold certain of its AFS marketable securities and realized a gain of $5,000 (2011 - $nil). Changes in fair value on AFS marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment. Based on management’s assessment, there was no impairment on the Company’s AFS marketable securities as at December 31, 2012.

As at December 31, 2012, the Company held 400,000 units of Sprott Physical Silver Trust (PSLV) with fair value of $4,816,000, which were acquired at a cost of $13.20 per unit. These trust units are classified as FVTPL marketable securities, with changes in fair value recorded through profit or loss. During the year ended December 31, 2012, the Company recognized a gain of $39,000 (2011 - $nil) related to its FVTPL marketable securities.

During the year ended December 31, 2012, the Company also incurred a gain of $6,172,000 (2011 – loss of $1,671,000) related to investment in silver futures, recognized in investment and other income.

13. PREPAIDS EXPENSES AND OTHER

The Company’s prepaid expenses and other are comprised of:

	December 31, 2012	December 31, 2011
Prepayments to suppliers and contractors	$1,505	$1,138
Deposits	681	397
	$2,186	$1,535

56	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

14. MINING INTERESTS

The Company’s mining interest is composed of the following:

	December 31, 2012	December 31, 2011
Producing properties	$196,057	$91,116
Exploration properties (non-depletable)	176,884	66,749
	$372,941	$157,865

Producing properties are allocated as follows:

	La Encantada	La Parrilla	San Martin	La Guitarra
Producing properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Total
Cost
At December 31, 2010	$17,512	$27,452	$38,337	$-	$83,301
Additions	8,305	15,869	3,571	-	27,745
Change in decommissioning liabilities	(25)	(525)	164	-	(386)
Transfer from exploration properties	1,472	4,394	5	-	5,871
At December 31, 2011	$27,264	$47,190	$42,077	$-	$116,531
Acquired from Silvermex (Note 30)	-	-	-	47,188	47,188
Additions	13,523	35,476	5,171	4,191	58,361
Change in decommissioning liabilities	566	253	(583)	(728)	(492)
Transfer from exploration properties	3,884	858	1,913	-	6,655
At December 31, 2012	$45,237	$83,777	$48,578	$50,651	$228,243

Accumulated depletion and amortization
At December 31, 2010	$(4,200)	$(3,829)	$(12,531)	$-	$(20,560)
Depletion and amortization	(1,840)	(1,573)	(1,442)	-	(4,855)
At December 31, 2011	$(6,040)	$(5,402)	$(13,973)	$-	$(25,415)
Depletion and amortization	(1,586)	(2,654)	(2,066)	(465)	(6,771)
At December 31, 2012	$(7,626)	$(8,056)	$(16,039)	$(465)	$(32,186)

Carrying values
At December 31, 2011	$21,224	$41,788	$28,104	$-	$91,116
At December 31, 2012	$37,611	$75,721	$32,539	$50,186	$196,057

FINANCIAL STATEMENTS	57

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

14. MINING INTERESTS (CONTINUED)

Exploration properties are allocated as follows:

	La Encantada	La Parrilla	San Martin	La Guitarra	Del Toro	La Luz	Other
Exploration properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Properties(1)	Total
Cost
At December 31, 2010	$2,935	$7,790	$15,432	$-	$11,640	$19,122	$-	$56,919
Exploration and evaluation expenditures	2,057	2,274	3,008	-	10,472	1,242	-	19,053
Proceeds from option payment (h)	-	-	(3,400)	-	-	-	-	(3,400)
Change in decommissioning liabilities	-	-	-	-	-	48	-	48
Transfer to producing properties	(1,472)	(4,394)	(5)	-	-	-	-	(5,871)
At December 31, 2011	$3,520	$5,670	$15,035	$-	$22,112	$20,412	$-	$66,749
Acquired from Silvermex (Note 30)	-	-	-	53,000	-	-	18,100	71,100
Exploration and evaluation expenditures	3,429	4,143	6,435	2,054	26,171	2,434	417	45,083
Proceeds from option payment (h)	-	-	(440)	-	-	-	-	(440)
Change in decommissioning liabilities	-	-	-	-	938	109	-	1,047
Transfer to producing properties	(3,884)	(858)	(1,913)	-	-	-	-	(6,655)
At December 31, 2012	$3,065	$8,955	$19,117	$55,054	$49,221	$22,955	$18,517	$176,884

(1)	other exploration properties consist of Plomosas Silver Project, Peñasco Quemado Silver Project, La Frazada Silver Project and Los Lobos Silver Project acquired from Silvermex.

(a)	LA ENCANTADA SILVER MINE, COAHUILA STATE

The La Encantada Silver Mine is a producing underground mine located in northern State of Coahuila, Mexico, 708 kilometres north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon. The La Encantada Silver Mine consists of a 4,000 tonnes per day (“tpd”) cyanidation plant which achieved commercial production on April 1, 2010, a 1,000 tpd flotation plant (currently in care-and-maintenance), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine.

(b)	LA PARRILLA SILVER MINE, DURANGO STATE

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, Mexico, is a group of producing underground operations consisting of the Rosario s / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of the new 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum payable of $2.5 million. The Company has an option to purchase the NSR at any time for an amount of $2.0 million. For the year ended December 31, 2012, the Company paid royalties of $0.9 million (2011 - $0.4 million). As at December 31, 2012, total royalties paid to date for the Quebradillas NSR is $1.6 million.

(c)	SAN MARTIN SILVER MINER, JALISO STATE

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in the State of Jalisco, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares

58	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)
of surface rights where the 950 tpd cyanidation plant, mine buildings, offices and related infrastructure.

(d)	LA SUITARRA SILVER MINE, STATE OF MEXICO

The La Guitarra Silver Mine was acquired through the acquisition of Silvermex (see Note 30) in July 2012. The La Guitarra mine is the Company’s fourth producing asset in Mexico and is 100% owned by the Company.

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico and approximately 130 kilometres south west from Mexico City. The 100% owned mine covers 39,714 hectares of mining claims within the Temascaltepec Mining District. The La Guitarra mine consists of two underground operation centers and a flotation mill with a capacity of 350 tpd.

(e)	DEL TORO SILVER MINE, ZACATECAS STATE

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims, including the Dolores area, plus an additional 129 hectares of surface rights covering the area surrounding the San juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San juan mines, which are approximately one kilometre apart. Del Toro was previously an operating division of the Company’s First Majestic Plata, S.A. De C.V. subsidiary. During the second quarter of 2012, assets of Del Toro were transferred into a newly formed subsidiary, First Majestic Del Toro, S.A. De C.V., to better isolate its operating results from the La Parrilla Mine as the plant begins production in 2013. First Majestic owns 100% of the Del Toro Silver Mine.

(f)	LA LUZ SILVER PROJECT, SAN LUIS POTOSI STATE

The La Luz Silver Project, is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. (“Normabec”). The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 36 mining concessions covering 4,977 hectares.

(g)	PLOMOSAS SILVER PROJECT, STATE OF SINALOA

The Plomosas Silver Project (formerly known as Rosario ) was acquired through the acquisition of Silvermex (see Note 30) in July 2012. Plomosas has a total of 16,279 hectares of mining concessions in southeast State of Sinaloa, Mexico. The mining concession consolidates two past producing mines: Plomosas and San juan. extensive infrastructure is in place at Plomosas, including a fully functional mining camp facility at the Plomosas mine. Facilities and infrastructure at Plomosas include a 20 year surface rights agreement in good standing, a 30 year water use permit, tailings dam, 60 km of 33 kilowatt power line, 120 person camp, infirmary, offices, shops and warehouses, and assay lab.

(h)	JALISCO GROUP PROPERTIES, JALISCO STATE

The Company also owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. on April 15, 2011, a definitive agreement was entered into with Sonora Resources Corp. (the “optionee”) whereby the optionee has an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in Jalisco State, Mexico. The optionee issued 10 million shares of common stock with a fair value of $3.4 million to the Company and is committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests.

In May 2012, the Company received an additional two million common shares of the optionee, valued at $0.4 million as a result of their failure to file a registration statement qualifying the original 10 million shares of common stock issued for free trading. The fair value of the common shares received from the optionee was recorded as a reduction in the carrying value of mining interest in the second quarter of 2012.

(i)	OTHER EXPLORATION PROPERTIES

With the acquisition of Silvermex (see Note 30), the Company also acquired a number of exploration stage properties in Mexico, including the Peñasco Quemado Silver Project in the State of Sonora, the La Frazada Silver Project in the State of Nayarit and the Los Lobos Silver Project in the State of Sonora.

FINANCIAL STATEMENTS	59

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

15. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are composed of the following:

		Machinery and	Assets under
	Land and Buildings	Equipment	Construction	Other	Total
Cost
At December 31, 2010	$14,953	$67,032	$2,731	$2,078	$86,794
Additions	5,722	25,066	34,671	1,675	67,134
At December 31, 2011	$20,675	$92,098	$37,402	$3,753	$153,928
Acquired from Silvermex (Note 30)	2,126	6,724	1,710	267	10,827
Additions	17,151	19,243	59,318	3,615	99,327
Transfers	6,876	28,336	(35,212)	-	-
At December 31, 2012	$46,828	$146,401	$63,218	$7,635	$264,082

Accumulated depreciation
and amortization
At December 31, 2010	$(3,485)	$(9,801)	$-	$(1,125)	$(14,411)
Depreciation and amortization	(1,846)	(7,501)	-	(1,130)	(10,477)
At December 31, 2011	$(5,331)	$(17,302)	$-	$(2,255)	$(24,888)
Depreciation and amortization	(4,446)	(13,246)	-	(1,290)	(18,982)
At December 31, 2012	$(9,777)	$(30,548)	$-	$(3,545)	$(43,870)

Carrying values
At December 31, 2011	$15,344	$74,796	$37,402	$1,498	$129,040
At December 31, 2012	$37,051	$115,853	$63,218	$4,090	$220,212

(1)	Included in land and buildings is $5,393,000 (2011 - $4,181,000) of land properties which are not subject to depreciation.
(2)	Included in property, plant and equipment is $26,780,000 (2011 - $14,789,000) of equipment under finance lease.

60	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

Mining assets, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated as follow:

	La Encantada	La Parrilla	San Martin	La Guitarra	Del Toro	La Luz
Exploration properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Corporate	Total
Cost
At December 31, 2010	$51,788	$9,546	$11,068	-	$1,944	$1,357	$1,091	$86,794
Additions	13,949	37,808	8,215	-	5,061	1,316	785	67,134
At December 31, 2011	$65,737	$57,354	$19,283	-	$7,005	$2,673	$1,876	$153,928
Acquired from Silvermex (Note 30)	-	-	-	9,352	-	-	1,475	10,827
Additions	16,330	21,018	7,404	1,446	48,058	853	4,218	99,327
At December 31, 2012	$82,067	$78,372	$26,687	10,798	$55,063	$3,526	$7,569	$264,082

Accumulated depreciation and amortization
At December 31, 2010	$(4,224)	$(5,539)	$(4,006)	-	$-	$(37)	$(605)	$(14,411)
Depreciation and amortization	(6,385)	(2,846)	(917)	-	-	(36)	(293)	(10,477)
At December 31, 2011	$(10,609)	$(8,385)	$(4,923)	-	$-	$(73)	$(898)	$(24,888)
Depreciation and amortization	(7,944)	(7,538)	(1,933)	(997)	-	(23)	(547)	(18,982)
At December 31, 2012	$(18,553)	$(15,923)	$(6,856)	(997)	$-	$(96)	$(1,445)	$(43,870)

Carrying values
At December 31, 2011	$55,128	$48,969	$14,360	-	$7,005	$2,600	$978	$129,040
At December 31, 2012	$63,514	$62,449	$19,831	9,801	$55,063	$3,430	$6,124	$220,212

In 2011, the Company pledged certain properties of the San Martin Mine as guarantees as part of its tax appeal process (see Note 29).

16. DEPOSITS ON LONG-TERM ASSETS

The Company’s deposits on long-term assets are comprised of the following:

	December 31, 2012	December 31, 2011
Deposits on equipment	$9,191	$6,006
Deposits on equipment under finance leases	231	2,812
Deposits on services	329	1,686
	$9,751	$10,504

FINANCIAL STATEMENTS	61

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

17. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade payables and accrued liabilities are comprised of the following items:

	December 31, 2012	December 31, 2011
Trade payables	$20,827	$6,512
Accrued liabilities	16,512	15,903
Unearned revenue	59	18
	$37,398	$22,433

18. LEASE OBLIGATIONS

The Company has entered into leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging from 6.9% to 9.1% . Assets under finance leases are pledged as security against the lease obligation.

The following is a schedule of future minimum lease payments under the finance leases:

	December 31, 2012	December 31, 2011
Less than one year	$10,233	$5,238
More than one year but not more than five years	15,232	10,795
	25,465	16,033
Less: future finance charges	(2,487)	(1,939)
Present value of minimum lease payments	$22,978	$14,094
Included in the financial statements as:
Current portion of lease obligations	8,793	4,269
Lease obligations	14,185	9,825
Present value of minimum lease payments	$22,978	$14,094

19. DEBT FACILITIES

(a)	Bank of America Merrill Lynch Prepayment Facility

In December 2012, the Company entered into a $50.0 million prepayment facility agreement with Bank of America Merrill Lynch (“BAML”). under the terms of the agreement, the Company received $50.0 million from BAML as advance against a portion of the Company’s lead and zinc concentrate production for a period of 36 months commencing in July 2013. The prepayment facility bears an annual interest rate of LIBoR plus 3.5%. Principal and interest is payable monthly based on pre-determined amounts of lead and zinc production at fixed forward prices. A total of 12,158 metric tonnes of lead and 13,176 metric tonnes of zinc will be delivered over the 36 months period. under the prepayment facility agreement, the Company is required to limit the aggregate amount of debt below $75.0 million, excluding finance leases, which should also not exceed $75.0 million.

62	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

The prepayment facility is classified as FVTPL financial liabilities and is recorded at fair market value, based on the forward market price of lead and zinc and discounted at an effective interest rate of 6.7%. As at December 31, 2012, the fair value of the prepayment facility was $50,403,000, of which $6,162,000 was classified as short-term and $44,241,000 was classified as long-term.

During the year ended December 31, 2012, the Company recorded a fair value adjustment loss of $403,000 as finance costs in relation to the prepayment facility.

(b)	Aurcana Debt

Pursuant to the acquisition of Silvermex (see Note 30), the Company assumed a $1.0 million non-interest bearing debt of Silvermex payable to Aurcana Corporation. $0.5 million of this amount was due and paid by the Company in July 2012. The remaining $0.5 million is due on january 9, 2013, and was fully paid by the Company subsequent to year end.

20. DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining property, as well as the decommissioning of the plant or other restoration work. A provision for environmental rehabilitation has been estimated based on the Company’s interpretation of current regulatory requirements and is recognized at the present value of such costs.

	La Encantada	La Parrilla	San Martin	La Guitarra	Del Toro	La Luz
At December 31, 2012	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Total
Anticipated settlement date	2021	2033	2033	2025	2023	2029
Undiscounted value of estimated cash flow	$3,382	$2,415	$2,420	$1,363	$1,001	$964	$11,545
Estimated mine life (years)	9	21	21	13	11	17
Discount rate	5.8%	6.8%	6.8%	6.1%	5.8%	6.6%

Balance at December 31, 2010	$2,473	$1,862	$1,924	$-	$-	$536	$6,795
Movements during the period:
Change in rehabilitation provision	(25)	(525)	164	-	-	48	(338)
Interest or accretion expense	172	126	137	-	-	-	435
Interest or accretion expense capitalized	-	-	-	-	-	41	41
Foreign exchange gain	(301)	(215)	(228)	-	-	(66)	(810)
Balance at December 31, 2011	$2,319	$1,248	$1,997	$-	$-	$559	$6,123

Movements during the period:
Acquired from Silvermex (Note 30)	-	-	-	1,939	-	-	1,939
Change in rehabilitation provision	566	253	(583)	(728)	938	109	555
Interest or accretion expense	165	106	134	67	-	-	472
Interest or accretion expense capitalized	-	-	-	-	-	46	46
Foreign exchange loss	175	94	150	88	-	49	556
Balance at December 31, 2012	$3,225	$1,701	$1,698	$1,366	$938	$763	$9,691

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Changes in estimate of reclamation liabilities are recorded against mining interests.

FINANCIAL STATEMENTS	63

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

21. INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined statutory tax rate to the income tax expense for the years ended December 31, 2012 and 2011.

	Year Ended
	December 31, 2012	December 31, 2011
Net earnings before tax	$110,989	$137,537
Combined statutory tax rate	25.00%	26.50%
Income tax expense computed at statutory tax rate	$27,747	$36,447
Reconciling items:
Non-deductible expenses	3,843	2,083
Impact of inflationary adjustments	(1,435)	280
Effect of different foreign statutory tax rates on earnings of
subsidiaries	(9,979)	472
Impact of foreign exchange on deferred income tax assets and
liabilities	1,563	(786)
Deductible stock option benefits	(897)	(4,730)
Change in unrecognized deferred income tax asset	788	295
Other	461	(98)
Income tax expense	$22,091	$33,963
Effective tax rate	20%	25%

Current income tax expense	$4,429	$10,920
Deferred income tax expense	17,662	23,043
Income tax expense	$22,091	$33,963

The Canadian federal corporate tax rate decreased from 16.5% to 15.0% in 2012, resulting in a decrease in the Company’s statutory tax rate from 26.5% to 25.0% .

For the year ended December 31, 2012, the effective income tax rate on earnings from operations of 20% (2011 – 25%) was lower than the combined corporate statutory tax rate primarily due to the Company’s ability to take advantage of lower tax rates and differing tax rules applicable to certain of the Company’s metal marketing, operating and financing subsidiaries outside of Canada and Mexico. The tax provision on earnings is computed after taking account of intercompany transactions such as interest on loans, sales, other charges and credits among subsidiaries resulting from their capital structure as well as from the various jurisdictions in which operations and assets are owned. For these reasons, the effective tax rate differs from the combined corporate statutory rate in Canada. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates.

64	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

The movement in deferred tax assets and deferred tax liabilities is shown below:

			Deductible		Deferred
		Share issue	stock option		tax asset not
Deferred tax assets	Losses	costs	benefits	Provisions	recognized	Total
At December 31, 2010	$11,585	$968	$-	$2,112	$(488)	$14,177
(Expense) benefit to income statement	(4,998)	(522)	701	5,656	(305)	532
Benefit to equity	-	-	1,439	-	-	1,439
At December 31, 2011	$6,587	$446	$2,140	$7,768	$(793)	$16,148
(Expense) benefit to income statement	9,608	(39)	(116)	(2,433)	(1,158)	5,862
Expense to equity	-	-	(1,121)	-	-	(1,121)
Acquisition of Silvermex (Note 30)	14,452	-	-	854	(5,998)	9,308
At December 31, 2012	$30,647	$407	$903	$6,189	$(7,949)	$30,197

				Property, plant
				and equipment
				and mining
Deferred tax liabilities				interests	Other	Total
At December 31, 2010				$33,433	$(250)	$33,183
Expense (benefit) to income statement				23,927	(396)	23,531
At December 31, 2011				$57,360	$(646)	$56,714
Expense to income statement				19,760	3,851	23,611
Acquisition of Silvermex (Note 30)				31,002	410	31,412
At December 31, 2012				$108,122	$3,615	$111,737

Deferred tax liabilities, net
At December 31, 2011						$40,566
At December 31, 2012						$81,540

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. At December 31, 2012, the Company did not recognize the deferred tax assets shown below:

	Year Ended
	December 31, 2012	December 31, 2011
Non-capital losses	6,968	235
Capital losses	415	-
Unrealized foreign exchange	566	558
Total	$7,949	$793

FINANCIAL STATEMENTS	65

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

21. INCOME TAXES (CONTINUED)

As at December 31, 2012, the Company has available net capital losses of $2.0 million for Canadian income tax purposes that may be carried forward indefinitely to reduce taxable capital gains in future years. The Company has available Canadian and Mexican non-capital tax losses, which if not utilized will expire as follows:

	Canadian	Mexican
Year of expiry	non-capital losses	non-capital losses	Total
2014	$-	$2,190	$2,190
2016	-	5,042	5,042
2017	-	17,517	17,517
2018	-	16,157	16,157
2019	-	2,055	2,055
2020	-	327	327
2021	-	5,098	5,098
2022	-	21,885	21,885
2024	266	-	266
2025	1,665	-	1,665
2026	1,472	-	1,472
2027	8,052	-	8,052
2028	4,573	-	4,573
2030	3,558	-	3,558
2031	5,476	-	5,476
2032	8,880	-	8,880
Total	$33,942	$70,271	$104,213

22. SHARE CAPITAL

(a)	AUTHORIZED AND ISSUED CAPITAL
The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the year is as follows:

	Shares	Amount
Balance at December 31, 2010	97,560,417	$239,770
Shares issued for:
Exercise of options	2,449,750	10,428
Exercise of warrants	5,118,093	17,943
Conversion of shares to be issued (Note 22(d))	7,112	-
Transfer of equity reserve upon exercise of options and warrants	-	5,163
Balance at December 31, 2011	105,135,372	$273,304
Shares issued for:
Acquisition of Silvermex Resources Inc. (Note 30)	9,451,641	136,317
Exercise of options	2,174,250	10,609
Conversion of shares to be issued (Note 22(d))	250	-
Returned to treasury (Note 22(e))	(4,673)	(16)
Expiry of shares to be issued (Note 22(d))	-	(209)
Transfer of equity reserve upon exercise of options	-	3,953
Balance at December 31, 2012	116,756,840	$423,958

66	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)
(b)

STOCK OPTIONS
Under the terms of the Company’s Stock option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2011 are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes the information about stock options outstanding and exercisable at December 31, 2012:

	Options Outstanding			Options Exercisable
		Weighted	Weighted
		Average	Average		Weighted Average	Weighted Average
Exercise prices	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
(CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)
2.01 - 3.00	180,000	2.03	1.35	180,000	2.03	1.35
3.01 - 4.00	512,500	3.64	0.92	512,500	3.64	0.92
4.01 - 5.00	100,000	4.04	0.61	100,000	4.04	0.61
10.01 - 22.45	3,811,020	16.94	3.61	1,406,625	13.55	2.37
	4,603,520	14.59	3.16	2,199,125	9.87	1.87

As of December 31, 2012, incentive stock options represent 4% (December 31, 2011 - 5%) of issued and outstanding common capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at December 31, 2012 and December 31, 2011 were $22.6 million and $40.1 million, respectively.

The changes in stock options issued during the years ended December 31, 2012 and 2011 are as follows:

	Year Ended
	December 31, 2012		December 31, 2011
		Weighted Average	Number of	Weighted Average
	Number of Options	Exercise Price	Options	Exercise Price
Balance, beginning of the year	4,934,375	8.31	6,464,875	5.61
Granted	2,039,645	19.59	939,500	16.13
Exercised	(2,174,250)	4.83	(2,449,750)	4.15
Cancelled or expired	(196,250)	16.88	(20,250)	12.44
Balance, end of the year	4,603,520	14.59	4,934,375	8.31

The weighted average closing share price at date of exercise for the year ended December 31, 2012 was CAD$20.36 (2011 - CAD$19.02) .

The aggregate fair value of stock options granted during the year ended December 31, 2012 was $16,682,000 (2011 – $7,980,000).

FINANCIAL STATEMENTS	67

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

22. SHARE CAPITAL (CONTINUED)

(b)	STOCK OPTIONS (CONTINUED)

The weighted average fair value of employee stock options granted during the year ended December 31, 2012 was $8.28 (2011 - $8.40) and was estimated using the Black-Scholes option Pricing Model with the following assumptions:

	Year Ended
	December 31, 2012	December 31, 2011
Average risk-free interest rate (%)	1.24	1.25
Expected life (years)	3.38	3.36
Expected volatility (%)	62.75	75.63
Expected dividend yield (%)	-	-
Forfeiture rate (%)	5.00	5.00

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

(c)	SHARE PURCHASE WARRANTS

The following table summarizes the information about share purchase warrants outstanding and exercisable at December 31, 2012:

Warrants Outstanding and Exercisable

		Weighted Average	Weighted Average
		Exercise Price	Remaining Life
Exercise prices (CAD$)	Number of Warrants	(CAD$/Share)	(Years)

25.36	329,377	25.36	0.96

The changes in share purchase warrants during the years ended December 31, 2012 and 2011 are as follows:

	Year Ended
	December 31, 2012		December 31, 2011
		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Warrants	(CAD$/Share)	Warrants	(CAD$/Share)
Balance, beginning of the year	-	-	5,142,277	3.44
Issued	338,295	25.22	-	-
Exercised	-	-	(5,118,093)	3.44
Cancelled or expired	(8,918)	20.00	(24,184)	3.50
Balance, end of the year	329,377	25.36	-	-

During the year ended December 31, 2012, as part of consideration for the acquisition of Silvermex, the Company issued 338,295 replacement warrants with an aggregate fair value of $646,000. No share purchase warrants were issued in the prior year.

68	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

The fair value of share purchase warrants issued is estimated using the Black-Scholes option Pricing Model with the following assumptions:

Year Ended
December 31, 2012
Weighted average fair value at grant date ($)	1.93
Expected dividend yield (%)	-
Average risk-free interest rate (%)	1.05
Expected life (years)	1.43
Expected volatility (%)	62.10
Forfeiture rate (%)	-

(d)

SHARE CAPITAL TO BE ISSUED
On June 5, 2006, pursuant to the acquisition of First Silver and the San Martin Silver Mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 ceased to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled are deemed to have been cancelled.

At December 31, 2011, the prior shareholders of First Silver had yet to exchange 99,030 shares of First Silver, exchangeable for 49,515 shares of First Majestic. During the year ended December 31, 2012, 250 (2011 – 7,112) shares of First Majestic were redeemed and the remaining shares of First Silver, exchangeable for 49,265 shares of First Majestic, were deemed cancelled. As a result, the remaining value of shares to be issued of $209,000 was realized as other income during the current year.

(e)	SHARES RETURNED TO TREASURY

In November 2009, the Company completed a plan of arrangement to acquire all of the issued and outstanding shares of Normabec Mining Resources Ltd. (“Normabec”). Holders of Normabec shares were entitled to receive 0.060425 First Majestic shares for each common share of Normabec within three years from the date of the acquisition. In December 2012, 4,673 First Majestic shares still were not redeemed by Normabec shareholders and were cancelled.

FINANCIAL STATEMENTS	69

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

23. EQUITY RESERVES

	Year Ended December 31,
	2012	2011
Available for sale revaluation reserve (a)
Balance at beginning of year	$1,127	$18
(Loss) gain on available for sale securities	(3,212)	1,109
Balance at end of year	(2,085)	1,127
Share-based payments reserve (b)
Balance at beginning of year	27,394	25,170
Share-based payments recognized in profit and loss and related tax benefit	9,525	7,387
Share warrants issued (Note 22(c))	646	-
Reclassed to share capital for exercise of stock options and warrants	(3,953)	(5,163)
Balance at end of year	33,612	27,394
Foreign currency translation reserve (c)
Balance at beginning of year	(677)	621
Currency translation gain (loss)	369	(1,298)
Balance at end of year	(308)	(677)
Total equity reserves per statements of financial position	$31,219	$27,844

(a)	The available for sale reserve principally records the fair value gains or losses related to available for sale financial instruments.
(b)

The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company and related tax benefits of $1,121,000 (2011 – $1,438,000).

(c)

The foreign currency translation reserve represents exchange differences arising on the translation of non-uS dollar functional currency operations within the Company into the uS dollar presentation currency.

24. FINANCIAL INSTRUMENTS

(a)	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2011.

The capital of the Company consists of equity, comprising issued capital, share capital to be issued, equity reserves and retained earnings, debt facilities, net of cash and cash equivalents as follows:

	December 31, 2012	December 31, 2011
Equity	$593,525	$350,598
Debt and prepayment facilities	50,903	784
Less: cash and cash equivalents	(111,591)	(91,184)
	$532,837	$260,198

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenant under the BAML prepayment facility agreement (see Note 19(a)).

70	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)
(b)	CATEGORIES OF FINANCIAL INSTRUMENTS

	December 31, 2012		December 31, 2011
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and receivables
Cash and cash equivalents	$111,591	$111,591	$91,184	$91,184
Trade and other receivables	22,777	22,777	15,593	15,593
Fair value through profit or loss
Marketable securities	4,816	4,816	-	-
Available for sale
Marketable securities	2,421	2,421	4,865	4,865
Total financial assets	$141,605	$141,605	$111,642	$111,642

Financial liabilities
Fair value through profit or loss
Prepayment facility	$50,403	$50,403	$-	$-
Derivative financial instruments	-	-	383	383
Other financial liabilities
Trade and other payables	37,398	37,398	22,433	22,433
Debt	500	500	784	784
Total financial liabilities	$88,301	$88,301	$23,600	$23,600

(c)	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1:	unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2:	All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3:	Inputs which have a significant effect on the fair value are not based on observable market data.

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Financial assets
Marketable securities (1)	7,237	-	-	7,237
Financial liabilities
Prepayment facility (2)	-	50,403	-	50,403

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Financial assets
Marketable securities (1)	4,865	-	-	4,865
Financial liabilities
Derivative financial instruments (1)	383	-	-	383

(1)	Derivative financial instruments and marketable securities are valued based on unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.

(2)	The prepayment facility is valued based on the market value of lead and zinc to be delivered, determined using forward price curve of the respective metals, discounted at market discount rate.

There were no transfers between levels 1, 2 and 3 during the years ended December 31, 2012 and 2011.

FINANCIAL STATEMENTS	71

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

24. FINANCIAL INSTRUMENTS (CONTINUED)

(d)	FINANCIAL RISK MANAGEMENT

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

	i)	credit risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international organizations. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $13.9 million as at December 31, 2012 (2011 - $8.7 million), of which $0.6 million (2011 - $0.6 million) have been outstanding for more than one year. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts. In addition, as part of the acquisition of Silvermex (see Note 30), the Company acquired $5.3 million in VAT receivables that were fully offset by a provision. The recoverability of these VAT receivables is pending outcome of various court trials with Mexican tax authorities.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

	ii)	liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2012, the Company has outstanding trade payables of $20.8 million (December 31, 2011 - $6.5 million) which are generally payable in 90 days or less and accrued liabilities of $16.5 million (December 31, 2011 - $15.9 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$37,398	$37,398	$-	$-	$-
Debt facilities	50,903	6,662	33,556	10,685	-
Finance lease obligations	25,465	10,233	13,514	1,718	-
Decommissioning liabilities	11,545	-	-	-	11,545
Total Obligations	$125,311	$54,293	$47,070	$12,403	$11,545

72	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)
iii)	currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the u.S. Dollar is included in the table below:

	December 31, 2012				December 31, 2011
					Effect of		Effect of
	Cash	Trade		Net assets	+/- 10%	Net assets	+/- 10%
	and cash	and other	Trade and	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	other payables	exposure	currency	exposure	currency
Canadian dollar	$6,276	$752	$(2,027)	$5,001	$500	$40,787	$4,079
Mexican peso	3,522	11,936	(22,695)	(7,237)	(724)	(7,433)	(549)
	$9,798	$12,688	$(24,722)	$(2,236)	$(224)	$33,354	$3,530

iv)	commodity price risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc, lead and iron ore, which accounts for less than 10% of the Company’s gross revenue.

The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s zinc and lead production at a fixed price over a 36 months period commencing July 2013. The Company does not use derivative instruments to hedge its commodity price risk to silver.

As at December 31, 2012, a 10% increase or decrease of metal prices at December 31, 2012 would have the following impact on net earnings:

	December 31, 2012
				Effect of
				+/- 10%
				change in
	Silver	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$706	$95	$24	$825
Prepayment facility		(2,821)	(2,725)	(5,546)
	$706	$(2,726)	$(2,701)	$(4,721)

v)	interest rate risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. As at December 31, 2012, with the exception of finance leases, which have fixed interest rates, the Company’s exposure to interest bearing liabilities is limited to its debt facilities.

Based on the Company’s interest rate exposure at December 31, 2012, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings.

FINANCIAL STATEMENTS	73

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

25. SUBSIDIARIES AND ASSOCIATES

Details of the Company’s significant subsidiaries at December 31, 2012 are as follows:

		Place of incorporation
Name of subsidiary	Principal activity	and operation	% Ownership
First Majestic Silver Corp.	Holding company and silver sales	Canada	100%
First Silver Reserve Inc.	Holding company	Canada	100%
Silvermex Resources Inc.	Holding company	Canada	100%
Silver One Mining Corp.	Holding company	Canada	100%
Corporación First Majestic, S.A. De C.V.	Holding company	Mexico	100%
First Majestic Plata, S.A. De C.V.	Silver mining company	Mexico	100%
Minera El Pilón, S.A. De C.V.	Silver mining company	Mexico	100%
Minera La Encantada, S.A. De C.V.	Silver mining company	Mexico	100%
First Majestic Del Toro, S.A. De C.V.	Silver mining company	Mexico	100%
La Guitarra Compañia Minera, S.A. De C.V.	Silver mining company	Mexico	100%
Minera Real Bonanza, S.A. De C.V.	Silver mining company	Mexico	100%
Minera La Rastra, S.A. De C.V.	Silver mining company	Mexico	100%
Minera Terra Plata, S.A. De C.V.	Silver mining company	Mexico	100%
Majestic Services, S.A. De C.V.	Service company	Mexico	100%
Servicios para La Industria Minera, S.A. De. C.V.	Service company	Mexico	100%
Servicios Minero-Metalúrgicos Industriales S.A. De C.V.	Service company	Mexico	100%
Administración y Servicios Integrales ASI, S.A. De C.V.	Service company	Mexico	100%
Mantenimiento Central Para Equipo Minero, S.A. De C.V.	Service company	Mexico	100%
0915623 B.C. Ltd.	Holding company	Canada	100%
0957445 B.C. Ltd.	Holding company	Canada	100%
FMS Investment Cooperatië UA	Investment company	Netherlands	100%
FMS Investco B.V.	Investment company	Netherlands	100%
FMS Trading AG	Silver trading company	Switzerland	100%
FMS Capital AG	Treasury company	Switzerland	100%

26. KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers was as follows:

	Year Ended December 31,
	2012	2011
Salaries, bonuses, fees and benefits
Members of the Board of Directors	$598	$347
Other members of key management	2,788	2,150
Share-based payments
Members of the Board of Directors	480	1,031
Other members of key management	4,664	1,978
	$8,530	$5,506

74	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

27. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,
	2012	2011
Net change in non-cash working capital items:
Increase in trade and other receivables	$(3,303)	$(7,794)
Increase in inventories	(5,835)	(6,010)
Increase in prepaid expenses and other	(489)	(3,637)
Decrease (increase) in net taxes receivable	9,924	(1,556)
Increase in trade and other payables	977	5,294
	$1,274	$(13,703)

Non-cash investing and financing activities:
Shares issued for acquisition of Silvermex (Note 30)	$136,317	$-
Warrants issued for acquisition of Silvermex (Note 30)	646	-
Transfer of share-based payments reserve upon exercise of options and warrants	3,953	5,163
Assets acquired by finance lease	(10,071)	(10,909)

28. VENDOR LIABILITY AND INTEREST

In May 2006, First Majestic acquired a controlling interest in First Silver for $50,776,000. The purchase price was payable to the seller (the “Seller”) in three instalments (“the Agreement”). The first instalment of $25,388,000, for 50% of the purchase price, was paid upon closing on May 30, 2006. An additional 25% instalment of $12,694,000 was paid on May 30, 2007. The final 25% instalment of $12,694,000, together with accrued interest of $872,000 was paid into a trust account of the Company and First Silver in May 2008, and a Letter of Credit deposited in court, pending the outcome of the claims.

In November 2007, an action was commenced by the Company and First Silver against the Seller who was previously a director, President & Chief Executive Officer of First Silver. The Company and First Silver alleged that, while holding the positions of director, President and Chief Executive Officer, the Seller engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in the Seller acquiring a mine which was First Silver’s right to acquire. These allegations are denied by the Seller but management believes that there are substantial grounds to this claim.

On March 14, 2008, the Seller filed a Counterclaim in the Action against the Company in which he claimed for unpaid amounts and interest arising out of the Agreement. As of July 16, 2009, the claimed unpaid amount, together with interest calculated at the contractual interest rate of 6% amounted to $14,160,000.

On July 16, 2009, an order was granted by the Court, with the consent of all parties, under which the Seller obtained a judgment in the amount of $14,160,000. The Company agreed that $13,566,000 under the Letter of Credit would be paid into the Seller’s lawyer’s trust account (the “Trust Funds”) in partial satisfaction of the judgment. The Consent order requires that the Trust Funds be held pending the outcome of the Action. In his counterclaim, the Seller is also seeking, among other things, interest at 6% compounded annually and calculated daily on the Trust Funds and reimbursements of all costs and expenses, including his legal fees, incurred by the Seller in pursuing his claims against the Company. The trial commenced in the Supreme Court of British Columbia, Vancouver, British Columbia in April 2012 and adjourned in january 2013. The trials are now over and a court ruling is expected in the second half of 2013. The Consent order does not affect the standing of the Company’s claims for relief against the Seller in the Action. The Trust Funds could potentially become accessible to the Company in the event of a favourable outcome to the litigation. However, the outcome of this litigation is not presently determinable and no amounts are recognized in the consolidated statement of financial position.

FINANCIAL STATEMENTS	75

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

29. CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company would accrue for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

During 2011, Minera el Pilón, S.A. De C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority Servicio de Administracion Tributaria (“SAT”) for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.8 million (75.7 million Mexican pesos). The tax reassessments for 2004 to 2006, totalling $2.5 million (32.3 million Mexican pesos) were pursued through tax court, pledged with certain properties of the San Martin mine as guarantees. In 2012, the Company successfully won 100% of its appeals for the 2004 and 2006 tax reassessments totalling $1.6 million (20.9 million Mexican pesos). Final resolution for the 2005 tax assessment of $0.9 million (11.4 million Mexican pesos) is expected in the first half of 2013. The Company is also currently defending the tax treatments amounting to $3.3 million (43.4 million Mexican pesos) related to the 2007 tax year regarding revenue and intercompany loan treatments via the administrative appeal process. The Company received a favourable resolution for the revenue treatment in February 2013, and SAT has cancelled $1.7 million (22.3 million Mexican pesos) of the 2007 re-assessment claim. The remaining balance of $1.6 million (21.1 million Mexican pesos) regarding the intercompany loan treatment is currently still in appeal and pending resolution through the Mexican tax courts. The Company believes it is probable that it will defend itself successfully in all claims and has not recorded a provision for any potential tax exposure relating to these assessments.

During 2010, La Guitarra Compañía Minera, S.A. De C.V. (“La Guitarra”), a newly acquired subsidiary of the Company, had a tax re-assessment from SAT for the fiscal year 2003 relating to ineligible VAT refunds and tax treatment of intercompany loans with a maximum potential exposure of $3.2 million (40.8 million Mexican pesos). The Company has posted cash as collateral (“Restricted Cash”) for a bond held with Servicio de Administracion Tributaria for $3.2 million (40.8 million Mexican pesos). During 2012, the Company received an initial judgment in favour of the Mexican tax authorities. This judgment is not considered a final legal ruling until the conclusion of the appeals mechanism. The Company has recorded a VAT payable of $3.2 million related to the tax assessment. Since the acquisition of La Guitarra in July 2012, First Majestic has filed each monthly VAT claim for the remainder of 2012, and has been pursuing a plan of filing all VAT refunds from 2007 to present day, which it believes will be completed by mid-2013. In january 2013, La Guitarra received its first VAT refund related to 2007 for $26,000 (338,000 Mexican Pesos).

30. ACQUISITION OF SILVERMEX RESOURCES INC.

On July 3, 2012, the Company completed the plan of arrangement (the “Arrangement”) previously announced on April 3, 2012 to acquire all of the issued and outstanding common shares of Silvermex Resources Inc. Shareholders of Silvermex received 0.0355 First Majestic shares and CAD$0.0001 for each share of Silvermex. Pursuant to closing of the transaction, First Majestic issued 9,451,641 common shares, 338,295 replacement warrants and $26,000 in cash for the acquisition. The total consideration was valued at $137.0 million (CAD$138.7 million) at the acquisition date. Total transaction costs for the acquisition was $2.7 million which were expensed in the current year.

The acquisition strengthens First Majestic’s position, adding the La Guitarra Silver Mine as the Company’s fourth producing asset with additional growth potential. La Guitarra will further diversify production and cash flow across the Company’s robust portfolio of producing mines and development projects in Mexico.

Total consideration for the acquisition and purchase price allocation, in accordance with IFRS 3 - Business Combinations, are estimated as follows:

Consideration:
9,451,641 First Majestic common shares	$136,317
338,295 First Majestic replacement warrants
(Note 22(c))	646
Cash paid (266.2 million Silvermex shares x
CAD$0.0001 per share)	26
Total consideration	$136,989

Allocation of purchase price
Cash and cash equivalents	$11,380
Inventories	3,145
Mining interests	118,287
Property, plant and equipment	10,827
Goodwill	24,591
Deposit on long-term assets	482
Other net working capital	(7,665)
Decommissioning liabilities	(1,954)
Deferred tax liabilities, net	(22,104)
$136,989

76	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

Goodwill of $24,591,000 was recognized as a result of the requirement under IFRS to record deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Financial and operating results of Silvermex are included in the Company’s consolidated financial statements effective July 3, 2012. During the year ended December 31, 2012, the acquisition of Silvermex contributed revenues of $5,291,000 and loss of $459,000 to the Company’s net earnings.

Had the business combination been effected at january 1, 2012, revenues of the Company would have been $252,034,000 and earnings would have been $82,684,000 for the year ended December 31, 2012. Management considers these pro forma numbers to represent an approximate measure of the performance of the consolidated entity during the year.

In determining the pro forma revenue and net earnings had Silvermex been acquired at the beginning of the current year, management has:

  Calculated depletion of mining interests acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amount recognized in the pre-acquisition financial statements;
  Capitalized certain development and exploration drilling costs in conformity with First Majestic’s accounting policies;
  Recognized the deferred income tax expense effect related to the above adjustments; and
  excluded acquisition costs of the acquiree as a one-off transaction.

31. SUBSEQUENT EVENTS

Subsequent to December 31, 2012:

a)

In December 2012, First Majestic entered into an arrangement agreement (“Orko Arrangement”) with Orko Silver Corp. (“Orko”) to acquire all of the issued and outstanding shares of Orko. on February 13, 2013, Orko declared that another company made a superior offer and, under the Orko Arrangement, First Majestic had five business days to match the superior offer. on February 19, 2013, First Majestic announced that it has elected not to match the superior offer. upon the termination of the Orko Arrangement on February 20, 2013, First Majestic received an CAD$11.6 million termination fee from Orko;

b)	1,415,000 options were granted with a weighted average exercise price of CAD$20.91 and expire in five years from the grant date;

c)	210,400 options were exercised for gross proceeds of CAD$751,000; and

d)	17,500 options were cancelled.

Pursuant to the above subsequent events, the Company has 116,967,240 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors.

32. APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements of First Majestic Silver Corp. for the year ended December 31, 2012 were approved and authorized for issue by the Board of Directors on February 21, 2013.

FINANCIAL STATEMENTS	77

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year and Fourth Quarter ended December 31, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the year ended December 31, 2012, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in united States (“uS”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. All information contained in this MD&A is current as of February 25, 2013 unless otherwise stated.

Forward-Looking Statements
Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Qualified Persons
Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the independent Qualified Person for the Company. Ramon Davila, Ing. , the Company’s Chief Operating Officer, is also a certified Qualified Person. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 Technical Reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 Technical Reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Additional information on the Company, including the Company’s Annual Information Form, is also available on SeDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

78	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

2012 HIGHLIGHTS

	Fourth Quarter	Fourth Quarter		Annual	Annual
	2012	2011	Change	2012	2011	Change
Operating
Silver Equivalent Ounces Produced	2,562,926	2,101,528	22%	9,110,452	7,562,494	20%
Silver Ounces Produced (excluding equivalent ounces from by-products)	2,311,146	1,957,657	18%	8,260,434	7,216,109	14%
Payable Silver Ounces Produced(1)	2,209,144	1,926,055	15%	7,990,492	7,094,359	13%
Total Cash Costs per Ounce(2)	$9.26	$8.01	16%	$9.08	$8.24	10%
Total Production Cost per Tonne(2)	$28.24	$27.48	3%	$28.62	$28.50	0%
Average Realized Silver Price Per Ounce ($/eq. oz.)(2)	$32.42	$31.70	2%	$31.10	$35.38	-12%
Financial
Revenues ($ millions)	$71.0	$60.8	17%	$247.2	$245.5	1%
Mine Operating Earnings ($ millions)	$39.5	$38.4	3%	$142.0	$163.3	-13%
Net Earnings ($ millions)	$22.4	$21.3	5%	$88.9	$103.6	-14%
Operating Cash Flows Before Movements in Working Capital and Income Taxes ($ millions)	$43.2	$36.9	17%	$146.8	$160.2	-8%
Cash and Cash Equivalents ($ millions)	$111.6	$91.2	22%	$111.6	$91.2	22%
Working Capital ($ millions)	$115.7	$109.7	5%	$115.7	$109.7	5%
Shareholders
Earnings Per Share (“EPS”) - Basic	$0.19	$0.20	-5%	$0.80	$1.00	-20%
Cash Flow Per Share(2)	$0.37	$0.35	6%	$1.35	$1.56	-14%
Weighted Average Shares Outstanding for the Periods	116,442,639	105,203,712	11%	110,775,284	103,276,935	7%

(1)	Payable Silver ounces Produced is equivalent to Silver ounces Produced less metal deductions from smelters and refineries.

(2)

The Company reports non-GAAP measures which include Total Cash Costs per ounce, Total Production Cost per Tonne, Average Realized Silver Price per ounce and Cash Flow Per Share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See Reconciliation to IFRS on pages 95 to 98.

Record Production
The Company achieved another quarter of record production, producing 2,311,146 ounces of silver and 2,562,926 of silver equivalent ounces, compared to 1,957,657 ounces of silver and 2,101,528 of silver equivalent ounces in the fourth quarter of 2011, increases of 18% and 22%, respectively.

Annual production in 2012 also reached a record of 8,260,434 ounces of silver and 9,110,452 of silver equivalent ounces, compared to 7,216,109 ounces of silver and 7,562,494 silver equivalent ounces produced in 2011, increases of 14% and 20%, respectively.

The record production was attributed to the successful completion of the La Parrilla mine’s 2,000 tonnes per day (“tpd”) plant expansion, which was commissioned in March 2012 as well as the acquisition of Silvermex Resources Inc. (“Silvermex”) in July 2012, which added the La Guitarra Silver Mine as the Company’s fourth operating mine.

With 91% of the Company’s 2012 revenues resulting from the sale of pure silver, First Majestic remains as one of the purest silver producers relative to any of its peers.

Revenues
With the record production, the Company generated revenues of $71.0 million in the fourth quarter of 2012, an increase of $10.2 million or 17% compared to $60.8 million in the fourth quarter of 2011. The increase in revenue was consistent with the 22% increase in production and a 2% increase in average realized silver price per ounce compared to the fourth quarter of 2011.

Revenues for the year ended December 31, 2012 were $247.2 million, an increase of $1.7 million compared to $245.5 million in 2011, despite a 12% decrease in average realized silver price per ounce compared to 2011. Higher revenues were partially offset by higher metal deductions and increased smelting and refining charges related to an increase in concentrate production from La Parrilla’s flotation plant expansion and the acquisition of La Guitarra which currently also produces concentrate.

MANAGEMENT’S DISCUSSION AND ANALYSIS	79

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

2012 HIGHLIGHTS (CONTINUED)

Mine Operating Earnings
For the quarter ended December 31, 2012, mine operating earnings were $39.5 million, an increase of $1.1 million or 3% compared to $38.4 million in the fourth quarter of 2011. The increase was attributed to a 22% increase in production, as average realized silver price per ounce remained relatively unchanged, partially offset by 16% increase in cash cost per ounce, compared to the fourth quarter of 2011.

For the year ended December 31, 2012, the Company recognized mine operating earnings of $142.0 million, a decrease of 13% compared to $163.3 million in 2011. The decrease in mine operating earnings was primarily attributed to a 12% decline in average realized silver price per ounce during the year, as the increase in cost of sales was consistent with the increase in production. In addition, depletion, depreciation and amortization expense increased by $10.0 million compared to 2011 due to a 25% increase in tonnage milled and additional depreciation and amortization from the La Parrilla plant expansion and the addition of the La Guitarra mine.

Net Earnings
Net earnings after taxes for the fourth quarter and year ended December 31, 2012 were $22.4 million and $88.9 million respectively, compared to $21.3 million and $103.6 million in the comparative periods of 2011, respectively. The change in net earnings was mainly attributed to change in mine operating earnings.

Earnings per share (“EPS”) for the three months ended December 31, 2012 was $0.19, a decrease of 5% compared to $0.20 in the fourth quarter of 2011, primarily due to an 11% increase in weighted average shares outstanding during the period. ePS for the year ended December 31, 2012 was $0.80, a decrease of 20% compared to $1.00 in the prior year primarily attributable to the 12% decrease in average realized silver price per ounce in 2012 and 7% increase in weighted average shares outstanding.

Adjusted EPS (see “non-GAAP measures”), normalized for non-cash or non-recurring items, for the quarter and year ended December 31, 2012 were $0.26 and $1.05, respectively.

Cash Flows from Operations
Cash flows from operations in the fourth quarter of 2012 increased 17% to $43.2 million ($0.37 per share), compared to $36.9 million ($0.35 per share) in the fourth quarter of 2011, primarily attributed to increase in mine operating earnings, related to an increase in production.

Cash flows from operations for the year decreased 8% from $160.2 million ($1.56 per share) in 2011 to $146.8 million ($1.35 per share) in 2012. The decrease in cash flow is consistent with decrease in mine operating earnings, which were affected by a decline in silver prices compared to 2011.

During 2012, the Company continued to pursue an aggressive growth plan by re-investing more than $175.1 million in the form of new investments in development and exploration of its mineral properties, the construction of new processing plants, and acquisitions of new mining equipment.

Cash Cost per Ounce
Cash cost per ounce for the fourth quarter of 2012 was $9.26, an increase of 16% compared to $8.01 in the fourth quarter of 2011. Cash cost per ounce for the full year was $9.08, an increase of 10% compared to $8.24 in 2011.

Cash cost per ounce of $9.26 for the fourth quarter consists of production costs of $8.97, transportation and refining costs of $0.44, smelting and refining costs of $2.79, royalty cost (La Parrilla’s Quebradillas mine) of $0.06 per ounce, offset by by-product credits of $3.00. Cash cost per ounce for the year consists of production cost of $9.08 per ounce, transportation cost and refining costs of $0.48 per ounce, smelting and refining costs of $2.23, royalty cost of $0.08 per ounce, offset by by-product credits of $2.79 per ounce. Production costs per ounce increased $0.91 per ounce for the fourth quarter of 2012 compared to 2011, and $0.94 per ounce year over year. Production costs increased due to increases in the cost of consumables. Cyanide and diesel costs increased 17% and 9% quarter over quarter, and 15% and 10% year over year. These were mostly offset by increase in by-product credits, which increased by $1.12 for the fourth quarter of 2012 compared to 2011, and $1.35 year over year.

The increase in cash cost per ounce was primarily attributed to increase in concentrate production from the new La Guitarra mine and expansion of the La Parrilla flotation circuit, which have higher smelting and refining charges and added $1.35 per ounce to smelting and refining costs per ounce, representing a 17% increase to consolidated cash cost per ounce for the full year. Cash cost per ounce was also marginally impacted by higher cash cost per ounce at the newly acquired La Guitarra mine, which had a cash cost per ounce of $18.45 during the fourth quarter compared to average cash cost per ounce of $8.69 for the Company’s other three operating mines. The Company continues to focus on improving operating efficiencies and cost reduction at La Guitarra.

80	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

Cash and Working Capital
At December 31, 2012 the Company had cash and cash equivalents of $111.6 million, an increase of $20.4 million or 22% compared to $91.2 million as at December 31, 2011. Working capital also increased by $6.0 million to $115.7 million at December 31, 2012.

Acquisition of Silvermex Resources Inc.
On July 3, 2012, First Majestic completed the acquisition of Silvermex Resources Inc. (see “Acquisition of Silvermex Resources Inc.”) and the La Guitarra Silver Mine, located in the State of Mexico, which has now become First Majestic’s fourth operating mine. The mine is 100% owned by the Company.

Since taking over operations of the mine, management has implemented various operational efficiency measures which have resulted in significant cost savings at the mine. La Guitarra’s production in the fourth quarter was 246,319 ounces of silver equivalents, an increase of 14% compared to the second quarter of 2012, the final quarter before First Majestic assumed operations. Production costs in the second half of 2012 have also been reduced to $66.84 per tonne, compared to $128.00 per tonne in the second quarter of 2012.

The acquisition of Silvermex resulted in a 9% dilution to the Company’s common shares outstanding at the time of the acquisition. Management believes that the dilutive effect is only short-term, as the acquisition will over time become accretive to the Company as additional expansions of the La Guitarra mine occur, beginning in early 2013.

La Parrilla Plant Expansion
In the first quarter of 2012, the Company completed the expansion of the new parallel 1,000 tpd flotation and 1,000 tpd cyanidation circuits (2,000 tpd combined). The new circuits became fully operational on March 1, 2012 and achieved full capacity by the second quarter of 2012. At the newly designed run rate of 2,000 tpd, La Parrilla produced approximately 3.5 million ounces of silver equivalents in 2012, compared to annual production of 1.8 million ounces of silver equivalents prior to the expansion.

Del Toro Mine Construction
The Phase 1 construction of the Del Toro Silver Mine for the 1,000 tpd flotation plant was completed and inaugurated in a special ceremony on january 23, 2013. The first delivery of concentrates shipped to the smelter is expected during February 2013.

Further underground development in the first half of 2013 will be focused on preparing the mines for Phase 2 of production, which will include the addition of a 1,000 tpd cyanidation circuit. Phase 2 start-up is expected by July 1, 2013, at which time, the mill is expected to start ramping up to a combined throughput rate of 2,000 tpd (1,000 tpd flotation and 1,000 tpd cyanidation). The Company also remains on schedule for the third and final phase of production (2,000 tpd flotation and 2,000 tpd cyanidation) by the third quarter of 2014, at which time Del Toro is expected to become the Company’s largest producing operation, projected to produce at an annualized rate of approximately six million ounces of silver per year, with significant amounts of lead and zinc.

MANAGEMENT’S DISCUSSION AND ANALYSIS	81

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

2013 PRODUCTION OUTLOOK

This section of the MD&A provides management’s production forecasts for 2013. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with relying on forward-looking statements as stated at the beginning of this MD&A.

Production in 2013 is expected to increase from 2012 levels with the following upcoming developments:

  At Del Toro, production from the 1,000 tpd flotation circuit commenced in january 2013 and construction of the 1,000 tpd cyanidation circuit expected to commence production in the third quarter of 2013.
  At La Guitarra, a new ball mill and flotation cells will increase capacity from 350 tpd to 500 tpd during March 2013.
  At San Martin, the cyanidation plant is being expanded which will increase capacity from 950 tpd to 1,300 tpd in the second quarter of 2013.

estimated production range on a mine-by-mine basis for 2013, associated expected operating costs and price assumptions are included in the following table. These figures are based on existing installed capacity at the Company’s five operating mines along with the planned expansions: the addition of the 1,000 tpd cyanidation circuit at the Del Toro mine for the second half of 2013 and the expansion of La Guitarra from 350 tpd to 500 tpd by March 2013. Actual results may vary based on production throughputs, grades, recoveries, changes in economic conditions and operating circumstances.

Anticipated Operating
Parameters	La Encantada	La Parrilla	San Martin	La Guitarra	Del Toro	Total
Total tonnes processed (‘000s)	1,366 - 1,442	624 - 658	361 - 381	142 - 150	447 - 472	2,941 - 3,104
Operating days	330	330	330	330	330

Silver ounces from production
(‘000s)	4,084 - 4,311	2,735 - 2,887	1,375 - 1,451	857 - 904	2,052 - 2,166	11,102 - 11,719
Gold ounces from production	-	126 - 133	1,479 - 1,562	4,672 - 4,932	580 - 612	6,857, - 7,239
Pounds of lead from production (‘000s)	-	12,136 - 12,810	-	-	5,630 - 5,942	17,766 - 18,752
Pounds of zinc from production (‘000s)	-	9,307 - 9,825	-	-	9,280 - 9,795	18,587 - 19,620
Silver equivalent ounces from
production (‘000s)	4,084 - 4,311	3,267 - 3,452	1,453 - 1,534	1,053 - 1,111	2,443 - 2,578	12,300 - 12,986

Average silver grade (g/t)	177	174	148	220	177	175
Average recoveries (%)	53%	78%	80%	85%	81%	67%

Cash cost per ounce	$8.94 - $9.41	$8.06 - $8.68	$9.17 - $9.63	$9.87 - $11.35	$7.02 - $7.52	$8.56 - $9.15
Production cost per ounce	$8.28 - $8.73	$10.08 - $10.64	$12.08 - $12.63	$13.09 - $14.58	$8.91 - $9.40	$9.47 - $10.04
Production cost per tonne	$24.62 - $25.98	$42.79 - $45.16	$45.87 - $48.42	$59.02 - $65.76	$39.40 - $41.59	$34.99 - $37.11

Anticipated cash flow from operations, before changes in working capital, finance costs and income taxes: ($ millions)						$214.9 - $233.9

Metal average price assumptions for calculating equivalents:
         Silver $32.00/oz, Gold $1,700/oz, Lead $0.90/lb, Zinc $0.85/lb

82	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

REVIEW OF OPERATING RESULTS

SELECTED PRODUCTION RESULTS ON A MINE-BY-MINE BASIS FOR THE PAST EIGHT QUARTERS

	2012				2011
Production Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore processed/tonnes milled
La Encantada	407,221	388,462	382,172	337,940	369,310	366,308	333,710	314,712
La Parrilla	186,434	175,630	169,786	147,938	121,109	89,972	77,363	74,503
San Martin	77,803	72,257	63,841	72,305	74,584	73,879	71,004	67,291
La Guitarra(1)	30,160	30,339	-	-	-	-	-	-
Consolidated	701,618	666,688	615,799	558,183	565,003	530,159	482,077	456,506
Silver ounces produced
La Encantada	1,099,154	1,068,863	1,022,094	846,391	1,076,096	1,020,467	1,133,654	1,136,419
La Parrilla	758,692	708,021	690,954	719,143	628,836	449,771	395,716	319,405
San Martin	253,212	238,514	204,200	261,269	252,725	238,627	251,009	313,384
La Guitarra(1)	200,088	189,839	-	-	-	-	-	-
Consolidated	2,311,146	2,205,237	1,917,248	1,826,803	1,957,657	1,708,865	1,780,379	1,769,208
Silver equivalent ounces produced
La Encantada	1,117,254	1,090,966	1,041,292	861,506	1,092,189	1,029,336	1,139,336	1,138,624
La Parrilla	931,718	851,628	843,307	860,739	738,919	511,301	443,304	363,648
San Martin	267,635	257,688	217,623	284,974	270,420	251,133	261,190	323,094
La Guitarra(1)	246,319	237,803	-	-	-	-	-	-
Consolidated	2,562,926	2,438,085	2,102,222	2,007,219	2,101,528	1,791,770	1,843,830	1,825,366
Cash cost per ounce
La Encantada	$7.87	$8.19	$8.35	$9.69	$7.49	$8.04	$7.61	$7.17
La Parrilla	$8.48	$8.58	$8.35	$8.14	$8.22	$7.90	$8.84	$10.66
San Martin	$12.88	$12.96	$12.75	$8.67	$9.70	$10.74	$10.72	$9.85
La Guitarra(1)	$18.45	$13.62	$-	$-	$-	$-	$-	$-
Consolidated	$9.26	$9.19	$8.83	$8.96	$8.01	$8.39	$8.32	$8.26
Production cost per tonne
La Encantada	$20.06	$21.52	$21.30	$23.27	$20.78	$21.46	$24.09	$23.80
La Parrilla	$32.39	$36.32	$33.46	$38.87	$42.46	$41.32	$45.88	$42.60
San Martin	$45.46	$45.94	$43.66	$38.64	$38.64	$37.20	$40.67	$45.34
La Guitarra(1)	$68.59	$65.09	$-	$-	$-	$-	$-	$-
Consolidated	$28.24	$30.05	$26.97	$29.24	$27.47	$26.86	$30.03	$30.04

(1)	The above table only includes La Guitarra’s operating results since the mine was acquired by the Company on July 3, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS	83

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

REVIEW OF OPERATING RESULTS (CONTINUED)

CONSOLIDATED PRODUCTION RESULTS FOR THE QUARTR AND YEAR ENDED DECEMBER 31, 2012 AND 2011

Quarter Ended December 31			Year Ended December 31,
		CONSOLIDATED FIRST MAJESTIC
2012	2011	RESULTS	2012	2011
701,618	565,003	Ore processed/tonnes milled (3)(4)	2,542,288	2,033,745
176	201	Average silver grade (g/t)	171	199
58%	54%	Recovery (%)	59%	55%
2,311,146	1,957,657	Total silver ounces produced	8,260,434	7,216,109
-	-	Pre-commercial silver ounces produced (3)(4)	28,639	34,316
2,311,146	1,957,657	Commercial silver ounces produced	8,231,795	7,181,793
2,209,144	1,926,055	Payable silver ounces produced (1)	7,990,492	7,094,359
1,540	440	Gold ounces produced	4,221	1,537
3,751,074	3,416,908	Pounds of lead produced	13,240,889	7,888,943
1,363,330	152,664	Pounds of zinc produced	4,952,899	178,767
4,432	4,695	Tonnes of iron ore produced	18,329	9,907
2,562,926	2,101,528	Total production - ounces silver equivalent	9,110,452	7,562,494
$9.26	$8.01	Total cash cost per ounce (1)(3)(4)	$9.08	$8.24
$8.97	$8.06	Total production cost per ounce (1)(2)(3)(4)	$9.08	$8.14
$28.24	$27.48	Total production cost per tonne (1)(2)(3)(4)	$28.62	$28.50
14,802	11,978	Underground development (m)	57,267	37,312
25,940	19,916	Diamond drilling (m)	135,769	56,713

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 95 and 96.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

At September 30, 2011, the La Parrilla mill expansion project had not been commissioned, therefore the net margin of $1.1 million (Net Revenue of $1.4 million less Cost of Sales of $0.3 million) in connection with the sale of concentrates containing 34,316 silver ounces during the pre-operating period was recorded as a reduction of construction in progress during the quarter ended September 30, 2011. The table above includes the production from the mill expansion, however, average silver grade, recovery, total cash costs per ounce, total production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 5,952 tonnes of ore processed and 34,316 silver ounces during the quarter ended September 30, 2011.

(4)

The cyanidation circuit for the La Parrilla mill expansion project was commissioned effective March 1, 2012. During the quarter ended March 31, 2012, the net margin of $0.6 million (Net Revenue of $1.0 million less Costs of Sales of $0.4 million) in connection with the sale of 30,456 ounces of silver equivalent during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the cyanidation circuit expansion, however, average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 9,118 tonnes of ore processed and 30,456 ounces of silver equivalent during the quarter ended March 31, 2012.

PRODUCTION
Total production for the fourth quarter of 2012 was 2,562,926 ounces of silver equivalents consisting of 2,311,146 ounces of silver, 1,540 ounces of gold, 3,751,074 pounds of lead, 1,363,330 pounds of zinc and 4,432 tonnes of iron ore. Silver equivalent production increased by 22% compared to the 2,101,528 ounces of silver equivalents produced in the fourth quarter of 2011, which consisted of 1,957,657 ounces of silver, 440 ounces of gold, 3,416,908 pounds of lead, 152,664 pounds of zinc and 4,695 tonnes of iron ore. Compared to the third quarter of 2012, production increased by 5% from 2,438,085 ounces of silver equivalents, which consisted of 2,205,237 ounces of silver, 3,307,944 pounds of lead, 1,537 ounces of gold, 844,953 pounds of zinc and 4,673 tonnes of iron ore. The increase in production in the fourth quarter was primarily due to increased production of 80,090 silver equivalent ounces from the La Parrilla mine compared to the third quarter of 2012.

During the year, a number of minor final assay differences were detected related to La Parrilla concentrates deliveries (see La Parrilla below). The net impact of aggregating all the assay shortfalls during the year was to reduce final payment by approximately 129,000 ounces of silver and to reduce total revenues by an estimated $3.9 million.

CASH COST PER OUNCE
Total cash costs per ounce (including smelting, refining, transportation and other selling costs, and by-product credits), which is a non-GAAP measure and a standard of the Silver Institute, for the fourth quarter of 2012 was $9.26 per ounce of payable silver compared to $8.01 in the fourth quarter of 2011.

84	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

Cash cost per ounce for the fourth quarter consists of production costs of $8.97 per ounce, transportation, smelting and refining costs of $3.23 per ounce, royalty cost (La Parrilla’s Quebradillas mine) of $0.06 per ounce, net of by-product credits of $3.00. Production costs per ounce increased $0.91 per ounce compared to the fourth quarter of 2011, primarily due to higher production costs at the La Guitarra mine. Transportation, smelting and refining costs increased by $1.40 per ounce on average in the fourth quarter of 2012 compared to the fourth quarter of 2011, due to an increase in shipments of concentrates from the La Guitarra mine to La Parrilla for doré production and the increased concentrate production from the new La Parrilla flotation circuit. Smelting and refining costs per ounce for the La Guitarra mine was $14.01 per ounce during the quarter, significantly higher than the average of the Company’s other three operating mines, as its silver/gold concentrates are being treated at the La Parrilla cyanidation plant requiring additional shipping costs and a higher amount of cyanide consumption during the leaching process. Management is currently looking into alternatives to reduce processing costs of these concentrates. on the contrary, by-product credits have increased by $1.12 per ounce compared to the fourth quarter of 2011 due to higher gold production from the La Guitarra mine and increased lead and zinc production from the new La Parrilla flotation plant.

Cash cost per ounce was also marginally impacted by higher cash cost per ounce at the newly acquired La Guitarra mine, which had a cash cost per ounce of $18.45 during the fourth quarter compared to average cash cost per ounce of $8.69 for the Company’s other three operating mines. The Company continues to focus on improving operating efficiencies and cost reduction at La Guitarra.

HEAD GRADES AND RECOVERIES
The overall average head grade for the fourth quarter of 2012 was 176 grams per tonne (“g/t”), a 5% increase compared to 167 g/t in the third quarter. The increase was primarily attributed to an 8% higher average silver grades at La Encantada attributed to more fresh ore mill feed compared to tailings and a 5% higher average silver grades at La Guitarra.

Combined recoveries for all mines in the fourth quarter were 58% compared to 54% in the fourth quarter of 2011 and 62% in the third quarter of 2012. Copper content in one of the areas of the tailings being processed at La Encantada interfered with silver recoveries during the quarter.

DEVELOPMENT AND EXPLORATION
The underground development in all of the Company’s operations and projects continued aggressively with the objective of preparing the different areas within the mines for future expanded production. A total of 14,802 metres of underground development were completed in the fourth quarter of 2012 compared to 14,595 metres completed in the third quarter of 2012 and 11,978 metres in the fourth quarter of 2011. In 2012, a total of 57,267 metres of underground development were completed compared to 37,312 metres in 2011. Total development in the fourth quarter increased 24% compared to the same quarter of the prior year in order to maintain the pace for increased fresh ore production rates at La Encantada, expanded production at La Parrilla and La Guitarra and preparation at the Del Toro mine for future production which commenced january 2013.

Diamond drilling programs are progressing aggressively on a company-wide basis. During the fourth quarter of 2012, 25,940 metres over 168 holes consisting primarily of definition drilling and surface exploration drilling, representing a 42% decrease from the 44,670 metres drilled in the third quarter of 2012 due to the completion of the 2012 drilling program. A total of 135,769 metres of diamond drilling were completed in 2012, an increase of 139% compared to 56,713 metres in 2011. A significant project is underway at Del Toro to define the ore bodies at the San juan and Perseverancia mines to support production planning. In addition, new exploration areas are being evaluated to continue to extend the life of the Del Toro mine. Currently, the Company has a total of 9 diamond drill rigs operating on its properties down from a peak of 17 rigs in the third quarter of 2012.

During the fourth quarter of 2012, the Company spent $41.5 million on its mineral properties and a further $28.1 million on plant and equipment. This compares to $14.1 million invested in mineral properties and $21.0 million in plant and equipment in the fourth quarter of 2011. The increase in capital expenditures was primarily attributed to the underground development at Del Toro and equipment purchased to prepare for the startup of the new Del Toro mine. The Company is also aggressively increasing its exploration and development programs to prepare for additional mill expansions at the San Martin and La Guitarra mines and to drive further resource upgrades.

MANAGEMENT’S DISCUSSION AND ANALYSIS	85

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

REVIEW OF OPERATING RESULTS (CONTINUED)

LA ENCANTADA SILVER MINE, COAHUILA, MEXICO
Production Results for the Quarter and Year ended December 31, 2012 and 2011

Quarter Ended December 31			Year Ended December 31,
		LA ENCANTADA
2012	2011	RESULTS	2012	2011
407,221	369,310	Ore processed/tonnes milled	1,515,795	1,384,040
184	214	Average silver grade (g/t)	176	210
46%	42%	Recovery (%)	47%	47%
1,099,154	1,076,096	Total silver ounces produced	4,036,502	4,366,636
1,093,659	1,070,717	Payable silver ounces produced (1)	4,016,320	4,344,803
70	25	Gold ounces produced	238	96
4,432	4,695	Tonnes of iron ore produced	18,329	9,907
1,117,254	1,092,189	Total production - ounces silver equivalent	4,111,018	4,399,485
$7.87	$7.49	Total cash cost per ounce (1)	$8.46	$7.57
$7.47	$7.16	Total production cost per ounce (1)(2)	$8.11	$7.15
$20.06	$20.79	Total production cost per tonne (1)(2)	$21.46	$22.44
3,554	3,760	Underground development (m)	14,338	12,126
3,186	2,922	Diamond drilling (m)	19,390	11,837

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 95 and 96.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The La Encantada Silver Mine is a producing underground mine located in the northern Mexico State of Coahuila, 708 kilometres north east of Torreon, and is accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant, a 1,000 tpd flotation plant (currently in care-and-maintenance except for the crushing, grinding and thickener areas), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 kilometres away via mostly-paved road. The Company owns 100% of the La Encantada Silver Mine.

The new cyanidation plant was constructed in 2009 and was commissioned in 2010 at 3,500 tpd. Since then, adjustments made to the tailings screening intake systems and to the tailings filter presses resulted in the plant being upgraded to 4,000 tpd. The plant consistently surpasses this level and, in the fourth quarter of 2012, the processing averaged 4,576 tpd of blended ore throughput. There are currently three operating ball mills at La Encantada, two processing fresh mine ore at an average rate of approximately 1,625 tpd and the third ball mill processing tailings. The average throughput for 2012 was 4,406 tpd.

A total of 1,117,254 equivalent ounces of silver were produced by the La Encantada plant during the fourth quarter of 2012, which was an increase of 2% compared with the 1,090,966 equivalent ounces of silver produced in the third quarter, primarily attributable to more tonnes milled and higher blended grades, and an increase of 2% compared to the 1,092,189 equivalent ounces of silver produced in the fourth quarter of 2011.

86	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

Tonnes milled in the fourth quarter increased 5% to 407,221 tonnes processed compared to 388,462 tonnes processed in the third quarter of 2012 and increased 10% compared to the 369,310 tonnes processed in the fourth quarter of 2011. The average head grade increased 8% to 184 g/t compared to 171 g/t in the third quarter of 2012 and decreased 14% compared to 214 g/t in the fourth quarter of 2011, summarized as follows:

	Q4 2012	Q3 2012	Change	Q4 2011	Change
Tonnes Milled
Fresh ore	144,674	138,261	5%	102,874	41%
Tailings	262,547	250,201	5%	266,435	-1%
Total	407,221	388,462	5%	369,309	10%
% Tonnes Milled
Fresh ore	36%	36%	0%	28%	28%
Tailings	64%	64%	0%	72%	-11%
Grades
Fresh ore	265	263	1%	250	6%
Tailings	139	121	15%	199	-30%
Average	184	172	7%	213	-14%

Since installing the third ball mill at La Encantada in mid-April, the capacity of fresh ore was increased from approximately 1,250 tpd to 1,800 tpd, with average throughput of approximately 1,625 tpd during the fourth quarter of 2012. The objective was to obtain a better mixture of fresh ore and tailings. Improvements were realized in the second and third quarters where recoveries improved to 50%. In the fourth quarter, the presence of copper increased which negatively impacted silver recoveries. Changes in the blend were made late in the quarter which returned recoveries to normal historic levels.

Continuing with the underground mine development program from 2011 to increase the production of fresh ore, a total of 3,554 metres were developed in the fourth quarter of 2012 compared to 3,328 metres in the third quarter of 2012 and 3,760 metres of development completed in the fourth quarter of 2011. During 2012, a total of 14,338 metres were developed, an increase of 18% compared to 12,126 metres developed in 2011. underground development is currently focused on areas within the mine which contain lower levels of manganese to assist in higher recovery rates. The primary areas of focus have been the San Francisco vein and the Milagros Breccia pipe and the new 990 chimney.

Due to the extensive underground exploration program underway, a new breccia pipe adjacent to the chimney at level 990 was discovered showing grades in the range of 400 g/t to 500 g/t. This new discovery is currently being developed and was brought into production late in the fourth quarter and exploration is continuing in this area. Two diamond drill rigs are active underground at La Encantada, with the objective of defining additional Reserves and Resources. A new NI 43-101 Technical Report is expected to be released before the end of 2013.

A total of 3,186 metres of diamond drilling were completed in the fourth quarter of 2012 compared to 4,715 metres in the third quarter of 2012. During 2012, a total of 19,390 metres of diamond drilling were completed compared to 11,837 metres of diamond drilling completed in 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS	87

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

REVIEW OF OPERATING RESULTS (CONTINUED)

LA PARRILLA SILVER MINE, DURANGO, MEXICO
Production Results for the Quarter and Year ended December 31, 2012 and 2011

Quarter Ended December 31			Year Ended December 31,
		La Parrilla
2012	2011	RESULTS	2012	2011
186,434	121,109	Ore processed/tonnes milled (3)(4)	679,788	362,947
166	203	Average silver grade (g/t)	170	200
76%	80%	Recovery (%)	78%	77%
758,692	628,836	Total silver ounces produced	2,876,810	1,793,728
-	-	Pre-commercial silver ounces produced (3)(4)	28,639	34,316
758,692	628,836	Commercial silver ounces produced	2,848,171	1,759,412
733,595	603,878	Payable silver ounces produced (1)	2,749,795	1,699,090
318	79	Gold ounces produced	923	344
3,751,074	3,416,908	Pounds of lead produced	13,240,889	7,888,943
1,363,330	-	Pounds of zinc produced	4,952,899	178,767
931,718	738,919	Total production - ounces silver equivalent	3,487,392	2,057,172
$8.48	$8.22	Total cash cost per ounce (1)(3)(4)	$8.38	$8.72
$8.24	$8.24	Total production cost per ounce (1)(2)(3)(4)	$8.54	$8.92
$32.39	$41.03	Total production cost per tonne (1)(2)(3)(4)	$35.03	$42.48
5,198	3,793	Underground development (m)	20,606	13,242
4,618	4,648	Diamond drilling (m)	26,204	14,447

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 95 and 96.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

At September 30, 2011, the La Parrilla mill expansion project had not been commissioned, therefore the net margin of $1.1 million (Net Revenue of $1.4 million less Cost of Sales of $0.3 million) in connection with the sale of concentrates containing 34,316 silver ounces during the pre-operating period was recorded as a reduction of construction in progress during the quarter ended September 30, 2011. The table above includes the production from the mill expansion, however, average silver grade, recovery, total cash costs per ounce, total production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 5,952 tonnes of ore processed and 34,316 silver ounces during the quarter ended September 30, 2011.

(4)

The cyanidation circuit for the La Parrilla mill expansion project was commissioned effective March 1, 2012. During the quarter ended March 31, 2012, the net margin of $0.6 million (Net Revenue of $1.0 million less Costs of Sales of $0.4 million) in connection with the sale of 30,456 ounces of silver equivalent during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the cyanidation circuit expansion, however, average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 9,118 tonnes of ore processed and 30,456 ounces of silver equivalent during the quarter ended March 31, 2012.

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, Mexico, is a complex of producing underground operations consisting of the Rosario s / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel road-ways. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a new 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, buildings, offices and associated infrastructure. The cyanidation circuit was commissioned effective March 1, 2012, and the plant, including flotation and cyanidation circuits, was operating at a combined average throughput of 2,119 tpd in the fourth quarter and consistent with 2,116 tpd in the third quarter of 2012.

The new tailings filters were fully operational in the third quarter of 2012 allowing the mill to operate with approximately 80% of its water consumption coming from recycled water. Recycling mill waste water is not only cost efficient and environmentally friendly, it also reduces the operational risk in case local water supplies are threatened by natural disruptions such as severe droughts. La Parrilla is now the second operation under control of First Majestic that utilizes this new environmentally friendly tailings filtration technology.

During a ceremony held on July 28, 2012, the Governor of the State of Durango, jorge Herrera Caldera, inaugurated the

88	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

new Central Laboratory at La Parrilla. This laboratory is in the ISo certification process and will provide centralized services, including certified assays and metallurgical studies, to all the mines and projects of the consolidated First Majestic group of companies. At the same time, the Governor acted as witness in a public ceremony culminating with the Company signing an agreement with the La Parrilla community as part of our sustainable development program in which First Majestic has contributed with the paving of streets, supply of potable water, garbage collection and several other public works.

Total production at the La Parrilla Silver Mine was 931,718 equivalent ounces of silver in the fourth quarter of 2012, which was an increase of 9% compared to the third quarter of 2012, and an increase of 26% compared to the fourth quarter of 2011. The composition of the silver equivalent production in the fourth quarter of 2012 consisted of 758,692 ounces of silver, 318 ounces of gold, 3,751,074 pounds of lead and 1,363,330 pounds of zinc. This compares with a composition of 708,021 ounces of silver, 245 ounces of gold, 3,307,944 pounds of lead and 844,953 pounds of zinc produced in the third quarter of 2012, and 628,836 ounces of silver, 79 ounces of gold and 3,416,908 pounds of lead in the fourth quarter of 2011.

During the year, a number of small final assay differences were detected beginning in April and continuing through November 2012. Due to the length of time required to receive final assays and to completely investigate the source of the differences, these minor differences continued between April and August before the Company was able to launch a formal investigation in September and to make changes to limit further losses. upon conclusion of the investigation, a police report was filed regarding thefts from the deliveries in September, october and November, and it was concluded that concentrates were being stolen from shipments in transit and replaced with inert material. In total, losses on final assaying and concentrate in transit thefts amounted to approximately 129,000 ounces during the year. The thefts that were proven between September to November amounted to 47,346 silver ounces, for which an insurance claim has been submitted but not yet assessed. The net impact of all assay shortfalls during the year reduced total revenues by an estimated $3.9 million, of which $1.4 million may be mitigated with an insurance claim currently in progress. Going forward, the Company has made a number of changes to prevent any further losses, beginning with a change of transportation companies to an armoured car service with GPS tracking of trucks, convoying of trucks, immediate assaying performed through the Company’s new central La Parrilla laboratory, and finally with changing of independent representatives at the broker’s Manzanillo warehouse. The Company is confident that these changes should lead to a rapid reduction or elimination of further losses on final assays or thefts of La Parrilla concentrates.

In the fourth quarter of 2012, a total of 186,434 tonnes of ore were processed at La Parrilla, representing an increase of 6% when compared with the 175,630 tonnes processed in the third quarter of 2012, and an increase of 54% when compared with the 121,109 tonnes processed in the fourth quarter of 2011. During the quarter, 61,910 tonnes of oxide ore with an average grade of 133 g/t were extracted from the open pit area at the Quebradillas mine compared to 66,344 tonnes of oxide ore with an average grade of 146 g/t in the third quarter of 2012. Recovery levels of silver in the fourth quarter were 76% compared to 77% in the third quarter of 2012 and 80% in the fourth quarter of 2011. Silver recoveries for flotation were 86% compared to 83% in the previous quarter, the increase was due to an adjustment done in the flotation area to improve the quality of the lead concentrates. Silver recoveries for cyanidation were 66% compared to 69% in the previous quarter. Recoveries were negatively affected by ore extracted from an area of the open pit which had a high content of silica.

A total of 5,198 metres of underground development were completed in the fourth quarter of 2012, compared to 5,122 metres in the third quarter of 2012. In 2012, a total of 20,606 metres were developed, an increase of 56% compared to 13,242 metres in 2011. As part of the current expansion plans, the Company has under construction or in progress: an extensive underground development program; a new San josé production shaft in the Rosa-Rosario s area; a new ramp system; and an underground electric rail system. For the production shaft, a raise-boring machine has completed a 480 metres pilot hole, and 270 metres of raise-boring to a 2.4 metres diameter. Slashing of the 5.5 x 2.4 metres production shaft will commence in the first quarter of 2013 and the shaft is expected to be completed by the second quarter of 2014 with production expected to commence in the third quarter of 2014. In addition to the new shaft, construction of the electric rail system is progressing. To date, 550 metres of development at Level 11 which will become the new haulage level connecting the different underground areas to the shaft was completed during the year. This investment is expected to improve logistics and transportation of ore to the mill, ultimately reducing overall costs.

A total of 4,618 metres of diamond drilling were completed in the fourth quarter of 2012 compared to 9,201 metres of diamond drilling in the third quarter and 4,648 metres in the fourth quarter of 2011. A total of 26,204 metres of diamond drilling were completed during the year, an increase of 81% compared to 14,447 metres completed in 2011. Currently, there are two diamond drill rigs operating at La Parrilla. The focus of the exploration program in 2013 will be the Rosario s, Quebradillas, Vacas, San Marcos, and La Blanca mines and the Cerro Santiago, Viboras, San Nicolas, Sacramento areas plus the targets defined by the regional exploration program executed in 2012 on this very large 69,460 hectare of mining claims. This program is expected to commence during the second quarter of 2013. These regional anomalies, never explored by modern techniques, are expected to be included in a newly updated NI 43-101 Technical Report expected to be released in the latter half of 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS	89

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

REVIEW OF OPERATING RESULTS (CONTINUED)

SAN MARTIN SILVER MINE, JALISCO, MEXICO
Production Results for the Quarter and Year ended December 31, 2012 and 2011

Quarter Ended December 31			Year Ended December 31,
		San Martin
2012	2011	RESULTS	2012	2011
77,803	74,584	Ore processed/tonnes milled	286,206	286,758
136	135	Average silver grade (g/t)	136	147
75%	78%	Recovery (%)	76%	78%
253,212	252,725	Total silver ounces produced	957,195	1,055,745
251,946	251,460	Payable silver ounces produced (1)	953,269	1,050,466
274	336	Gold ounces produced	1,323	1,097
267,635	270,420	Total production - ounces silver equivalent	1,027,920	1,105,837
$12.88	$9.71	Total cash cost per ounce (1)	$11.72	$10.22
$14.04	$11.45	Total production cost per ounce (1)(2)	$13.05	$11.01
$45.46	$38.64	Total production cost per tonne (1)(2)	$43.46	$40.34
1,966	2,426	Underground development (m)	8,473	7,831
4,361	6,885	Diamond drilling (m)	35,037	19,569

(1)

The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 95 and 96.

(2)	Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in the State of Jalisco, Mexico, 290 kilometres north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 950 tpd cyanidation plant, mine buildings, offices and related infrastructure are located. During the fourth quarter of 2012, the Company staked an additional 29,676 hectares of mineral rights at San Martin and anticipate to obtain title by March 2013.

In the fourth quarter of 2012, a total of 77,803 tonnes were processed at the San Martin mine, representing an increase of 8% when compared to the 72,257 tonnes milled in the third quarter of 2012 and an increase of 4% compared to the 74,584 tonnes milled in the fourth quarter of 2011. The average head grade was 136 g/t in the fourth quarter of 2012, compared to the 134 g/t in the third quarter of 2012 and 135 g/t in the fourth quarter of 2011.

Total production of 267,635 ounces of silver equivalent in the fourth quarter of 2012 was 4% higher than the 257,688 ounces of silver equivalent produced in the third quarter of 2012 and 1% lower than the 270,420 equivalent ounces of silver produced in the fourth quarter of 2011.

The ounces of silver equivalent produced in the fourth quarter of 2012 consisted of 253,212 ounces of silver and 274 ounces of gold. This compares with 238,514 ounces of silver and 347 ounces of gold produced in the third quarter of 2012 and 252,725 ounces of silver and 336 ounces of gold in the fourth quarter of 2011. Silver recovery in the fourth quarter of 2012 was 75%, compared to 77% in the third quarter of 2012 and 78% in the fourth quarter of 2011.

The construction of two new large leaching tanks designed to replace some older and smaller leach tanks was completed in 2012. This program is part of First Majestic’s regular campaign of improving operations by replacing older equipment with newer, cleaner and more efficient systems. Further mill improvements are scheduled for 2013 and will include new clarification filters, new tailings filters to recirculate water and to improve environmental conditions.

During the quarter, a total of 4,361 metres of diamond drilling were completed compared with 9,405 metres of drilling in the previous quarter. During 2012, a total of 35,037 metres of diamond drilling were completed, an increase of 79% compared with 19,569 metres in 2011. one drill rig is currently active within the San Martin property on surface, focusing on the La Esperanza, Los Blancos, Pinalillo, La Huichola, Rosario s and Condesa veins. The early results of the exploration drilling program at the Rosario s/Huichola veins continue to return positive results showing further definition of the North/South system of veins that were previously unknown.

90	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

For 2012, the focus was the development of additional ounces within the Zuloaga, La Esperanza and Rosario s/Huichola vein systems. A total of 1,966 metres of development were completed in the fourth quarter of 2012 compared to 1,809 metres of development in the third quarter of 2012.

The Company is planning to release a new NI 43-101 Technical Report prior to the end of the first quarter of 2013.

LA GUITARA SILVER MINE, MEXICO STATE, MEXICO
Production Results for the Quarter and Year ended December 31, 2012 and 2011

Quarter Ended December 31			Year Ended December 31,
		La Guitara
2012	2011	RESULTS	2012	2011
30,160	n/a	Ore processed/tonnes milled	60,499	n/a
236	n/a	Average silver grade (g/t)	230	n/a
87%	n/a	Recovery (%)	87%	n/a
200,088	n/a	Total silver ounces produced	389,927	n/a
129,944	n/a	Payable silver ounces produced (1)	271,108	n/a
878	n/a	Gold ounces produced	1,737	n/a
246,319	n/a	Total production - ounces silver equivalent	484,122	n/a
$18.45	n/a	Total cash cost per ounce (1)	$15.94	n/a
$15.92	n/a	Total production cost per ounce (1)(2)	$14.92	n/a
$68.59	n/a	Total production cost per tonne (1)(2)	$66.84	n/a
1,214	n/a	Underground development (m)	2,400	n/a
8,088	n/a	Diamond drilling (m)	18,072	n/a

(1)

The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 95 and 96.

(2)	Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)	The above table only includes La Guitarra’s operating results since the mine was acquired by the Company on July 3, 2012.

On July 3, 2012, the Company successfully completed the acquisition of Silvermex (see “Acquisition of Silvermex Resources Inc.”) which resulted in the 100% owned La Guitarra Silver Mine becoming the Company’s fourth producing silver mine. The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico and approximately 130 kilometres south west from Mexico City.

First Majestic management has been following developments at the La Guitarra mine for over five years. Following the acquisition, an aggressive exploration program commenced across multiple areas of interest covered by the 39,714 hectares of mining claims within the Temascaltepec Mining District. The results of this exploration program are expected to be included in an updated NI 43-101 Technical Report scheduled for release by the end of 2013.

The La Guitarra mine consists of two underground operation centres and a flotation mill with a capacity of 350 tpd, producing approximately 800,000 ounces of silver equivalent per year. The Company has maintained production at current levels of 350 tpd for 2012. Construction of an extension to the current mill which will house new flotation tanks and a larger ball mill commenced in the third quarter 2012. Completion of this expansion is planned for March 2013 which will result in throughput increasing to 500 tpd in the second quarter and maintained at that level for the balance of 2013.

Since taking over operations of the mine on July 3, 2012, management has been focusing on improving the operational efficiency and cost savings at the mine. During the fourth quarter of 2012, total production at La Guitarra was 246,319 equivalent ounces of silver, an increase of 4% compared to the third quarter production of 237,803 ounces and an increase of 49% compared to the fourth quarter of 2011. In addition, average production cost per tonne for the fourth quarter was $68.59 per tonne, a marginal increase compared to $65.09 in the third quarter of 2012, but a significant improvement from $105.59 per tonne in the fourth quarter of 2011. Production from La Guitarra accounted for approximately 10% of First Majestic’s total production during the fourth quarter of 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS	91

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

REVIEW OF OPERATING RESULTS (CONTINUED)

LA GUITARA SILVER MINE, MEXICO STATE, MEXICO (CONTINUED)

During the second half of 2012, silver concentrates being produced at La Guitarra were primarily shipped to La Parrilla for further leaching in the cyanidation process, converting the concentrates into doré bars. The Company continues to focus on improving operating efficiencies and cost reduction at the La Parrilla plant. The composition of the silver equivalent production in the fourth quarter consisted of 200,088 ounces of silver and 878 ounces of gold. A total of 30,160 tonnes of ore were processed during the quarter consisting of an average head grade of 236 g/t with recoveries of 87%.

Permitting for a 1,000 tpd cyanidation processing facility will commence in the next few months with an anticipated commencement of construction in the second half of 2013. At 1,000 tpd throughput from cyanidation, production is anticipated to reach over two million ounces of silver doré production per year when completed.

A total of 1,214 metres of underground development was completed during the fourth quarter compared to 1,186 metres in the third quarter. A total of 8,088 metres of diamond drilling were completed during the fourth quarter compared to 9,984 metres during the third quarter. There are three drill rigs are currently active at the La Guitarra mine, all working underground.

Silvermex and its predecessors published NI 43-101 Technical Reports relating to the La Guitarra mine on September 22, 2006, May 15, 2007, June 25, 2008 and most recently on january 29, 2010. These Technical Reports have not been approved by the Company and the Company did not rely on these reports in making its decision to acquire Silvermex and (indirectly) the La Guitarra Silver Mine. The reports are currently under review by management of the Company and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. Specifically, management is of the opinion that there are risks when relying on the ability to permit the La Guitarra mine as an open pit mine in light of its proximity to a popular recreation area in Mexico. Management is having its own Qualified Persons review the preferred mining options and the opportunities for mitigating risks to developing a successful mining operation. The results of this review may result in a revised mine plan which may necessitate the filing of a new Technical Report. until then, management recommends caution when relying on the previously filed Technical Reports relating to the La Guitarra Silver Mine.

DEVELOPMENT AND EXPLORATION PROJECTS

DEL TORO SILVER MINE, ZACATECAS, MEXICO
The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims plus an additional 129 hectares of surface rights covering the area surrounding the San juan mine where construction of a 4,000 tpd dual-circuit flotation / cyanidation plant is currently underway. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San juan and Dolores mines, which are approximately one and three kilometres apart, respectively.

During the second quarter in 2012, the Del Toro Silver Mine, which was a division of the Company’s First Majestic Plata, S.A. De C.V. subsidiary, was transferred into a newly formed subsidiary of the Company, First Majestic Del Toro, S.A. De C.V., to better isolate its operating results from the La Parrilla mine as the plant begins production. First Majestic owns 100% of the Del Toro Silver Mine.

In August 2012, the Company received the final environmental Impact Statement permit from the Mexican government (SeMARNAT) approving the cyanidation circuit and the enlarged processing facilities at the Del Toro Silver Mine. This was the final permit needed to achieve the targeted mill capacity of 4,000 tpd by mid to late-2014. The current plans involve scaling up the plant capacity over a three year period commencing at 1,000 tpd in early 2013, expanding to 2,000 tpd by the third quarter of 2013 and reaching 4,000 tpd by the mid to late-2014. During the second quarter of 2012, the Company issued a Preliminary economic Assessment and an updated NI 43-101.

The Phase 1 construction of the Del Toro Silver Mine for the 1,000 tpd flotation plant was completed and inaugurated in a special ceremony on january 23, 2013. The first delivery of concentrates shipped to the smelter is expected in February 2013 after the start-up process at the flotation plant.

Further development in the first half of 2013 will be focused on preparing the mines for Phase 2 of production, which will include the addition of a 1,000 tpd cyanidation circuit. Phase 2 start-up is expected by July 1, 2013, at which time, the mill is expected to be running at a combined throughput rate of 2,000 tpd (1,000 tpd flotation and 1,000 tpd cyanidation).

To date, the 1,000 tpd flotation circuit has been operating since january of 2013 with some days reaching as high as 70% of capacity. It is expected that 1,000 tpd will be achieved in early March and commissioned by April 1, 2013. The second phase of construction consisting of the cyanidation circuit is in process. The leaching tanks are 50% complete, the 12 x 14 ball mill is expected to arrive on site at the end of February, and the counter current washing tanks are 75%

92	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

completed. In addition, one of the four large tailings filter systems to recirculate water back through the process is on-site and is currently being assembled.

Development of the main ramp into the San juan mine is now below level 10. The first production levels will be levels 8, 9 and 10. This ramp is now 2,800 metres in length and close to 300 metres in vertical distance from surface. This ramp will be used for ore haulage during the first production stage, prior to the shaft being completed in mid-2014, and will act as access to the three main ore bodies at San juan. Access has been completed to ore bodies 1, 2 and 3 with 225 metres developed during the fourth quarter. In addition, the new pump station, new powder magazines and the initial work of a new underground shop were initiated.

underground development is continuing into the very prospective Perseverancia mine which also resulted in the discovery of the San Nicolas chimney and later the San Nicolas Vein. This vein has been correlated to old mine workings 1,000 metres to the north-east from the Perseverancia mine. The discovery of the San Nicolas structure has opened a new development area and to date 1,750 metres of development has been completed in an access ramp on two different levels, 50 metres apart. The Company released an updated NI 43-101 Technical Report on August 21, 2012, which included some of these new resources discovered in this area. The results revealed an increase in silver grade of the overall Measured and Indicated Resources by 20% to 175 g/t. At the Perseverancia mine, development of the access ramp was re-initiated in 2011 and to date has reached 1,350 metres in length, to gain access to the chimneys, reaching the lower level 31 during the fourth quarter of 2012.

Two drill rigs are assigned to the Del Toro project and are currently drilling with the intent of defining the possible connection of the San juan and Perseverancia ore bodies as well as to check some of the geophysical anomalies.

At the Dolores mine, over 2,180 metres have been developed to date in different workings, including a ramp that is providing access to the main Dolores and Chalchihuites veins on two levels.

Development at the San juan, Perseverancia/San Nicolas and Delores mines continued for preparation of the upcoming production and ore continues to be extracted to surface from the San juan mine. A total of 97,000 tonnes have been mined and stockpiled on surface which will become the initial feed for the mill for Phase 1. Total underground development at Del Toro in the fourth quarter amounted to 2,870 metres compared to 3,150 metres in the previous quarter. In 2012, a total of 11,450 metres were developed compared to 4,113 metres in 2011.

During the fourth quarter, 22 holes were completed for a total of 5,687 metres compared to 11,365 metres in the third quarter of 2012 and 1,999 metres in the fourth quarter of 2011. In 2012, 124 holes were completed for a total of 37,066 metres of diamond drilling compared to 10,860 metres completed in 2011.

As at December 31, 2012, the Company has invested approximately $60.4 million in construction of the Phase 1 flotation circuit, equipment and underground development. In addition, the Company has been making prepayment deposits for long lead time equipment items related to the Phase 2 cyanidation project and the Phase 3 expansion. As at December 31, 2012, an additional sum of $11.1 million has been spent towards Phase 2 and 3 of the Del Toro expansion plans.

LA LUZ SILVER PROJECT, SAN LUIS POROSI, MEXICO
The La Luz Silver Project, is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. (“Normabec”). As a result of the acquisition of Normabec, and its wholly owned subsidiary Minera Real Bonanza, S.A. De C.V., the Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. After the acquisition of Normabec, the Company transferred Minera Real Bonanza into the consolidated group in Mexico under the Company’s wholly owned subsidiary, Corporación First Majestic, S.A. De C.V., and proceeded to wind up Normabec in December 2011.

In November 2010, the Company agreed to acquire the 3% net smelter royalty (“NSR”), the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, for consideration of $3.0 million. Consideration for the purchase consisted of a cash payment of $1.1 million and $1.5 million in shares of the Company (152,798 shares) in November 2010, and $0.4 million which was paid in january 2011. All payments in cash and shares have been completed fulfilling the Company’s objectives in acquiring all the necessary land and buildings for the La Luz Silver Project. The Company continued with the process of obtaining final approval for the purchase of 100 hectares of surface rights which were purchased during the fourth quarter of 2011 in order to secure an area where the plant and mine access are planned to be located.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The environmental Impact Statement, the Risk Study and the Change of use of Land Studies are expected to be presented to government authorities in late

MANAGEMENT’S DISCUSSION AND ANALYSIS	93

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

DEVELOPMENT AND EXPLORATION PROJECTS (CONTINUED)

LA LUZ SILVER PROJECT, SAN LUIS POTOSI, MEXICO (CONTINUED)
2013 or early 2014 subject to the legal orders presently in progress. The Company has submitted three different legal orders in order to obtain the authorization to present its final permit applications. To date, the Company has obtained one positive resolution and expects the remaining orders to be authorized by 2014.

A metallurgical test is underway to define the final flow sheet diagram for a flotation plant which is required for final permitting. There has been opposition from certain groups of indigenous people and non-government organizations, which are being addressed by the Company. Contrary to independent reports regarding the La Luz project, the Company has no plans to do any mining above ground, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

The permit for the restoration of the old historic buildings at the Santa Ana Hacienda has been received and the construction of the previously announced Thematic and Cultural Park which will include a mining museum has begun. To date, $0.9 million has been invested and is expect to be completed in 2014. In addition, cleaning of the impressive underground workings is underway to rehabilitate this historic mine for public access. This new cultural facility and mining museum will form a “Sustainable Development Project” which will provide permanent long term jobs to the local communities. The Sustainable Development Project includes a jewelry school which completed its first course with a total of 13 students graduating. Also, music and crafts (trade) schools began their first courses with more than 60 students, paying special attention to individuals between the ages of 10 and 20 years of age. In addition, public baseball and football fields were built within the el Potrero community.

JALISCO GROUP OF PROPERTIES, JALISCO, MEXICO
The Company acquired a group of mining claims totalling 5,240 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and La Luz Silver Project.

In january 2011, the Company granted an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) to Sonora Resources Corp. (the “optionee”) whereby the optionee issued 10 million shares of common stock with a fair value of $3.4 million. The optionee has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests in the second quarter of 2011.

In May 2012, the Company received an additional two million common shares of the optionee, valued at $440,000 as a result of their failure to file a registration statement qualifying the original 10 million shares of common stock issued for free trading. The fair value of the common shares received from the optionee was recorded as a reduction in the carrying value of mining interest in the second quarter of 2012.

PLOMOSAS SILVER PROJECT AND OTHER SILVERMEX EXPLORATION PROPERTIES
The Company acquired numerous exploration stage properties from the Silvermex acquisition and management is reviewing the exploration program for the Plomosas Silver Project which consists of the adjacent Rosario and San juan properties in the Sinaloa, Mexico area. The Company is also assessing its portfolio of other exploration properties to determine if these additional properties fit within the Company’s production portfolio.

94	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE AND TOTAL PRODUCTION COST PER TONNE
“Total cash cost per ounce” and “Total production cost per tonne” are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of these non-GAAP measures are similar to that reported by other mining companies. Total cash costs per ounce and total production cost per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our consolidated financial statements.

	Three Months Ended December 31, 2012					Three Months Ended December 31, 2011
(expressed in thousands of U.S.
dollars, except ounce and per
ounce amounts)	San Martin	La Parrilla	La Encantada	La Guitarra	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)					$23,686				$16,383
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination					(425)				(2,180)
Cost of sales (mine)	$3,358	$8,216	$9,637	$2,050	$23,261	$2,766	$5,106	$6,331	$14,203
Add: Third party smelting and refining	87	3,693	569	1,821	6,170	142	2,217	410	2,769
Deduct: By-product credits	(425)	(4,091)	(506)	(1,604)	(6,626)	(688)	(2,514)	(414)	(3,616)
Deduct: Employee benefits	-	-	(558)	(58)	(616)	604	-	1,468	2,072
Inventory changes	127	(1,274)	(264)	274	(1,137)	(112)	352	330	570
Other non-cash costs	99	(326)	(269)	(85)	(581)	(269)	(199)	(103)	(571)
Total cash cost (A)	$3,246	$6,218	$8,609	$2,398	$20,471	$2,443	$4,962	$8,022	$15,427

Tonnes produced	77,803	186,434	407,221	30,160	701,618	74,584	121,109	369,310	565,003
Total ounces of silver produced	253,212	758,692	1,099,154	200,088	2,311,146	252,725	628,836	1,076,096	1,957,657
Deduct: Metal deduction ounces	1,266	25,097	5,495	70,144	102,002	1,265	24,958	5,379	31,602
Payable ounces of silver produced (B)	$251,946	$733,595	$1,093,659	$129,944	2,209,144	$251,460	$603,878	$1,070,717	$1,926,055

Total cash cost per ounce (A/B)	$12.88	$8.48	$7.87	$18.45	$9.26	$9.71	$8.22	$7.49	$8.01

Mining cost per ounce	3.57	2.65	1.77	7.01	2.57	3.84	3.15	1.33	2.23
Milling cost per ounce	7.35	4.34	4.75	3.40	4.83	5.35	3.59	4.99	4.60
Indirect cost per ounce	3.12	1.25	0.95	5.51	1.57	2.26	1.50	0.84	1.23
Total production cost per ounce	$14.04	$8.24	$7.47	$15.92	$8.97	$11.45	$8.24	$7.16	$8.06
Transport and other selling costs per ounce	0.18	0.60	0.35	0.87	0.44	0.43	0.48	0.33	0.39
Smelting and refining costs per ounce	0.34	5.03	0.52	14.01	2.79	0.56	3.67	0.38	1.44
Royalties per ounce	-	0.19	-	-	0.06	-	-	-	-
By-product credits cost per ounce	(1.68)	(5.58)	(0.47)	(12.35)	(3.00)	(2.73)	(4.17)	(0.38)	(1.88)
Total cash cost per ounce (A/B)	$12.88	$8.48	$7.87	$18.45	$9.26	$9.71	$8.22	$7.49	$8.01

Mining cost per tonne	$11.55	$10.42	$4.74	$30.20	$8.10	$12.96	$15.69	$3.85	$7.59
Milling cost per tonne	23.82	17.06	12.76	14.65	15.21	18.04	17.88	14.48	15.68
Indirect cost per tonne	10.09	4.91	2.56	23.74	4.93	7.64	7.46	2.45	4.21
Total production cost per tonne	$45.46	$32.39	$20.06	$68.59	$28.24	$38.64	$41.03	$20.79	$27.48

MANAGEMENT’S DISCUSSION AND ANALYSIS	95

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

NON-GAAP MEASURES (CONTINUED)

TOTAL CASH COST PER OUNCE AND TOTAL PRODUCTION COST PER TONNE (CONTINUED)

	Year Ended December 31, 2012					Year Ended December 31, 2011
(expressed in thousands of U.S.
dollars, except ounce and per
ounce amounts)	San Martin	La Parrilla	La Encantada	La Guitarra	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)					$79,747				$66,787
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination					(497)				(2,008)

Cost of sales (mine)	$12,445	$26,324	$35,088	$5,393	$79,250	$12,641	$16,021	$36,117	$64,779
Add: Third party smelting and refining	310	12,600	1,927	2,978	17,815	427	6,425	1,659	8,511
Deduct: By-product credits	(1,994)	(15,314)	(1,951)	(3,001)	(22,260)	(1,686)	(7,522)	(1,046)	(10,254)
Deduct: Employee benefits	-	-	(2,144)	(58)	(2,202)	(383)	(13)	(4,819)	(5,215)
Inventory changes	386	(16)	1,657	(1,048)	979	107	456	1,245	1,808
Other non-cash costs	29	(534)	(601)	57	(1,049)	(364)	(541)	(282)	(1,187)
Total cash cost (A)	$11,176	$23,060	$33,976	$4,321	$72,533	$10,742	$14,826	$32,874	$58,442

Tonnes produced	286,206	670,670	1,515,795	60,499	2,533,170	286,758	356,996	1,384,040	2,027,794
Total ounces of silver produced	957,195	2,848,171	4,036,502	389,927	8,231,795	1,055,745	1,759,412	4,366,636	7,181,793
Deduct: Metal deduction ounces	3,926	98,376	20,182	118,819	241,303	5,279	60,322	21,833	87,434
Payable ounces of silver produced (B)	$953,269	$2,749,795	$4,016,320	$271,108	7,990,492	$1,050,466	$1,699,090	$4,344,803	$7,094,359

Total cash cost per ounce (A/B)	$11.72	$8.38	$8.46	$15.94	$9.08	$10.22	$8.72	$7.57	$8.24

Mining cost per ounce	3.79	2.89	1.85	6.14	2.58	4.01	3.28	1.24	2.14
Milling cost per ounce	6.82	4.45	5.34	3.46	5.15	4.79	3.96	5.04	4.74
Indirect cost per ounce	2.44	1.20	0.92	5.32	1.35	2.21	1.68	0.87	1.26
Total production cost per ounce	$13.05	$8.54	$8.11	$14.92	$9.08	$11.01	$8.92	$7.15	$8.14
Transport and other selling costs per ounce	0.44	0.59	0.36	1.11	0.48	0.41	0.45	0.28	0.34
Smelting and refining costs per ounce	0.32	4.58	0.48	10.98	2.23	0.41	3.78	0.38	1.20
Royalties per ounce	-	0.24	-	-	0.08	-	-	-	-
By-product credits cost per ounce	(2.09)	(5.57)	(0.49)	(11.07)	(2.79)	(1.61)	(4.43)	(0.24)	(1.44)
Total cash cost per ounce (A/B)	$11.72	$8.38	$8.46	$15.94	$9.08	$10.22	$8.72	$7.57	$8.24

Mining cost per tonne	$12.62	$11.84	$4.90	$27.49	$8.15	$14.70	$15.61	$3.90	$7.49
Milling cost per tonne	22.71	18.26	14.14	15.51	16.23	17.54	18.83	15.83	16.60
Indirect cost per tonne	8.13	4.93	2.42	23.84	4.24	8.10	8.04	2.71	4.41
Total production cost per tonne	$43.46	$35.03	$21.46	$66.84	$28.62	$40.34	$42.48	$22.44	$28.50

Note -

The tables above do not include 28,639 silver ounces of pre-commercial production from the La Parrilla cyanidation circuit expansion project during the nine months ended September 30, 2012, which were produced at a cost of $442,000 and 34,316 silver ounces of pre-commercial production from the La Parrilla flotation circuit expansion during the three and nine months ended September 30, 2011, which were produced at a cost of $263,000.

96	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

AVERAGE REALIZED SILVER PRICE PER OUNCE

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars, and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011

Net Revenues as reported	$71,007	$60,801	$247,177	$245,514

Add back: smelting and refining charges	6,373	2,788	17,815	7,719

Gross Revenues	77,380	63,589	264,992	253,233

Payable equivalent silver ounces sold	2,386,860	2,005,970	8,519,448	7,158,148

Average realized price per ounce of silver sold	$32.42	$31.70	$31.10	$35.38

Average market price per ounce of silver per COMEX	$32.56	$31.84	$31.17	$35.20

ADJUSTED EARNINGS PER SHARE (“ADJUSTED EPS”)
The Company uses the financial measure “Adjusted ePS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of Adjusted ePS is not meant to be a substitute for ePS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following tables provide a detailed reconciliation of Adjusted ePS to net earnings as reported in the Company’s consolidated financial statements.

	Three Months Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011
Net earnings as reported	$22,350	$21,339	$88,898	$103,574
Adjustments for non-cash or non-recurring items:
Share-based payments	2,870	1,350	10,646	5,948
Deferred income tax expense	4,022	11,889	17,662	23,043
Loss (gain) from investment in silver futures and marketable securities	553	3,712	(6,216)	1,671
Acquisition costs for Silvermex Resources Inc.	129	-	2,740	-
Legal fees for the First Silver trial	526	176	2,013	596
Gross margin on La Parrilla pre-commercial shipments	-	-	522	1,137
Restructuring charge for San Martin collective bargaining agreement	-	-	-	795
Adjusted net earnings	$30,450	$38,466	$116,265	$136,764
Weighted average number of shares on issue - basic	116,442,639	105,203,712	110,775,284	103,276,935
Adjusted EPS	$0.26	$0.37	$1.05	$1.32

CASH FLOW PER SHARE
Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the Consolidated Statements of Cash Flow, divided by the weighted average shares outstanding during the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS	97

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

  Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s operating performance on a cash basis in order to assess the Company’s ability to generate operating cash flow.

  Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

  Operating cash flows before movements in working capital and income taxes represents cash flows generated from operations before changes in non-cash working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt, if any.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

REVIEW OF FINANCIAL RESULTS

For the quarter ended December 31, 2012 compared to the quarter ended December 31, 2011 (in $000’s, except for share amounts):

	Three Months Ended December 31,
	2012	2011

Revenues	$71,007	$60,801	(1)

Cost of sales	23,686	16,383	(2)

Gross margin	47,321	44,418

Depletion, depreciation and amortization	7,861	6,035	(3)

Mine operating earnings	39,460	38,383	(4)

General and administrative	7,218	5,204	(5)

Share-based payments	2,870	1,350	(6)

Acquisition costs	129	-

Accretion of decommissioning liabilities	137	97

Foreign exchange gain	(440)	(486)

Operating earnings	29,546	32,218	(7)

Investment and other loss	(628)	(3,491)	(8)

Finance costs	(925)	(367)	(9)

Earnings before income taxes	27,993	28,360

Current income tax expense (recovery)	1,621	(4,868)

Deferred income tax expense	4,022	11,889

Income tax expense	5,643	7,021	(10)

Net earnings for the period	$22,350	$21,339	(11)

Earnings per share (basic)	$0.19	$0.20	(11)

Earnings per share (diluted)	$0.19	$0.20

98	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012
1.

Revenues for the quarter ended December 31, 2012 increased by $10,206,000 or 17% to $71,007,000 from $60,801,000 in the fourth quarter of 2011. The increase in revenues was primarily attributed to 22% increase in silver equivalent production compared to the fourth quarter of 2011. The increase was partially offset by higher smelting and refining costs related to increased concentrate output from the addition of the La Guitarra mine and the expanded La Parrilla flotation circuit, which reduced net revenues.

2.

Cost of sales in the fourth quarter of 2012 was $23,686,000, an increase of $7,303,000 or 45% compared to $16,383,000 in the fourth quarter of 2011. The increase in cost of sales was primarily attributed to 19% increase in payable equivalent silver ounces sold, the addition of La Guitarra as the Company’s fourth operating mine and higher cash cost per ounce related to the production of La Guitarra and San Martin.

3.

Depletion, depreciation and amortization increased from $6,035,000 in the fourth quarter of 2011 to $7,861,000 in the fourth quarter of 2012, an increase of $1,826,000 or 30%. The increase was due to incremental depreciation expense from the addition of the La Guitarra mine, the newly expanded La Parrilla processing plant, as well as higher depletion expense from a 24% increase in tonnage of ore milled.

4.

Mine operating earnings in the fourth quarter of 2012 were $39,460,000, an increase of $1,077,000 when compared to $38,383,000 for the same quarter in the prior year. Despite a 22% production growth, mine operating earnings only increased by 3% as a result of 16% higher cash cost per ounce and a 30% increase in depletion, depreciation and amortization expenses compared to the fourth quarter of 2011.

5.

General and administrative expenses for the quarter increased by $2,014,000 or 39% compared to the same quarter in the prior year due to recruitment of additional senior management and administration costs incurred in Mexico in preparation for expanded operations as well as higher legal litigation fees in Canada related to the ongoing First Silver litigation.

6.

Share-based payments expense for the quarter increased by $1,520,000 or 113% compared to the same quarter in the prior year. The increase was primarily due to stock options granted in 2012 for the additional senior management recently recruited in Mexico in preparation for expanded operations. The Company’s higher share price at time of the grant compared to the prior year also contributed to the increase in the Company’s share-based payments expense.

7.

Operating earnings decreased by $2,672,000 or 8% to $29,546,000 for the quarter ended December 31, 2012, compared to operating earnings of $32,218,000 for the quarter ended December 31, 2011, due to decrease in mine operating earnings, higher share-based payments, and general and administrative expenses.

8.

During the quarter ended December 31, 2012, the Company recognized investment and other loss of $628,000 compared to $3,491,000 in the same quarter in the prior year. The investment loss in the fourth quarter of 2012 was primarily attributed to unrealized loss of $836,000 on marked to market adjustments of marketable securities (investment in Sprott Physical Silver Trust), offset by $278,000 realized investment gain in silver futures, compared to an investment loss of $3,491,000 in silver futures during the quarter ended December 31, 2011.

9.

Finance costs for the fourth quarter were $925,000, an increase of $558,000 or 152% compared to the same quarter of the prior year. The increase was primarily due to a $403,000 marked to market loss on the prepayment facility, which includes a derivative related to its fixed forward pricing on future lead and zinc deliveries. Finance costs were also higher due to additional finance leases the Company entered into during 2012.

10.

During the quarter ended December 31, 2012, the Company recorded an income tax expense of $5,643,000 compared to an income tax expense of $7,021,000 in the quarter ended December 31, 2011. The 20% decrease in income tax expense was attributed to a 1% decrease in earnings before tax and a decrease in the effective tax rate from 25% in the fourth quarter of 2011 to 20% in the current quarter.

11.

As a result of the foregoing, net earnings for the quarter ended December 31, 2012 increased 5% to $22,350,000 (ePS of $0.19) compared to net earnings of $21,339,000 (ePS of $0.20) in the quarter ended December 31, 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS	99

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

REVIEW OF FINANCIAL RESULTS (CONTINUED)

For the year ended December 31, 2012 compared to the year ended December 31, 2011 (in $000’s, except for share amounts):

	Year Ended December 31,
	2012	2011

Revenues	$247,177	$245,514	(1)

Cost of sales	79,747	66,787	(2)

Gross margin	167,430	178,727

Depletion, depreciation and amortization	25,405	15,440	(3)

Mine operating earnings	142,025	163,287	(4)

General and administrative	21,774	16,452	(5)

Share-based payments	10,646	5,948	(6)

Acquisition costs	2,740	-	(7)

Accretion of decommissioning liabilities	472	435

Foreign exchange (gain) loss	(174)	622

Operating earnings	106,567	139,830	(8)

Investment and other income (loss)	6,715	(1,030)	(9)

Finance costs	(2,293)	(1,263)	(10)

Earnings before income taxes	110,989	137,537

Current income tax expense	4,429	10,920

Deferred income tax expense	17,662	23,043

Income tax expense	22,091	33,963	(11)

Net earnings for the period	$88,898	$103,574	(12)

Earnings per share (basic)	$0.80	$1.00	(12)

Earnings per share (diluted)	$0.79	$0.96

1.

Revenues for the year ended December 31, 2012 increased by $1,663,000 or 1% to $247,177,000 from $245,514,000 in the same period of the prior year. Despite an increase of 20% in production, revenues were comparable to 2011 due to a 12% decrease in average realized silver price per ounce year over year. In addition, higher smelting and refining costs, which increased by $10,096,000, related to increased concentrate output from the new La Guitarra Silver Mine and the expanded La Parrilla flotation circuit also reduced net revenues. Smelting and refining costs at La Guitarra were high due to deleterious elements in its concentrate.

2.

Cost of sales for the year ended December 31, 2012 was $79,747,000, an increase of 19% compared to $66,787,000 in 2011. Additional cost of sales was primarily associated with a 19% increase in payable equivalent silver ounces sold.

3.

Depletion, depreciation and amortization increased by $9,965,000 or 65% to $25,405,000 for the year ended December 31, 2012, primarily due to higher depreciation expense upon commissioning of the La Parrilla flotation circuit in the fourth quarter of 2011 and cyanidation circuit in the first quarter of 2012 as well as additional depreciation and depletion of the new La Guitarra Silver Mine that was acquired during the current year. Furthermore, depletion expense also increased as a result of 25% increase in tonnage of ore milled.

4.

Mine operating earnings decreased by $21,262,000 or 13% to $142,025,000 for the year ended December 31, 2012, compared to $163,287,000 for the same period in the prior year. This is primarily due to the increase in cost of sales and higher depletion, depreciation and amortization expenses.

5.

General and administrative expenses for the year ended December 31, 2012 increased by $5,322,000 or 32% compared to the same period of the prior year. The increase was due to additional senior management recently recruited and additional administrative costs incurred in Mexico in preparation for expanded operations and $2,013,000 in legal fees in Canada related to the ongoing First Silver litigation.

100	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012
6.

Share-based payments expense for the year ended December 31, 2012 increased by $4,698,000 or 79% compared to the prior year. The increase was primarily due to more stock options granted in 2012 compared to the prior year, primarily related to additional senior management recently recruited in Mexico in preparation for expanded operations. The Company’s higher share price at time of grant compared to the prior year also contributed to the increase in the Company’s share-based payments expense.

7.	During the year ended December 31, 2012, the Company incurred acquisition costs of $2,740,000 related to the acquisition of Silvermex.

8.

Operating earnings decreased by $33,263,000 or 24% to $106,567,000 for the year ended December 31, 2012, compared to operating earnings of $139,830,000 for the year ended December 31, 2011, due to decrease in mine operating earnings associated with lower silver prices and higher depletion, depreciation and amortization expense.

9.

During the year ended December 31, 2012, investment and other income was $6,715,000 compared to investment loss of $1,030,000 in the prior year. Investment and other income for the year ended December 31, 2012 was primarily attributed to a $6,172,000 investment gain in silver futures, compared to a loss of $1,671,000 in silver futures in the prior year.

10.

Finance costs for the year was $2,293,000, an increase of $1,030,000 or 82% compared to the prior year. The increase was primarily due to a $403,000 marked to market loss on the prepayment facility, which includes a derivative related to its fixed forward pricing on future lead and zinc deliveries. Finance costs were also $713,000 higher due to additional finance leases the Company entered into during the past two years.

11.

During the year ended December 31, 2012, the Company recorded an income tax expense of $22,091,000 compared to $33,963,000 in 2011. The 35% decrease in income tax expense was attributed to 19% decrease in earnings before tax and a decrease in the effective tax rate to 20% for the year ended December 31, 2012, compared to 25% for 2011.

12.

As a result of the foregoing, net earnings for the year ended December 31, 2012 was $88,898,000, or basic earnings per share of $0.80 compared to net earnings of $103,574,000 or $1.00 per common share for 2011.

SUMMARY OF QUARTERLY RESULTS
The following table presents selected financial information for each of the most recent eight quarters:

	2012								2011
Financial Highlights	Q4	(1)	Q3	(2)	Q2	(3)	Q1	(4)	Q4	(5)	Q3	(6)	Q2	(7)	Q1	(8)
Revenue	$71,007		$63,581		$54,774		$57,815		$60,801		$61,407		$68,040		$55,266
Cost of sales	$23,686		$20,912		$18,456		$16,693		$16,383		$15,473		$18,112		$16,819
Depletion, depreciation and amortization	$7,861		$6,832		$5,259		$5,453		$6,035		$3,467		$3,134		$2,804
Mine operating earnings	$39,460		$35,837		$31,059		$35,669		$38,383		$42,467		$46,794		$35,643
Net earnings after tax	$22,350		$24,869		$15,321		$26,358		$21,339		$27,772		$30,593		$23,870
Basic earnings per share	$0.19		$0.22		$0.14		$0.25		$0.20		$0.27		$0.30		$0.24
Diluted earnings per share	$0.19		$0.21		$0.14		$0.24		$0.20		$0.26		$0.29		$0.23

Notes:

1.

In the quarter ended December 31, 2012, mine operating earnings increased $3,623,000 or 10% compared to the quarter ended September 30, 2012, primarily attributed to 5% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax decreased by $2,519,000 or 10% compared to the third quarter of 2012 due to a $6,017,000 decrease in investment income compared to the previous quarter.

2.

In the quarter ended September 30, 2012, mine operating earnings increased $4,778,000 or 15% compared to the quarter ended June 30, 2012 primarily attributed to 16% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax increased by $9,548,000 or 62% compared to the second quarter of 2012. The increase was due to increase in mine operating earnings and $9,016,000 increase in investment income compared to the second quarter of 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS	101

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

REVIEW OF FINANCIAL RESULTS (CONTINUED)

SUMMARY OF QUARTERLY RESULTS (CONTINUED)

3.

In the quarter ended June 30, 2012, mine operating earnings decreased $4,610,000 or 13% compared to the quarter ended March 31, 2012. The decrease was primarily attributed to $3,041,000 or 5% decrease in revenue due to a 13% decrease in average revenue per ounce of silver sold, partially offset by 5% increase in production. Net earnings after tax decreased $11,037,000 compared to the prior quarter, primarily due to an investment loss of $3,627,000 during the quarter compared to an investment gain of $5,581,000 in the previous quarter. The investment loss was related to loss on silver futures and marketable securities during the current quarter.

4.

In the quarter ended March 31, 2012, mine operating earnings decreased $2,714,000 or 7% compared to the quarter ended December 31, 2011. The decrease was primarily attributed to $2,986,000 or 5% decrease in revenue due to 2% less ounces of silver equivalents sold compared to the previous quarter. Net earnings after tax increased $5,019,000 compared to the prior quarter, primarily due to an investment income of $5,581,000 from a gain on silver futures and marketable securities during the current quarter and a lower effective tax rate due to the new global tax structure that the Company established in late 2011.

5.

In the quarter ended December 31, 2011, mine operating earnings decreased by $4,084,000 or 10% compared to the quarter ended September 30, 2011. The decrease was primarily attributed to 18% decrease in average realized silver price per ounce and increase in depletion, depreciation and amortization expense related to higher mill throughput and commencement of depreciation for La Parrilla’s flotation circuit after it was successfully commissioned on october 1, 2011. Net earnings after tax decreased from the prior quarter by $6,433,000 or 23% compared to the prior quarter, primarily due to an unrealized loss of $4,083,000 on silver futures.

6.

In the quarter ended September 30, 2011, sales revenues decreased by $6,633,000 compared to the quarter ended June 30, 2011. The decrease was primarily attributed to 1% decrease in average realized silver price per ounce and 9% decrease in ounces of silver equivalents sold. Net earnings after taxes decreased by $2,821,000 or 9% in the quarter ended September 30, 2011 compared to the quarter ended June 30, 2011, primarily due to a loss of $1,504,000 on derivative instrument and a one-time cost of $0.7 million related to restructuring of the union labour agreement at the San Martin Silver Mine.

7.

In the quarter ended June 30, 2011, sales revenues increased by $12,774,000 compared to the quarter ended March 31, 2011. The increase was primarily attributed to a 20% increase in average realized silver price per ounce. Net earnings after taxes increased by $6,723,000 or 28% in the quarter ended June 30, 2011 compared to the quarter ended March 31, 2011, primarily due to $11,151,000 increase in mine operating earnings, offset by a $1,775,000 increase in income taxes and lower investment income.

8.

In the quarter ended March 31, 2011, sales revenues increased by $15,174,000 compared to the quarter ended December 31, 2010. The increase was primarily due to the 30% increase in silver price. Net earnings after taxes increased $10,216,000 or 75% in the quarter ended March 31, 2011, compared to the quarter ended December 31, 2010, primarily due to $11,659,000 increase in mine operating earnings.

102	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

LIQUIDITY

At December 31, 2012, the Company had cash and cash equivalents of $111.6 million and working capital of $115.7 million, compared to cash and cash equivalents of $91.2 million and working capital of $109.7 million at December 31, 2011. Cash and cash equivalents increased by $20.4 million during the year as a result of $136.2 million generated from operating activities, $50.0 million proceeds from prepayment facility, $11.4 million acquired as part of the acquisition of Silvermex and proceeds of $10.6 million from exercise of stock options, offset by $175.1 million invested in property, plant and equipment, and mineral property interests and $7.5 million in deposit on long-term assets.

During 2012, the Company expended $99.3 million on mineral properties and $75.8 million on property, plant and equipment on a cash basis compared to $44.3 million expended on mineral properties and $51.6 million expended on property, plant and equipment in 2011. The significant increase in capital expenditures is primarily related to the additional investments in the mill expansion at La Parrilla and the development of Del Toro.

Funds surplus to the Company’s short-term operating needs are held with reputable institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

With $111.6 million in cash and cash equivalents at December 31, 2012, the Company believes it has sufficient funds to meet current operating and capital requirements. During 2012, a total of $60.4 million has been spent for Del Toro’s Phase 1 construction and an additional $11.2 million has been advanced towards Phase 2 and 3 of the Del Toro expansion plans. Capital expansions budgeted for 2013 include $56.1 million earmarked for Phases 1, 2 and 3 of the Del Toro capital project, inclusive of exploration and development costs, $14.0 million for San Martin, and $3.8 million for La Guitarra. In addition, the Company has budgeted further expenditures of $93.8 million on development and $24.5 million on exploration in aggregate on its various mines and properties. The majority of the spending on exploration and development is of a discretionary nature based on assumed silver prices and will be modified during the year based on actual realized silver prices. Should the Company adopt additional expansion plans or if the price of silver were to drop significantly, the Company may revise its spending on exploration and development depending on available cash flows from operations. As at the date the Board of Directors approved this MD&A, the Company had approximately $103.2 million in cash and cash equivalents in treasury.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

CREDIT RISK
Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax (“VAT”) and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international organizations. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican VAT receivable of $13.9 million as at December 31, 2012 (2011 - $8.7 million), of which $0.6 million (2011 - $0.6 million) have been outstanding for more than one year. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts. In addition, as part of the acquisition of Silvermex (see “Acquisition of Silvermex Resources Inc.”), the Company acquired $5.3 million in VAT receivables that were fully offset by a provision. The recoverability of these VAT receivables is pending outcome of various court trials with Mexican tax authorities.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

LIQUIDITY RISK
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2012, the Company has outstanding trade payables of $20.8 million (December 31, 2011 - $6.5 million) which are generally payable in 90 days or less and accrued liabilities of $16.5 million (December 31, 2011 - $15.9 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT’S DISCUSSION AND ANALYSIS	103

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

MANAGEMENT OF RISKS AND UNCERTAINTIES (CONTINUED)

LIQUIDITY RISK (CONTINUED)
The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$37,398	$37,398	$-	$-	$-
Debt facilities	50,903	6,662	33,556	10,685	-
Finance lease obligations	25,465	10,233	13,514	1,718	-
Decommissioning liabilities	11,545	-	-	-	11,545
Purchase obligations and commitments(1)	19,601	19,601	-	-	-
Total Obligations	$144,912	$73,894	$47,070	$12,403	$11,545

(1)	Purchase obligations and commitments primarily consist of committed purchase orders and contracts related to construction of the Del Toro Silver Mine.

CURRENCY RISK
Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the u.S. Dollar is included in the table below:

	December 31, 2012				December 31, 2011
				Net assets	Effect of +/-	Net assets	Effect of +/-
	Cash and cash	Trade and other	Trade and other	(liabilities)	10% change in	(liabilities)	10% change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$6,276	$752	$(2,027)	$5,001	$500	$40,787	$4,079
Mexican peso	3,522	11,936	(22,695)	(7,237)	(724)	(7,433)	(549)
	$9,798	$12,688	$(24,722)	$(2,236)	$(224)	$33,354	$3,530

COMMODITY PRICE RISK
Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc, lead and iron ore, which accounts for less than 10% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s zinc and lead production at a fixed price over a 36 months period commencing July 2013. The Company does not use derivative instruments to hedge its commodity price risk to silver.

As at December 31, 2012, a 10% increase or decrease of metal prices at December 31, 2012 would have the following impact on net earnings:

	December 31, 2012
				Effect of
				+/- 10% change
	Silver	Lead	Zinc	in metal prices
Metals subject to provisional price adjustments	$706	$95	$24	$825
Prepayment facility	-	(2,821)	(2,725)	(5,546)
	$706	$(2,726)	$(2,701)	$(4,721)

104	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

Political and Country Risk
First Majestic currently conducts foreign operations primarily in Mexico, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks
The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

ACQUISITION OF SILVERMEX RESOURCES INC.

On July 3, 2012, the Company completed the plan of arrangement (the “Arrangement”) previously announced on April 3, 2012 to acquire all of the issued and outstanding common shares of Silvermex Resources Inc. (“Silvermex”). Shareholders of Silvermex received 0.0355 First Majestic shares and CAD$0.0001 for each share of Silvermex. Pursuant to closing of the Arrangement, First Majestic issued 9,451,641 common shares, 338,295 replacement warrants and $26,000 in cash for the acquisition. The total consideration was valued at $137.0 million (CAD$138.7 million) at the acquisition date. Total transaction costs for the Silvermex acquisition was $2.7 million which were expensed in the current year.

The acquisition strengthens First Majestic’s position as one of the world’s leading silver producers and adds the La Guitarra Silver Mine as the Company’s fourth producing asset with additional growth potential. La Guitarra will further diversify production and cash flow across the Company’s robust portfolio of producing mines and development projects in Mexico.

Total consideration for the acquisition and purchase price allocation, in accordance with IFRS 3, Business Combinations, are estimated as follows:

Consideration:

9,451,641 First Majestic common shares	$136,317

338,295 First Majestic replacement warrants (Note 22(c))	646

Cash paid (266.2 million Silvermex shares x CAD$0.0001 per share)	26

Total consideration	$136,989

Allocation of purchase price

Cash and cash equivalents	$11,380

Inventories	3,145

Mining interests	118,287

Property, plant and equipment	10,827

Goodwill	24,591

Deposit on long-term assets	482

Other net working capital	(7,665)

Decommissioning liabilities	(1,954)

Deferred tax liabilities, net	(22,104)

$136,989

Goodwill of $24.6 million was recognized as a result of the requirement under IFRS to record deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

MANAGEMENT’S DISCUSSION AND ANALYSIS	105

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

ACQUISITION OF SILVERMEX RESOURCES INC. (CONTINUED)

Financial and operating results of Silvermex are included in the Company’s consolidated financial statements effective July 3, 2012. During the year ended December 31, 2012, the acquisition of Silvermex contributed revenues of $5,291,000 and loss of $459,000 to the Company’s net earnings.

Had the business combination been effected at january 1, 2012, revenues of the Company would have been $252,034,000 and earnings would have been $82,684,000 for the year ended December 31, 2012. Management considers these pro forma numbers to represent an approximate measure of the performance of the consolidated entity during the year.

In determining the pro forma revenue and net earnings had Silvermex been acquired at the beginning of the current year, management has:

  Calculated depletion of mining interests acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amount recognized in the pre-acquisition financial statements;
  Capitalized certain development and exploration drilling costs in conformity with First Majestic’s accounting policies;
  Recognized the deferred income tax expense effect related to the above adjustments; and
  excluded acquisition costs of the acquirer as a one-off transaction.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2012, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the audited consolidated financial statements and the related notes.

During 2011, the Company pledged certain properties of the San Martin Silver Mine as guarantees as part of the requirement for its tax appeal process with the Mexican tax authority (see note 29 of the audited consolidated financial statements and “Income Taxes” below).

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the year ended December 31, 2012, there were no significant transactions with related parties outside of the ordinary course of business.

SUBSEQUENT EVENTS

Subsequent to December 31, 2012:

a)

In December 2012, First Majestic entered into an arrangement agreement (“Orko Arrangement”) with Orko Silver Corp. (“Orko”) to acquire all of the issued and outstanding shares of Orko. on February 13, 2013, Orko declared that another company made a superior offer and, under the Orko Arrangement, First Majestic had five business days to match the superior offer. on February 19, 2013, First Majestic announced that it has elected not to match the superior offer. upon the termination of the Orko Arrangement on February 20, 2013, First Majestic received an CAD$11.6 million termination fee from Orko;

b)	1,415,000 options were granted with a weighted average exercise price of CAD$20.91 and expire in five years from the grant date;
c)	210,400 options were exercised for gross proceeds of CAD$751,000; and
d)	17,500 options were cancelled.

Pursuant to the above subsequent events, the Company has 116,967,240 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies and assumptions and estimation uncertainties that have the

106	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

most significant effect on the amounts recognized in the consolidated financial statements are outlined as follows:

ECONOMIC RECOVERABILITY AND PROBABILITY OF FUTURE ECONOMIC BENEFITS OF EXPLORATION, EVALUATION, AND DEVEOPMENT COSTS
Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

COMMENCEMENT OF COMMERCIAL PRODUCTION AND PRODUCTION LEVELS INTENDED BY MANAGEMENT
Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property or mill expansion has reached the commercial production levels intended by management. The results of operations of the Company during the periods presented in these audited consolidated financial statements have been impacted by management’s determination that the cyanidation and flotation plant at the La Parrilla mine were commissioned on March 1, 2012 and october 1, 2011, respectively.

FUNTIONAL CURRENCY
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the uS dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT ASSETS AND MINING INTERESTS
Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment assets and mining interests are impaired. external sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

DEPRECIATION AND AMORTIZATION RATE FOR PROPERTY, PLANT AND EQUIPMENT AND DEPLETION RATE FOR MINERAL INTERESTS
Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rate or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of income.

ESTIMATED RECLAMATION AND CLOSURE COSTS
The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

MINERAL RESERVE ESTIMATES
The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available

MANAGEMENT’S DISCUSSION AND ANALYSIS	107

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

CRITICAL JUDGEMENTS AND ESTIMATES (CONTINUED)

MINERAL RESERVE ESTIMATES (CONTINUED)
data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

INVENTORY VALUATION
Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver contained in the stockpile ore, assumptions of the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

VALUATION OF SHARE-BASED PAYMENTS
The Company uses the Black-Scholes option Pricing Model for valuation of share-based payments. option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

INCOME TAXES
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Management executed a corporate restructuring for tax purposes effective january 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IeTu, effective january 1, 2008, to attempt to limit certain companies from avoiding taxes on their cash earnings in Mexico. Management has reviewed its IeTu obligations and its consolidated tax position at December 31, 2012, and management assessed whether the benefit from these tax losses is probable. In December 2009, Mexico introduced tax consolidation reform tax rules which, effective january 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation would be recaptured from 2014 to 2021. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

During 2011, Minera el Pilón, S.A. De C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority Servicio de Administracion Tributaria (“SAT”) for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.8 million (75.7 million Mexican pesos). The tax reassessments for 2004 to 2006, totalling $2.5 million (32.3 million Mexican pesos) were pursued through tax court, pledged with certain properties of the San Martin mine as guarantees. In 2012, the Company successfully won 100% of its appeals for the 2004 and 2006 tax reassessments totalling $1.6 million (20.9 million Mexican pesos). Final resolution for the 2005 tax assessment of $0.9 million (11.4 million Mexican pesos) is expected in the first half of 2013. The Company is also currently defending the tax treatments amounting to $3.3 million (43.4 million Mexican pesos) related to the 2007 tax year regarding revenue and intercompany loan treatments via the administrative appeal process. The Company received a favourable resolution for the revenue treatment in February 2013, and SAT has cancelled $1.7 million (22.3 million Mexican pesos) of the 2007 re-assessment claim. The remaining balance of $1.6 million (21.1 million Mexican pesos) regarding the treatment of intercompany loan is currently still in appeal and pending resolution through the Mexican tax courts. The Company believes it is probable that it will defend itself successfully in

108	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

all claims and therefore has not recorded a provision for any potential tax exposure relating to these assessments.

During 2010, La Guitarra Compañía Minera, S.A. De C.V. (“La Guitarra”), a newly acquired subsidiary of the Company, had a tax re-assessment from SAT for the fiscal year 2003 relating to ineligible VAT refunds and tax treatment of intercompany loans with a maximum potential exposure of $3.2 million (40.8 million Mexican pesos). The Company has posted cash as collateral (“Restricted Cash”) for a bond held with SAT for $3.2 million (40.8 million Mexican pesos). During 2012, the Company received an initial judgment in favour of the Mexican tax authorities. This judgment is not considered a final legal ruling until the conclusion of the appeals mechanism. The Company has recorded a VAT payable of $3.2 million related to the tax assessment. Since the acquisition of La Guitarra in July 2012, First Majestic has filed each monthly VAT claim for the remainder of 2012, and has been pursuing a plan of filing all VAT refunds from 2007 to present day, which it believes will be completed by mid-2013. In january 2013, La Guitarra received its first VAT refund related to 2007 for $26,000 (338,000 Mexican Pesos).

During the second half of 2011, the Company established a global tax structure to take advantage of favourable tax rates in various jurisdictions. This global tax restructuring is anticipated to reduce the overall effective tax rate to approximately 20% annually and to remain at these rates provided the rates of the underlying jurisdictions do not change.

Due to the size, structure, complexity and nature of the Company’s operations, various tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the audited consolidated financial statements of the Company.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the united States Securities and exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no material change in the Company’s internal control over financial reporting during the year ended December 31, 2012 that has materially affected, or is reasonably likely to materially negatively affect, the Company’s internal control over financial reporting. The Company completed the acquisition of Silvermex on July 3, 2013, and proceeded to integrate the operations and administration of Silvermex immediately thereafter. Although Silvermex is subject to the same controls as First Majestic regarding the consolidation and financial reporting of year end results, management excluded from its assessment the internal control over financial reporting at Silvermex, whose financial statements constitute 23% and 21% of net and total assets, respectively, 2% of revenues, and 1% of net income of the

MANAGEMENT’S DISCUSSION AND ANALYSIS	109

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

INTERNAL CONTROL OVER FINANCIAL REPORTING (CONTINUED)

consolidated financial statement amounts as of and for the year ended December 31, 2012.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2012, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2012, has been audited by Deloitte LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2012, as stated in their report which appears on the Company’s consolidated financial statements.

LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the President and Chief Executive Officer and Chief Financial officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com;
  the Company’s Annual Information Form; and
  the Company’s audited consolidated financial statements for the year ended December 31, 2012.
110	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

FIRST MAJESTIC SILVER CORP.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	111

FIRST MAJESTIC SILVER CORP.

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112	FIRST MAJESTIC SILVER CORP. | ANNUAL REPORT 2012

CORPORATE INFORMATION

BOARD OF DIRECTORS AND OFFICERS	INVESTOR RELATIONS CONTACT
Douglas Penrose, B.Comm., CA [1,3]	info@firstmajestic.com
Chairman & Director	Tel: 604.688.3033
Toll Free: 1.866.529.2807 (North America only)
Keith Neumeyer
President, Chief Executive Officer and Director	Todd Anthony, MBA
Investor Relations Manager
Ramon Davila, Ing. M.Sc. Eng.
Chief Operating Officer and Director	Jill Anne Arias, Dip. T (Marketing)
Vice President of Marketing,
Raymond Polman, B.Sc., CA	& Executive Assistant
Chief Financil Officer

Martin Palacios, MBA, CMC	BULLION SALES
Chief Information Officer	Christina Stone
Bullion Manager
Connie Lillico, B.A.	sales@firstmajestic.com
Corporate Secretary
STOCK TRANSFER AGENT
Robert McCallum, B.Sc., P.Eng. 1,3	Computershare Trust Company of Canada
Director	510 Burrard Street, 3rd Floor
Vancouver, B.C. Canada V6C 3B9
Tony Pezzotti 1,2	Tel: 604.661.9400
Director	Fax: 604.661.9401

David A. Shaw, Ph.D [2,3]
Director	LEGAL ADVISORS
McCullough O’Connor Irwin LLP
Robert Young, P.Eng. 2	2600 Oceanic Plaza
Director	1066 West Hastings Street
Vancouver, B.C. Canada V6E 3X1
1. Audit Committee.
2. Human Resources, Compensation
and Nominating Committee.	INDEPENDENT AUDITORS
3. Corporate Governance Committee.	Deloitte LLP
P.O. Box 49279, Four Bentall Centre
CORPORATE HEADQUARTERS	2800 – 1055 Dunsmuir Street
1805 – 925 West Georgia Street	Vancouver, B.C. Canada V7X 1P4
Vancouver, BC
Canada V6C 3L2	ANNUAL GENERAL MEETING
Tel: 604.688.3033	Date: Thursday, May 23, 2013
Fax: 604.639.8873	Time: 10:00 am
Toll Free: 1.866.529.2807	Terminal City Club
info@firstmajestic.com	837 West Hastings Street
www.firstmajestic.com	Vancouver, B.C. Canada V6C 1B6

MARKET INFORMATION
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